
06046915

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THOMSON FINANCIAL

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01

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The Registrant has duly caused this Form SE to be signed on its behalf by the undersigned, thereunto duly authorized, in Rome, Italy on September 12, 2006.

REPUBLIC OF ITALY

By: 
Name: Dott.ssa Maria Cannata
Title: Director General – Treasury Department – Direction II
Ministry of Economy and Finance

EXHIBIT INDEX

Exhibit (c)

The latest annual budget for the Registrant as set forth in the Program Document for 2007-2011 (*Documento di Programmazione Economico-Finanziaria per gli anni 2007-2011*), dated July 7, 2006, filed in paper format under cover of Form SE on September 12, 2006



Documento di Programmazione Economico Finanziaria

per gli anni 2007-2011

05

Documento di Programmazione Economico-Finanziaria

Per gli anni 2007-2011

Presentato dal Presidente del Consiglio dei Ministri

Romano Prodi

e

dal Ministro dell'Economia e delle Finanze

Tommaso Padoa - Schioppa

Approvato dal Consiglio dei Ministri il 7 luglio 2006



IL PRESIDENTE DEL CONSIGLIO DEI MINISTRI
IL MINISTRO DELL'ECONOMIA E DELLE FINANZE

Roma, 7 luglio 2006

Illustre e Caro Presidente,

con la presentazione del *Documento di Programmazione economica e finanziaria* il Governo compie il secondo importante passo della sua politica economica e nello stesso tempo avvia la procedura di bilancio che condurrà, nel prossimo settembre, alla presentazione della Legge finanziaria per il 2007. Questo passo segue l'approvazione, avvenuta lo scorso 30 giugno, della manovra correttiva e delle misure per la promozione della concorrenza e la tutela dei consumatori.

L'obiettivo delle due iniziative, e di altre che seguiranno, in coerenza con le dichiarazioni programmatiche del Presidente del Consiglio dei Ministri, è sbloccare un vero e proprio intreccio perverso nel quale si è venuta a trovare l'economia italiana dopo avere accumulato, a partire dalla metà degli anni Novanta, un ritardo di crescita che ha accentuato sia l'instabilità macroeconomica sia il disagio sociale.

La combinazione di deficit elevato, esaurimento dell'avanzo primario e risalita del debito configura una condizione insostenibile dei conti pubblici, rendendoli più vulnerabili all'aumento in corso dei tassi di interesse, alle pressioni del mercato finanziario internazionale e al giudizio delle agenzie di *rating*. Essa ci pone in difetto rispetto alle regole europee. Nello stesso tempo, bassa crescita, inefficienze e distorsioni del sistema tributario, scarsa efficacia della politica di bilancio a finalità redistributiva, diffuse arretratezze nell'apparato amministrativo pubblico contribuiscono a peggiorare gli indicatori di disuguaglianza e di povertà. A frenare lo sviluppo economico e il tasso di crescita potenziale dell'economia concorrono, inoltre, l'andamento stagnante della produttività totale dei fattori, l'insufficienza dei meccanismi premianti la qualità, un contesto generale poco favorevole all'impresa e agli utenti-consumatori, l'ampiezza di settori protetti e privi di concorrenza.

La politica economica è così chiamata ad agire sui tre fronti: dello sviluppo, del risanamento e dell'equità. Deve affrontarli simultaneamente perché essi sono inscindibili. Se la *crescita*, infatti, è indispensabile per generare le risorse necessarie a un aumento del benessere, alla riduzione della povertà e al risanamento dei conti pubblici, l'*equilibrio di bilancio* è necessario per liberare finalmente cittadini e imprese dal timore paralizzante di nuovi interventi, ripristinando così la fiducia per investire sul futuro e aprendo nuove prospettive ai più giovani. L'*equità*, infine, esige che si ponga fine a fenomeni inaccettabili di evasione ed elusione fiscale; le situazioni di sofferenza finanziaria colpiscono soprattutto gli strati più deboli, oltre che le generazioni future che non hanno
voce e rappresentanza. In un regime democratico, una maggiore equità è condizione indispensabile per il sostegno popolare al processo di risanamento finanziario e per il rilancio della crescita.

La manovra finanziaria per il 2007 rispecchierà questa impostazione. Sotto il profilo quantitativo, essa sarà di un importo complessivo pari a circa 35 miliardi, di cui 20 destinati alla riduzione del deficit e 15 a misure di promozione della crescita, della competitività e dell'equità sociale. La correzione avrà carattere strutturale, non solo perché questo ci chiedono gli impegni europei, ma ancor più perché i problemi stessi hanno natura strutturale.

Il Governo mantiene invariati gli impegni presi con l'Unione europea per un rientro sotto il 3 per cento del rapporto deficit-pil già nel 2007 - anno in cui si prevede diminuirà al 2.8 per cento - e per ulteriori correzioni strutturali di mezzo punto percentuale di Pil negli anni successivi. Il Governo si riserva tuttavia di valutare con precisione il percorso di rientro in relazione al profilo temporale degli effetti strutturali delle misure che verranno adottate.

In linea con la sua natura di documento programmatico, il Dpef presenta analisi qualitative e indicazioni quantitative sull'andamento della finanza pubblica, fornendo cifre aggregate e specificando concreti obiettivi per questo e per gli anni a seguire. Non entra - come del resto non è accaduto in passato – nell'articolazione specifica delle misure che saranno adottate nella Finanziaria. Per individuare le forme di intervento più appropriate il Governo ha bisogno di un lavoro tecnico e di un'interlocuzione con le parti sociali e con i rappresentanti degli enti territoriali, che occuperanno i prossimi due mesi.

Il Dpef, tuttavia, già contiene chiari orientamenti in ciascun dei tre campi dello sviluppo, del risanamento e dell'equità.

In un'ottica di risanamento dei conti pubblici, il Governo ha già indicato di voler puntare su un regime di tassazione più equo, ripulito dai mali dell'evasione e dell'elusione, e su una riduzione delle inefficienze dell'apparato delle amministrazioni pubbliche, centrali e locali. In questa direzione ha già compiuto passi la manovra correttiva varata la settimana scorsa.

Sarebbe tuttavia sbagliato pensare che questa duplice azione possa, da sola, correggere gli andamenti di fondo della finanza pubblica. La dimensione dello squilibrio rende indispensabile intervenire anche su tendenze strutturali della spesa pubblica che sono sempre meno favorevoli, dunque sui quattro grandi comparti - sistema pensionistico, servizio sanitario, amministrazioni pubbliche, finanza degli enti decentrati - che ne rappresentano circa l'80 per cento.

Altrettanto sbagliato, però, sarebbe ritenere - o far credere - che un intervento strutturale sulle principali voci di spesa del sistema pubblico significhi impoverirne la funzione di solidarietà, di promozione della crescita e di fornitura di beni pubblici primari quali la giustizia, la sicurezza o
l'istruzione. E' vero il contrario: solo nel contesto di una finanza pubblica sana, lo Stato e i poteri locali possono assicurare - in maniera finanziariamente sostenibile nel tempo - la loro funzione economica e sociale.

Va sottolineato, inoltre, che ognuno dei quattro grandi comparti della spesa pubblica presenta al suo interno squilibri, inefficienze, duplicazioni ed arretratezze che chiamano, di per sé, interventi correttivi. Sono quelle inefficienze e quegli stessi squilibri a offrire i margini per operare e a indicare la necessità di intervenire, anche a prescindere dalla situazione di bilancio. Se pure non fosse costretta a ridurre il deficit e ad alleggerire il peso del debito, l'Italia dovrebbe comunque porre mano a una riqualificazione della spesa pubblica per potere destinare più risorse a nuove infrastrutture, ricerca, politiche di solidarietà sociale, valorizzare le cultura.

Il ricavato della manovra di reperimento di risorse attraverso riduzioni di spese e ricerca di nuove entrate - su questo aspetto il Governo è seriamente impegnato - non verrà utilizzato solo per incidere sul disavanzo. In misura non trascurabile verrà destinato al finanziamento di misure per stimolare la crescita e la competitività del paese, creare nuove opportunità per i giovani, combattere la povertà e l'emarginazione, promuovere l'equità sociale.

Gli sforzi che siamo chiamati a compiere hanno dunque obiettivi ambiziosi, che si rafforzano reciprocamente e produrranno risultati concreti e positivi già nell'immediato e ancor più nel seguito. E' in questo spirito, e nella certezza che il loro significato verrà ben compreso, che li proponiamo agli italiani.

Con molta amicizia

[firma]

Tommaso Padoa-Schioppa

Ai Presidenti
della Repubblica
del Senato
e della Camera dei Deputati

"Coloro che dicono che il mondo andrà
sempre così come è andato finora...
contribuiscono a far sì che l'oggetto
della loro predizione si avveri"

Immanuel Kant

Scritti politici e di filosofia della storia e del diritto

INDICE

INDICE DEI RIQUADRI

INDICE DELLE TAVOLE

INDICE DELLE FIGURE

I – CONTESTO INTERNAZIONALE

I.1 Congiuntura economica

Nel 2005 l'economia mondiale ha continuato a registrare un tasso di crescita elevato (4,7 per cento), pur evidenziando un rallentamento nella seconda parte dell'anno. Contemporaneamente, il prezzo del petrolio è passato dai 38 dollari al barile nella media del 2004, ai 55 dollari.

Il volume degli scambi commerciali è cresciuto del 7,3 per cento, valore che, seppur in decelerazione rispetto al 2004, rimane superiore alla media degli ultimi dieci anni.

Gli Stati Uniti e le economie emergenti, ed in particolare quelle asiatiche, hanno trainato la crescita mondiale, sostenuta anche dal consolidarsi dell'espansione economica in Giappone. A ciò ha fatto riscontro il rallentamento dell'attività nell'area dell'euro, con il PIL in moderazione dal 2 per cento del 2004 all'1,3, a riflesso dell'evoluzione ciclica sfavorevole nelle principali economie dell'area, penalizzate dal contemporaneo indebolimento della domanda interna ed estera.

Nel primo trimestre 2006 la crescita dell'economia mondiale ha registrato un rafforzamento rispetto all'ultimo trimestre 2005, rivelandosi superiore alle attese (cfr. Fig. I.1). All'accelerazione dell'economia statunitense, alla conferma delle economie asiatiche emergenti quali motore dello sviluppo mondiale e alla buona *performance* dell'economia giapponese, si é aggiunta la ritrovata vivacità dell'area dell'euro. A differenza del recente passato, pertanto, l'espansione internazionale risulta più equilibrata, caratterizzata da una maggiore omogeneità nella distribuzione della crescita.

Figura I.1 – Evoluzione trimestrale del PIL 2005-2006: Confronti internazionali (variazioni percentuali congiunturali annualizzate)


6,0
5,0
4,0
3,0
2,0
1,0
0,0
I-05
II-05
III-05
IV-05
I-06
Stati Uniti
Giappone
Area Euro
Paesi industrializzati

Fonte: Elaborazioni su dati OCSE, Commissione Europea, BEA

Secondo le stime dei principali Organismi internazionali, nella media del 2006 il PIL mondiale dovrebbe crescere ad un tasso prossimo a quello dell'anno precedente (cfr. Tav. I.1). Al consolidamento del ciclo economico mondiale dovrebbe accompagnarsi una accelerazione degli scambi internazionali intorno al 9 per cento nel corrente anno.

Permangono, tuttavia, alcuni importanti fattori di criticità a livello globale di carattere sia economico che geo-politico. La globalizzazione dei mercati, i cambiamenti nella divisione internazionale del lavoro e gli aumenti dei prezzi delle materie prime creano squilibri commerciali il cui finanziamento è affidato ai consistenti flussi di risparmio internazionale, determinando, anche se in misura meno pronunciata rispetto al passato, sfasamenti tra risparmio ed investimenti nelle varie aree. Inoltre, lo scenario sconta un'ulteriore ascesa dei prezzi nel mercato immobiliare in molti paesi, quotazioni del petrolio molto elevate – dal picco dei 75 dollari al barile raggiunto in aprile a livelli prossimi ai 70 dollari – nonché il forte rincaro delle altre materie prime (cfr. Tav. I.2). In particolare, l'andamento del prezzo del greggio è legato alla forte domanda, soprattutto da parte dei paesi emergenti ed alle difficoltà nell'aumentare la capacità produttiva nel breve periodo, oltre che a tensioni geopolitiche.

In questo contesto, in linea con le stime degli Organismi internazionali, i prezzi delle materie prime non energetiche aumenterebbero dell'8,5 per cento, mentre i prezzi dei manufatti dovrebbero rallentare per effetto della maggiore concorrenza internazionale (1,3 per cento).

Il cambio euro-dollaro, in base alle ipotesi tecniche assunte, dovrebbe attestarsi in media d'anno intorno all'1,28.

Stati Uniti

L'economia statunitense continua a crescere a ritmi sostenuti. Dopo il rallentamento dell'ultimo trimestre 2005 (1,7 per cento di crescita annualizzata del PIL), ha ripreso ad espandersi in modo vigoroso nei primi tre mesi dell'anno in corso (5,6 per cento), trainata dall'incremento dei consumi delle famiglie, dal graduale rafforzamento degli investimenti fissi non residenziali e dalla dinamica positiva del mercato del lavoro.

Dal lato estero, grazie al forte incremento delle esportazioni, si registra un miglioramento del contributo delle esportazione nette alla crescita del PIL, il quale tuttavia rimane ancora negativo (cfr. Fig. I.2).

Figura I.2 – Stati Uniti: Contributi congiunturali annualizzati alla crescita del PIL 2005-2006


5,5
4,5
3,5
2,5
1,5
0,5
-0,5
-1,5
I - 05
II - 05
III - 05
IV - 05
I - 06
Consumi privati
Investimenti lordi
Esportazioni nette di beni e servizi
Investimenti lordi e consumi pubblici
PIL (variazioni percentuali annualizzate)

Fonte: Bureau of Economic Analysis, BEA

In particolare, la robusta accelerazione dei consumi privati nel primo trimestre 2006, superiore alla dinamica del reddito reale, si è accompagnata ad una diminuzione della propensione al risparmio, stabilizzatasi su livelli negativi da circa un anno.

La risposta ritardata dell'economia al rialzo dei tassi sui *Fed funds*, il perdurare di tensioni sui prezzi del petrolio ed il graduale raffreddamento nella crescita del settore immobiliare proiettano una moderazione nella crescita economica nella seconda parte dell'anno e nel 2007. Il rialzo delle aspettative d'inflazione unitamente a tensioni striscianti nel mercato del lavoro argomentano a favore di un atteggiamento meno espansivo da parte della *Federal Reserve*, che ha di recente alzato il tasso obiettivo sui *Fed funds* a 5,25 punti percentuali.

Nuovi rialzi dei tassi di riferimento potrebbero essere attuati nei prossimi mesi, moderando ulteriormente il sentiero di crescita dell'economia.

Si prevede una espansione del prodotto interno lordo pari al 3,6 per cento nel 2006, sostanzialmente in linea con quella registrata nell'anno precedente.

Area Euro

Confortanti segnali di ripresa provengono anche dall'area dell'euro. L'economia dell'area sembra finalmente in grado di agganciarsi all'espansione mondiale, anche se su tassi di sviluppo più contenuti. La fase espansiva del ciclo europeo si fonda su basi più solide rispetto al passato.

Nel primo trimestre 2006, il PIL europeo ha segnato una crescita congiunturale trimestrale dello 0,6 per cento (2,4 per cento in termini annualizzati), doppia rispetto a quella registrata nell'ultimo trimestre 2005, interessando anche le tre più grandi economie europee (cfr. Fig. I.1).

Segnali incoraggianti provengono dalla crescita congiunturale tedesca, pari allo 0,4 per cento, sostenuta dal forte recupero dei consumi privati che sono tornati nettamente positivi dopo la brusca caduta del quarto trimestre 2005. Gli investimenti fissi lordi, nonostante la buona *performance* della componente di macchinari e attrezzature, registrano una leggera flessione, dovuta interamente alla forte contrazione nel settore delle costruzioni ed in parte provocata dalle sfavorevoli condizioni climatiche.

L'espansione rifletterebbe il forte recupero del settore industriale, sostenuto dal favorevole ciclo internazionale e dall'accelerazione in corso nel commercio mondiale, scontando anche il lieve apprezzamento atteso del cambio euro-dollaro. Gli ultimi dati della Commissione Europea mostrano che l'andamento degli indicatori di fiducia delle imprese manifatturiere (cfr. Fig. I.3) e delle attese di produzione è in costante rialzo, mentre quello dell'indice di fiducia dei consumatori segnala una maggiore cautela. Questo testimonia che, almeno per il momento, le imprese risultano essere i maggiori beneficiari della ripresa in atto grazie all'attuazione di politiche volte al recupero di produttività (guadagno d'efficienza) e di competitività (contenimento del costo del lavoro).

Figura I.3 – Area Euro e Germania: Indice di fiducia delle imprese


110
105
100
95
90
85
80
4
2
0
-2
-4
-6
-8
-10
-12
-14
-16
gen-03
mar-03
mag-03
lug-03
set-03
nov-03
gen-04
mar-04
mag-04
lug-04
set-04
nov-04
gen-05
mar-05
mag-05
lug-05
set-05
nov-05
gen-06
mar-06
mag-06
Germania (Indice IFO)
Area Euro (scala dx)

Fonte: Commissione Europea, Indagine Ifo

Dal lato della politica monetaria, le potenziali pressioni inflazionistiche derivanti dal caro petrolio, nonché dal rialzo dei prezzi delle altre materie prime, potrebbero spingere la BCE a proseguire nella politica di rialzo dei tassi ufficiali. A conferma di tale orientamento, in giugno la BCE ha provveduto ad incrementare di 25 punti base il tasso di riferimento sulle operazioni di rifinanziamento, portandolo al 2,75 per cento. Si tratta del terzo incremento dopo quelli del dicembre 2005 e del marzo 2006.

In questo contesto, la crescita dell'area euro dovrebbe accelerare dall'1,3 per cento del 2005 al 2,2 per cento nel 2006 (cfr. Tav. I.1).

Giappone

Nonostante la leggera decelerazione del primo trimestre 2006 (3,1 per cento di crescita trimestrale annualizzata contro il 4,5 per cento del trimestre precedente), l'economia giapponese continua a mostrare segnali incoraggianti legati soprattutto al ritrovato vigore degli investimenti privati, che indicano la graduale uscita dalla lunga fase di deflazione registrata a partire dalla fine degli anni novanta.

Il Giappone, ormai agganciato alla forte espansione delle economie asiatiche emergenti, dovrebbe crescere, in media d'anno, ad un tasso pari al 2,8 per cento, lievemente superiore a quello registrato nel 2005 (cfr. Tav. I.1).

Il buon livello degli indicatori di fiducia delle imprese, soprattutto quelle esportatrici, conferma che il rafforzamento della ripresa giapponese sarà guidato dalla domanda estera che, beneficiando del graduale deprezzamento del cambio nominale dello *yen* rispetto al dollaro e allo *yuan* avvenuto nel corso del 2005, dovrebbe trainare anche gli investimenti privati. Inoltre, il forte guadagno di competitività osservato nel periodo gennaio 2005-marzo 2006 (il tasso di cambio reale effettivo, misurato sulla base dei prezzi dei manufatti, si è ridotto di circa 13 punti) dovrebbe rappresentare un ulteriore presupposto affinché il ciclo espansivo delle esportazioni giapponesi continui nel corso dell'anno. Anche i consumi privati sono in moderata espansione, mostrando come la ripresa economica sia ormai su basi solide.

Dal lato della politica monetaria, la Banca Centrale giapponese non ha ancora abbandonato la *Zero-Interest-Rate-Policy* adottata dal 2001. Tuttavia, nel marzo di quest'anno ha ufficialmente dichiarato un cambiamento degli obiettivi di politica monetaria, abbandonando il *target* fissato in termini di tasso di crescita della liquidità a favore di un obiettivo intermedio rappresentato dal tasso di interesse *overnight*. Nei prossimi mesi potrebbe procedere ad un primo rialzo effettivo nei tassi d'interesse.

Economie emergenti

Anche nel 2006 le economie asiatiche emergenti continueranno a registrare la crescita più sostenuta a livello mondiale, pur con un leggero rallentamento rispetto al 2005. La Cina, secondo le previsioni degli Organismi internazionali, dovrebbe crescere ad un tasso pari al 9,5 per cento, trainata dalla forte espansione delle esportazioni e degli investimenti produttivi. La quota di mercato della Cina sulle esportazioni mondiali si attesterebbe alla fine dell'anno in corso all'8 per cento, raggiungendo gli Stati Uniti al secondo posto della classifica internazionale dietro alla Germania, che rimane il primo esportatore mondiale. L'India, continuando a beneficiare dello sviluppo del settore terziario (soprattutto nel comparto dell' *Information Comunication Technology*, ICT) i cui beni e servizi sono destinati prevalentemente al mercato estero, dovrebbe crescere al 7,3 per cento, in lieve decelerazione rispetto al 2005.

I.2 Prospettive per il 2007 e medio termine

In linea con le previsioni dei principali Organismi internazionali, l'economia mondiale dovrebbe crescere nel quinquennio 2007-2011 mediamente del 4,3 per cento, in rallentamento rispetto al 5 per cento registrato nel triennio 2004-2006.

Il commercio mondiale è previsto aumentare a tassi elevati (7,8 per cento medio annuo), seppure più contenuti rispetto all'8,9 per cento del triennio 2004-2006.

Tavola I.1 – Variabili internazionali rilevanti per l'Italia (variazioni percentuali medie annue)

	2005	2006	2007	2008	2009	2010	2011
PIL							
paesi industrializzati	2,7	3,1	2,8	2,8	2,8	2,7	2,7
Stati Uniti	3,5	3,6	3,1	3,1	3,0	3,0	3,0
Giappone	2,7	2,8	2,2	2,0	1,8	1,6	1,6
UEM (12 paesi)	1,3	2,2	2,2	2,2	2,1	2,0	2,0
Francia	1,4	2,1	2,2	2,5	2,1	2,0	2,0
Germania	0,9	1,8	1,6	1,8	2,1	2,0	2,0
Regno Unito	1,8	2,4	2,9	2,7	2,5	2,5	2,5
Spagna	3,4	3,3	3,0	2,8	2,7	2,5	2,5
Mondo escluso UE	5,5	5,4	5,0	4,7	4,6	4,6	4,6
Mondo	4,7	4,8	4,5	4,2	4,2	4,2	4,2
Commercio mondiale	7,3	9,1	8,7	8,0	7,5	7,5	7,5

Fonte: Elaborazioni e stime su dati OCSE, FMI, Commissione Europea e statistiche nazionali

Dal lato dei cambi, si assume l'ipotesi di una stabilizzazione del valore dell'euro nel periodo di previsione intorno a 1,28 dollari: rispetto ai valori registrati negli ultimi due anni, si ipotizza quindi un lieve indebolimento della valuta statunitense, causato dai timori sugli squilibri con l'estero dell'economia e dalle attese di una graduale riduzione del differenziale di crescita e dei tassi di interesse tra gli Stati Uniti e l'area dell'euro. Lo scenario internazionale descritto assume che il tendenziale indebolimento del dollaro non sia destinato ad accentuarsi. I rialzi dei tassi d'interesse da parte della *Federal Reserve* e le contestuali politiche di accumulo di riserve denominate in dollari da parte dei paesi emergenti dovrebbero, infatti, continuare a dare sostegno alla valuta americana.

Le prospettive relative al petrolio, al contrario di quanto accaduto nel passato, non delineano una graduale discesa delle quotazioni. Il prezzo è, infatti, atteso collocarsi intorno ai 71 dollari a barile per tutto l'orizzonte previsivo. I prezzi dei manufatti e delle materie prime non energetiche sono proiettati in moderato aumento (cfr. Tav. I.2).

Tavola I. 2 - Prezzi internazionali (variazioni percentuali)

	2005	2006	2007	2008	2009	2010	2011
petrolio cif (dollari/barile)	54,7	70,0	71,0	71,0	71,0	71,0	71,0
materie prime non energetiche	1,6	8,5	5,0	1,4	1,3	1,3	1,3
manufatti	3,5	1,3	3,0	2,5	2,0	2,0	2,0

Fonte: Elaborazioni e stime su dati OCSE, FMI, Commissione Europea

La crescita dei paesi industrializzati dovrebbe mantenersi sul 2,8 per cento in tutto l'arco previsivo considerato.

L'economia statunitense continuerebbe a mostrare la migliore *performance*, sviluppandosi ad un tasso del 3 per cento, sostanzialmente in linea con il suo potenziale. L'espansione dell'economia risulterebbe, tuttavia, inferiore a quella registrata nel triennio precedente, subendo un rallentamento nella crescita dei consumi delle famiglie causato dai forti incrementi nei prezzi dei prodotti energetici, dai rialzi dei tassi d'interesse e dall'attesa frenata nella crescita dei prezzi nel mercato immobiliare.

Per quanto riguarda l'area euro, si prevede nel medio periodo una crescita lievemente superiore a quella registrata nel triennio 2004-2006. Pur con differenze tra i paesi, il favorevole quadro internazionale dovrebbe comportare un'accelerazione delle esportazioni. Il ciclo economico *export led* dovrebbe estendersi in maniera sempre più accentuata alle componenti interne della domanda. In particolare, lo stimolo esterno, insieme a condizioni di finanziamento ancora favorevoli, dovrebbe comportare un ulteriore incremento degli investimenti fissi lordi.

La necessità di correggere gli squilibri di finanza pubblica presenti in alcuni dei più importanti paesi dell'area potrebbe viceversa avere riflessi negativi sulla ripresa del ciclo dei consumi.

In Giappone, la crescita attesa per il quadriennio considerato rimarrebbe al di sopra del potenziale, seppure con un ridimensionamento rispetto al tasso di sviluppo medio del triennio 2004-2006 a causa della lieve decelerazione nella crescita delle economie dei paesi asiatici emergenti che costituiscono il principale mercato di sbocco dei prodotti giapponesi. L'aumento del PIL sarebbe trainato dalle esportazioni e dagli investimenti, mentre i consumi dovrebbero comunque recuperare terreno.

Sulla base di questi sviluppi attesi e grazie a politiche monetarie molto attente, l'inflazione dovrebbe restare su valori sostanzialmente contenuti nella maggior parte delle aree, nonostante il recente emergere di nuove moderate tensioni.

I.3 Rischi della previsione

Nel definire lo scenario internazionale, gli elementi di rischio che potrebbero influenzare le tendenze per i prossimi anni sono riconducibili a tre principali fattori.

Il primo é rappresentato dai cosiddetti *global imbalances*. Un aggiustamento rapido e significativo di questi squilibri potrebbe portare a contraccolpi sui mercati finanziari, ed in particolare su quello valutario, e ripercuotersi sulle economie mondiali. Il dollaro ha mostrato una certa fragilità a seguito dei primi rialzi dei tassi nell'area dell'euro ed a quelli di una revisione degli obiettivi di politica monetaria in Giappone. Un forte e disordinato indebolimento del dollaro, legato anche alla presenza di un grave deterioramento dei conti con l'estero degli Stati Uniti, potrebbe amplificare gli effetti negativi già in atto sulla ricchezza e sulla crescita mondiale.

Figura I.4 – Stati Uniti - Area Euro: Saldo delle partite correnti (in miliardi di dollari)


50
0
-50
-100
-150
-200
-250
1Q90
1Q92
1Q94
1Q96
1Q98
1Q00
1Q02
1Q04
1Q06
USA
Area Euro

Fonte: Elaborazioni su statistiche nazionali e BCE

Il secondo elemento di rischio é rappresentato dall'eventualità di una nuova fase di forti rialzi del prezzo del petrolio che porterebbe inevitabilmente rischi aggiuntivi per l'economia mondiale. Attualmente, il prezzo del petrolio in termini reali è tornato sui livelli raggiunti tra la prima e la seconda crisi petrolifera degli anni '70. I fattori di fondo che potrebbero innescare tale rialzo sono da ricercarsi sia dal lato della domanda sia dal lato dell'offerta. L'andamento del prezzo del greggio è legato all'incremento della domanda da parte dei paesi emergenti a cui si aggiunge il rafforzamento di quella dei paesi industrializzati, ma anche ai ridotti margini della capacità produttiva dei paesi esportatori dovuti ai vincoli sull'attività estrattiva e di raffinazione. A questi fattori si aggiunge il possibile inasprimento di situazioni di tensione in diverse aree (Iran, Iraq, Nigeria). Tali tensioni potrebbero alimentare fattori speculativi, determinando ampie fluttuazioni nel prezzo del greggio.

Le pressioni sui prezzi energetici, ed in generale sulle materie prime, potrebbero di gran lunga controbilanciare gli effetti disinflazionistici provenienti dai paesi produttori a basso costo, con conseguenze sull'inflazione e la crescita mondiale. A maggior ragione questo potrebbe avvenire in futuro se le spinte protezionistiche, attualmente latenti, dovessero intensificarsi.

Figura I.5 – Prezzi reali del petrolio (indice gennaio 1973=100)


900
800
700
600
500
400
300
200
100
0
73
75
77
79
81
83
85
87
89
91
93
95
97
99
01
03
05

Fonte: Elaborazioni su dati MEF

Infine, si potrebbe parlare in generale di rischi di fragilità finanziaria, specialmente in relazione al forte aumento nel prezzo delle abitazioni nelle principali economie avanzate ed ai rischi di una loro brusca ricaduta. La solidità del sistema finanziario internazionale, unitamente alla robustezza della crescita economica mondiale, lascia ottimisti sul possibile assorbimento di eventuali *shock*, ma non permette di escluderli totalmente dallo scenario.

II – EVOLUZIONE DELL'ECONOMIA ITALIANA

II.1 Economia italiana nel 2006

Sviluppi recenti

Segnali di ripresa congiunturale stanno emergendo anche in Italia. Dopo la stagnazione dell'attività economica registrata nel quarto trimestre e nell'intero 2005, i dati relativi al primo trimestre 2006 hanno mostrato una netta ripresa. Il PIL è cresciuto dello 0,6 per cento rispetto al trimestre precedente e dell'1,5 per cento rispetto allo stesso periodo dell'anno scorso. Una chiara progressione nelle tendenze più recenti è supportata anche dal complesso dell'analisi degli indicatori congiunturali.

Nel primo trimestre, l'attività economica risulta trainata principalmente dalle componenti della domanda interna (investimenti e consumi privati) e, in misura minore, dal recupero della domanda estera; si è verificato altresì un forte decumulo delle scorte.

Figura II.1 – Contributi congiunturali alla crescita del PIL


Consumi privati
Investimenti
Esportazioni nette
Scorte
2005-I
2005-II
2005-III
2005-IV
2006-I

Fonte: elaborazioni su dati ISTAT

Dal lato dei prezzi, si registra una forte accelerazione degli *input* esterni: il deflatore delle importazioni è aumentato in termini tendenziali del 10,7 per cento. Nonostante ciò, l'inflazione al consumo non ha mostrato una netta accelerazione, mantenendosi sui livelli del quarto trimestre, mentre il deflatore del PIL ha decelerato.

Figura II.2 – Deflatori impliciti del PIL, consumi delle famiglie e importazioni (variazioni percentuali sul periodo corrispondente)


11,0
9,0
7,0
5,0
3,0
1,0
-1,0
-3,0
2004-I
2004-II
2004-III
2004-IV
2005-I
2005-II
2005-III
2005-IV
2006-I
deflatore importazioni
deflatore consumi
deflatore PIL

Fonte: ISTAT

Dal lato dell'offerta, la ripresa congiunturale è stata sostenuta dal settore industriale che ha positivamente risposto agli stimoli provenienti dalle esportazioni.

Dopo un trimestre di crescita sostenuta (1,1 per cento sul trimestre precedente, in termini destagionalizzati), la produzione industriale in aprile é stata molto debole, anche se probabilmente distorta dal calendario delle festività nel mese, e questo proietta possibili risultati deludenti nel secondo trimestre. Tuttavia, molti indicatori congiunturali sul lato della produzione continuano a dare segnali positivi. In particolare, il clima di fiducia delle imprese manifatturiere calcolato dall'ISAE a maggio è ritornato ai livelli elevati di inizio 2001. D'altra parte, il profilo della fiducia delle famiglie mostra un andamento altalenante: dopo la ripresa di maggio, in giugno si è registrato un nuovo calo, mentre l'indicatore continua a rimanere su livelli storicamente molto bassi.

Figura II.3 – Clima di fiducia di imprese e consumatori


115
105
95
98
96
94
92
90
88
86
84
82
80
78
mag-03
lug-03
set-03
nov-03
gen-04
mar-04
mag-04
lug-04
set-04
nov-04
gen-05
mar-05
mag-05
lug-05
set-05
nov-05
gen-06
mar-06
mag-06
Clima di Fiducia delle Famiglie (scala sx)
Clima di Fiducia delle Imprese (scala dx)

Fonte: ISAE

Previsioni per il 2006

Tenuto conto dei risultati favorevoli del primo trimestre e dell'eredità positiva del 2005 (il trascinamento è risultato pari a 0,3 punti percentuali), si stima che il PIL aumenti in media dell'1,5 per cento nel 2006. Questa stima sconta l'aspettativa di una certa moderazione della crescita nel prosieguo d'anno.

La crescita sarà sostenuta principalmente dalla domanda interna. Gli investimenti e i consumi privati apporterebbero un contributo positivo alla crescita pari rispettivamente allo 0,5 e allo 0,8 punti percentuali. Le esportazioni nette darebbero un apporto nullo, il che sarebbe comunque un miglioramento rispetto al 2005.

Dal lato della domanda interna, la ripresa degli investimenti in macchinari e attrezzature sarà favorita dal buon andamento della domanda estera. Tuttavia il grado di utilizzo degli impianti, seppur in aumento, risulta su livelli non particolarmente elevati.

Gli investimenti in costruzioni, che nel triennio 2000-2002 avevano registrato una forte fase espansiva, mostrerebbero una crescita moderata, in recupero rispetto al 2005.

La spesa delle famiglie è prevista aumentare dell'1,3 per cento, rispetto all'andamento sostanzialmente piatto dell'anno precedente. A fronte di un orientamento cauto dei consumatori, questa stima tiene conto di una evoluzione positiva del reddito reale disponibile delle famiglie che dovrebbe beneficiare dell'incremento dei redditi da lavoro dipendente legato ad alcuni rinnovi contrattuali (in particolare quelli del settore metalmeccanico e del settore pubblico) e dell'incremento degli altri redditi.

Dal lato della domanda estera, alla forte ripresa del commercio mondiale si contrappongono l'apprezzamento dell'euro nei confronti del dollaro e la stabilizzazione del prezzo del petrolio su livelli elevati (70 dollari al barile). Le esportazioni registrerebbero un recupero rispetto all'anno precedente: la crescita si attesterebbe al 4,7 per cento. Anche la dinamica delle importazioni, di riflesso alla ripresa della domanda, mostrerebbe un'accelerazione (4,4 per cento). I prezzi delle importazioni, condizionati dall'elevata quotazione del petrolio, risulterebbero però ancora su livelli elevati e aumenterebbero in linea con quelli dell'anno precedente; i prezzi delle esportazioni, viceversa, risulterebbero in moderata decelerazione.

Tavola II.1 – Conto economico risorse e impieghi valori concatenati anno base 2000 (variazioni percentuali)

	2005	2006
PIL ai prezzi di mercato	0,0	1,5
importazioni di beni e servizi	1,4	4,4
TOTALE RISORSE	0,2	2,1
consumi finali nazionali	0,3	1,1
spesa delle famiglie residenti	0,1	1,3
spesa della P.A. e I.S.P.	1,2	0,7
investimenti fissi lordi	-0,6	2,2
macchinari, attrezzature e vari	-1,6	3,0
costruzioni	0,5	1,3
DOMANDA FINALE	0,1	1,4
variazione delle scorte e oggetti di valore*	0,1	0,1
IMPIEGHI (incluse le scorte)	0,2	1,4
esportazioni di beni e servizi	0,3	4,7
TOTALE IMPIEGHI	0,2	2,1

(*) I dati in percentuale misurano il contributo alla crescita del PIL.
Nota: nella variazione delle scorte è inclusa anche la voce residuale determinata dalla non additività tra le componenti

Il saldo corrente della bilancia dei pagamenti risulterebbe ancora negativo e pari al 2,1 per cento in rapporto al PIL. Il saldo merci, risultato praticamente nullo nel 2005, tornerebbe negativo dopo 14 anni (-0,5 per cento in rapporto al PIL), risentendo della forte perdita di ragioni di scambio. Il *deficit* delle partite invisibili si collocherebbe all'1,6 per cento, in linea con quanto registrato lo scorso anno.

Per quanto riguarda il valore aggiunto settoriale, l'industria in senso stretto mostrerebbe il maggior recupero produttivo (da una flessione nel 2005 pari al 2,3 per cento all'1,8 per cento nel 2006), beneficiando della ripresa dell'*export*. Il settore delle costruzioni, viceversa, risulterebbe in accelerazione rispetto all'anno precedente (1,5 rispetto a 0,7 per cento).

Il settore terziario mostrerebbe una netta accelerazione del tasso di crescita rispetto a quello del 2005. Nell'ultimo quadriennio, caratterizzato da una stagnazione economica (il PIL è cresciuto in media d'anno di 0,35 per cento), la crescita è stata sostenuta esclusivamente dal settore dei servizi (0,7 per cento in media d'anno), che hanno compensato l'andamento negativo registrato dal settore industriale (-0,4 per cento in media d'anno).

Tavola II.2 – Valore aggiunto valori concatenati anno base 2000 (variazioni percentuali)

	2005	2006
Agricoltura	-2,3	0,5
Industria	-1,7	1,7
in senso stretto	-2,3	1,8
costruzioni	0,7	1,5
Servizi	0,8	1,4
privati*	1,0	1,7
pubblici**	0,5	0,6
Valore aggiunto	0,0	1,5
PIL	0,0	1,5

(*) Include commercio, alberghi, trasporti, comunicazioni, intermediazione creditizia, servizi vari ad imprese e famiglie.
(**) Include pubblica amministrazione, istruzione, sanità, altri servizi pubblici, servizi domestici presso le famiglie.

In presenza di una ripresa del ciclo economico, nel 2006 le condizioni del mercato del lavoro dovrebbero migliorare, come segnalato dai risultati della Rilevazione ISTAT sulle forze di lavoro relativa al primo trimestre dell'anno in corso. Al netto degli effetti statistici derivati dalla regolarizzazione dei lavoratori stranieri, infatti, l'occupazione è aumentata di 150 mila unità rispetto al primo trimestre del 2005.

La crescita dell'occupazione (misurata in termini di unità standard di lavoro), tornerebbe, infatti, positiva, attestandosi allo 0,5 per cento, (-0,4 per cento nel 2005). I settori più dinamici continuerebbero ad essere quello delle costruzioni e dei servizi privati, mentre nell'industria in senso stretto, le esigenze di recupero della produttività si tradurrebbero in una certa cautela delle imprese nel procedere a nuove assunzioni.

Tavola II.3 – Occupazione
(unità standard di lavoro – variazioni percentuali)

	2005	2006
Agricoltura	-8,0	-2,0
Industria	-0,5	0,3
in senso stretto	-1,6	0,0
costruzioni	2,3	1,0
Servizi	0,3	0,8
privati*	0,9	1,4
pubblici**	-0,7	-0,1
Intera economia	-0,4	0,5
dipendenti	1,3	0,9

(*) Include commercio, alberghi, trasporti, comunicazioni, intermediazione creditizia, servizi vari ad imprese e famiglie.
(**) Include pubblica amministrazione, istruzione, sanità, altri servizi pubblici, servizi domestici presso le famiglie

A fronte di tali andamenti e in presenza di una maggiore dinamica dell'offerta di lavoro, il tasso di disoccupazione risulterebbe in lieve riduzione attestandosi al 7,6 per cento.

Soprattutto per effetto dei rinnovi contrattuali già conclusi, sia nel settore pubblico che in quello privato, le retribuzioni lorde pro-capite registrerebbero un aumento del 3,4 per cento, in accelerazione rispetto al 2005.

Il costo del lavoro per dipendente aumenterebbe in misura inferiore (3,0 per cento), per effetto dei provvedimenti di riduzione delle aliquote contributive attuati con la Legge Finanziaria per il 2006. Nonostante l'accelerazione salariale, il costo del lavoro per unità di prodotto, giovandosi anche di un modesto recupero ciclico di produttività, crescerebbe del 2,1 per cento, 0,3 punti percentuali in meno rispetto al risultato del 2005.

Tavola II.4 – Costo del lavoro e retribuzioni (variazioni percentuali)

	2005	2006
COSTO DEL LAVORO PER DIPENDENTE		
industria in senso stretto	2,4	3,0
servizi privati	2,2	1,9
intera economia	2,9	3,0
RETRIBUZIONI LORDE PER DIPENDENTE		
industria in senso stretto	2,5	3,5
servizi privati	2,3	2,4
intera economia	3,1	3,4
COSTO DEL LAVORO PER UNITA' DI PRODOTTO		
industria in senso stretto	3,2	1,2
servizi privati	2,2	1,6
intera economia (calcolata su valore aggiunto)	2,4	2,1

A fronte degli andamenti salariali descritti e dell'atteso lieve recupero dei margini nell'industria in senso stretto e nei servizi privati, l'inflazione interna, misurata dal deflatore del PIL, si manterrebbe sostanzialmente sui livelli dello scorso anno.

L'inflazione al consumo è stimata, viceversa, in accelerazione rispetto al 2005 scontando il rialzo delle quotazioni petrolifere e alcuni aumenti tariffari.

Confronto con le previsioni del DPEF 2006-2009

Le previsioni macroeconomiche correnti per il 2006 confermano sostanzialmente quelle elaborate nell'ambito del DPEF dello scorso anno. Il tasso di crescita del PIL in entrambi i casi risulta pari all'1,5 per cento pur con una diversa combinazione delle componenti.

L'incremento del prezzo del petrolio, molto più elevato delle attese, si è tradotto in un aumento dell'inflazione superiore a quanto stimato nel DPEF 2006-09.

Tavola II.5 – Scostamento delle previsioni per il 2006

	DPEF 2006-09	DPEF 2007-11
Tasso di crescita del Pil reale	1,5	1,5
Tasso d'inflazione**	1,7	2,2
Tasso d'interesse forward sui Bot a 12 mesi***	2,1	3,67
Tassi di crescita dell'occupazione (unità di lavoro)	0,4	0,5
Tasso di disoccupazione (in percentuale della forza di lavoro)	8,2	7,6
Tasso di occupazione (tasso specifico età 15-64)	58,1	58,0

(*) I confronti sono da valutare con cautela in quanto il quadro macroeconomico del DPEF 2007-2011 è basato sulle nuove serie di Contabilità Nazionale e i dati del mercato del lavoro hanno subito forti revisioni statistiche.
(**) programmato per DPEF 2006-09; stimato (indice FOI, netto tabacchi) per DPEF 2007-11
(***) Fine anno

II.2 Finanza pubblica nel 2006

Nel Documento di Programmazione dello scorso anno il Governo aveva indicato nel 3,8 per cento del PIL l'obiettivo di indebitamento per il 2006 e nello 0,9 per cento quello dell'avanzo primario, correlati ad una ipotesi di crescita dell'1,5 per cento. Per il conseguimento di tali obiettivi si quantificava una manovra pari allo 0,8 per cento del PIL, in linea con la raccomandazione del Consiglio UE.

Il quadro previsivo e gli obiettivi finanziari venivano confermati nel mese di settembre con la Relazione Previsionale e Programmatica.

Nel corso dell'esame parlamentare la dimensione dell'intervento correttivo veniva innalzato, da un lato per compensare la riduzione degli introiti che andava evidenziandosi sul fronte delle dismissioni immobiliari, dall'altro per rafforzare l'obiettivo del 3,8 per cento sull'indebitamento.

Nel mese di dicembre l'Aggiornamento del Programma di stabilità, in considerazione della maggiore entità della manovra e della conferma dello scenario macroeconomico, rivedeva gli obiettivi di indebitamento netto e dell'avanzo primario rispettivamente al 3,5 e 1,3 per cento del PIL.

Ad aprile del 2006, con l'aggiornamento della Relazione Previsionale e la presentazione della Relazione Trimestrale di Cassa, il Governo, in presenza di una revisione al ribasso della crescita economica per 0,2 punti percentuali riportava la stima dell'indebitamento sul livello programmato nel DPEF del luglio 2005 al 3,8 per cento.

L'avanzo primario, scontando anche i nuovi criteri adottati dall'ISTAT per la classificazione dei servizi finanziari imputati, veniva ridotto allo 0,6 per cento.

La nuova stima dell'indebitamento netto teneva conto di una serie di fattori migliorativi emersi successivamente all'aggiornamento del Programma di Stabilità tra i quali un'evoluzione delle entrate più favorevole di quella prefigurata, un minor livello di finanziamento al bilancio comunitario, ma anche peggiorativi tra i quali una crescita dei redditi del comparto pubblico superiore legata alla dinamica occupazionale di alcuni comparti e maggiori oneri a carico della sanità.

Nel mese di maggio la Commissione europea, richiamando la Raccomandazione del luglio 2005, ha ribadito gli obblighi dell'Italia nell'ambito della procedura per i disavanzi eccessivi richiedendole di "portare il *deficit* al di sotto del 3 per cento del PIL in una maniera credibilie e sostenibile entro il 2007 di applicare la legge finanziaria con rigore, in modo da assicurare un aggiustamento cumulato del *deficit* corretto per il ciclo e al netto delle misure una-tantum dell'1,6 per cento del PIL nel biennio 2006-2007, con almeno la metà dell'aggiustamento nel 2006".

All'atto dell'insediamento del nuovo Governo è stata effettuata una ricognizione sulla situazione dei conti pubblici nel 2006 (*"due diligence")*. L'aggiornamento dell'andamento tendenziale dei saldi di finanza pubblica ha comportato una revisione al rialzo del rapporto *deficit*/PIL al 4,1 per cento e al contempo ha evidenziato ulteriori fattori di criticità connessi sia al grado di efficacia che a quello di attuazione della manovra per il 2006. I rischi di efficacia, relativi a un minor realizzo delle misure rispetto agli effetti iscritti in bilancio, venivano assegnati in particolare alla pianificazione fiscale e al concordato di massa, nonché alla capacità di contenimento della spesa corrente degli Enti locali. L'impatto negativo era stimato ad un livello massimo pari allo 0,3 per cento del PIL, come effetto netto di maggiori spese per 5,8 miliardi (sanità, patto di stabilità interno, personale e altre spese obbligatorie) e maggiori entrate per ulteriori 2,5 miliardi.

Ulteriori elementi di rischio venivano legati all'attuazione della manovra, con il rilievo posto sui flussi di investimento, sui livelli di occupazione e sulla funzionalità dell'Amministrazione pubblica, senza tuttavia incidere sul disavanzo a legislazione vigente.

Al fine di assicurare un'evoluzione dei conti pubblici del 2006 coerente con il percorso di rientro del *deficit* indicato in sede europea la strategia del Governo si è indirizzata su due fronti.

Sul piano amministrativo è stata emanata una specifica direttiva con la quale sono stati rideterminati i criteri e le priorità da rispettare per il coordinamento dell'azione amministrativa e per un efficace controllo e monitoraggio degli andamenti di finanza pubblica, sottolineando la responsabilità prioritaria di ciascun Dicastero alla realizzazione degli obiettivi.

Sul piano normativo è stato adottato, con decretazione d'urgenza, un provvedimento di correzione strutturale del *deficit* orientato al rilancio dell'economia. L'entità della correzione per l'anno in corso è stata definita tenendo presenti i primi risultati sull'autotassazione di giugno, che evidenziano un gettito superiore alle attese. L'aggiustamento netto per il 2006 risulta modesto, pari allo 0,1 per cento del PIL, mentre darà i suoi effetti pieni e strutturali a partire dal 2007 nella misura dello 0,5 per cento annuo. La manovra da avvio al processo di liberalizzazione del mercato attraverso misure destinate a promuovere la concorrenza, la competitività e la tutela del consumatore. In tale prima fase del processo, gli interventi sono indirizzati ai settori dove è divenuta improcrastinabile l'esigenza di rafforzare la libertà di scelta del consumatore e di sviluppare assetti di mercato maggiormente concorrenziali. Un nutrito pacchetto di misure mira a contrastare l'evasione/elusione fiscale e a prevenire comportamenti fraudolenti prevalentemente nel settore dell'IVA, con effetti positivi anche sulla tassazione del reddito. Le risorse liberate per tale via sono destinate per tre quarti a favore delle infrastrutture, tramite la devoluzione di fondi in particolare a favore dell'Anas e delle Ferrovie.

A seguito di tali interventi e scontando il miglioramento delle prospettive di crescita, rivista al rialzo all'1,5 per cento (contro l'1,3 per cento stimato al momento della *due diligence*) l'indebitamento netto viene a collocarsi al 4,0 per cento del PIL.

Tale livello - se considerato a condizioni 'invariate' rispetto alla *due diligence* - corrisponde a un rapporto *deficit*/PIL del 4,2 per cento: un dato sostanzialmente in linea con i risultati della stessa *due diligence* e superiore di quattro decimi di punto di PIL alle previsioni di disavanzo contenute nella RTC. La nuova stima sconta, inoltre, un aumento consistente delle entrate tributarie, dovuto in parte non trascurabile a introiti 'una tantum' – stimati in 3,1 miliardi su base annuale (0,2 per cento del PIL) – che non solo non sono replicabili, ma causeranno minori introiti nei prossimi anni. Coerentemente con quanto evidenziato in sede di *due diligence*, la stima tiene conto solo di una parte dei rischi di efficacia della Finanziaria 2006 (complessivamente pari a 0,3 per cento del PIL), ossia di quelli legati al venir meno del gettito del concordato di massa (circa 2 miliardi) abolito dalla manovra-bis.

Il Governo si è fatto carico di evitare il rischio, già messo in luce dalle due deleghe, che i cantieri Anas e Ferrovie dello Stato chiudessero e a tal fine ha dovuto stanziare 2,8 miliardi di euro.

Tavola II.6 – Conto della P.A. a legislazione vigente (importi in milioni di euro)

		Previsioni					
	2005	2006	2007	2008	2009	2010	2011
ENTRATE							
- Imposte dirette	189.052	201.255	207.678	215.628	224.177	232.632	241.411
- Imposte indirette	201.859	212.646	221.269	227.161	232.087	237.865	243.789
- Imposte c/capitale	1.808	3.135	47	37	32	26	21
Totale Entrate tributarie	392.719	417.036	428.994	442.826	456.296	470.523	485.221
Contributi sociali	182.416	187.660	192.020	197.500	203.570	209.900	216.030
Altre entrate correnti	49.826	52.940	51.850	53.000	54.420	55.740	57.180
Entrate in c/capitale non tributarie	4.156	3.790	4.805	4.780	5.915	5.955	6.000
Totale Entrate	629.117	661.426	677.669	698.106	720.201	742.118	764.431
per memoria pressione fiscale	40,6	41,2	41,0	40,9	40,9	40,8	40,7
SPESE							
Redditi da lav. dipendente	155.533	162.500	161.240	163.955	168.020	171.180	174.060
Consumi intermedi	117.136	121.000	123.900	127.645	131.275	135.655	140.150
Pensioni	198.872	207.440	215.910	224.960	231.250	238.350	246.250
Altre prestazioni sociali	42.820	45.860	46.130	47.550	47.710	48.720	50.640
Altre spese correnti netto interessi	51.331	54.120	55.720	56.480	56.190	59.060	59.540
Spese correnti al netto interessi	565.692	590.920	602.900	620.590	634.445	652.965	670.640
Interessi passivi	64.549	67.125	73.130	77.790	82.400	86.580	91.170
Totale spese correnti	630.241	658.045	676.030	698.380	716.845	739.545	761.810
di cui spesa sanitaria	94.571	101.920	103.736	107.095	111.116	115.233	119.440
Spese in c/capitale	57.050	62.720	62.990	64.370	68.750	67.830	68.000
di cui Investimenti	33.499	36.640	39.505	40.705	43.170	42.660	43.180
Totale spese al netto interessi	622.742	653.640	665.890	684.960	703.195	720.795	738.640
Totale spese finali	687.291	720.765	739.020	762.750	785.595	807.375	829.810
Saldo primario	6.375	7.786	11.779	13.146	17.006	21.323	25.791
	0,4	0,5	0,8	0,8	1,1	1,3	1,5
Saldo di parte corrente	-7088	-3.544	-3.213	-5.091	-2.591	-3.408	-3.400
	-0,5	-0,2	-0,2	-0,3	-0,2	-0,2	-0,2
Indebitamento netto	-58.174	-59.339	-61.351	-64.644	-65.394	-65.257	-65.379
	-4,1	-4,0	-4,1	-4,1	-4,1	-3,9	-3,8
Fabbisogno del settore statale	59.633	59.000	52.400	58.900	52.200	54.000	53.450
	4,2	4,0	3,5	3,8	3,2	3,2	3,1
PIL	1.417.241	1.466.835	1.513.890	1.564.628	1.613.443	1.666.941	1.721.828

La pressione fiscale, nella versione non consolidata delle imposte pagate allo Stato dalle altre Amministrazioni pubbliche, in presenza del recupero della base imponibile, risulta in aumento dello 0,6 per cento del PIL rispetto al 40,6 per cento del 2005.

La nuova stima della spesa primaria corrente sconta una crescita dei redditi da lavoro dipendente al 4,5 per cento, quale riflesso della conclusione della tornata contrattuale 2002-2005 per tutto il pubblico impiego e della relativa corresponsione degli arretrati, una dinamica più accentuata della spesa per consumi intermedi, soprattutto in relazione a maggiori oneri per la sanità. La spesa in conto capitale include l'impatto di dismissioni immobiliari per soli 1.000 milioni.

L'avanzo primario è previsto aumentare allo 0,5 per cento del PIL.

II.3 Andamento tendenziale dell'economia italiana 2007-2011

Le previsioni tendenziali per l'economia italiana si basano sullo scenario internazionale delineato nel capitolo primo e tengono conto esclusivamente della legislazione vigente. Nelle stime sono, pertanto, inclusi gli effetti triennali della legge finanziaria per il 2006.

Crescita nel 2007

Nel 2007 il tasso di crescita del prodotto interno lordo dovrebbe risultare pari all'1,5 per cento, in linea con l'andamento del 2006. L'aumento del PIL risulterebbe di poco superiore rispetto all'evoluzione del potenziale.

La crescita verrebbe sostenuta essenzialmente dalla domanda interna, il cui contributo risulterebbe pari all'1,2 per cento (di cui 0,4 punti percentuali per investimenti e 0,8 punti percentuali per la spesa delle famiglie). Il settore estero, invece, darebbe un contributo nullo.

I consumi delle famiglie crescerebbero in linea con il 2006, proseguendo sia l'evoluzione positiva del reddito disponibile, che l'atteggiamento prudente dei consumatori. Gli investimenti fissi lordi, favoriti dal mantenimento di buone prospettive della domanda, mostrerebbero una certa tenuta, soprattutto in virtù della componente in macchinari ed attrezzature (2,8 per cento).

Dal lato dei conti con l'estero, in presenza di una lieve attenuazione del dinamismo del commercio mondiale, la bilancia commerciale continuerebbe ad essere in *deficit* (-0,5 per cento in rapporto al PIL), permanendo i problemi strutturali di competitività delle imprese italiane. La crescita delle esportazioni in volume (3,7 per cento) sarebbe ancora minore di quella del commercio mondiale, con una ulteriore erosione della quota dell'*export* italiano. L'erosione sarebbe, comunque, inferiore rispetto a quella subita negli anni precedenti, riflettendo il ritorno delle imprese a politiche tese a privilegiare il recupero delle quote di mercato piuttosto che l'aumento dei margini di profitto (l'aumento dei prezzi delle esportazioni previsto sarebbe più moderato, 2,3 per cento contro 4,8 nel 2006). Le importazioni, infine, continuerebbero a manifestare una forte elasticità rispetto al PIL.

Nel complesso, stimando una evoluzione delle altre voci della bilancia dei pagamenti in linea con le tendenze più recenti, il saldo corrente mostrerebbe un profilo ancora negativo, in linea con quello dell'anno precedente (-2,1 per cento nel 2006).

Tavola II.7 - Conto economico delle risorse e degli impieghi valori concatenati anno base 2000 (variazioni percentuali)

	2005	2006	2007	Var.% 2008	2009	2010	2011
PIL ai prezzi di mercato	0,0	1,5	1,5	1,2	1,2	1,3	1,3
importazioni di beni e servizi	1,4	4,4	3,5	3,2	3,3	3,3	3,3
TOTALE RISORSE	0,2	2,1	1,9	1,6	1,6	1,7	1,7
consumi finali nazionali	0,3	1,1	1,0	1,1	1,0	1,1	1,1
spesa delle famiglie residenti	0,1	1,3	1,3	1,2	1,2	1,3	1,3
spesa della P.A. e I.S.P.	1,2	0,7	0,2	0,6	0,4	0,4	0,4
investimenti fissi lordi	-0,6	2,2	1,9	1,6	1,6	1,9	1,9
macchinari, attrezzature e vari	-1,6	3,0	2,8	2,2	2,2	2,6	2,6
costruzioni	0,5	1,3	0,8	0,8	0,8	1,0	1,0
DOMANDA FINALE	0,1	1,4	1,2	1,2	1,1	1,3	1,3
variazione delle scorte e oggetti di valore*	0,1	0,1	0,2	0,1	0,1	0,1	0,1
IMPIEGHI (incluse le scorte)	0,2	1,4	1,4	1,3	1,2	1,3	1,3
esportazioni di beni e servizi	0,3	4,7	3,7	3,0	3,2	3,1	3,1
TOTALE IMPIEGHI	0,2	2,1	1,9	1,6	1,6	1,7	1,7

Nota: nella variazione delle scorte è inclusa anche la voce residuale determinata dalla non additività tra le componenti
(*) I dati in percentuale misurano il contributo relativo alla crescita del PIL.

Da un punto di vista settoriale, il valore aggiunto dell'industria in senso stretto crescerebbe ad un ritmo di poco superiore rispetto all'anno precedente, mentre nei servizi l'andamento rimarrebbe sostanzialmente invariato.

In questo contesto, la crescita dell'occupazione, misurata in termini di unità di lavoro, si attesterebbe sullo 0,6 per cento, trainata soprattutto dai servizi privati e dalle costruzioni. Nell'industria in senso stretto, invece, l'occupazione mostrerebbe solo una leggera crescita.

In presenza di una offerta di lavoro in lieve decelerazione, che sconta il rallentamento del ciclo economico, il tasso di disoccupazione si ridurrebbe lievemente raggiungendo il 7,5 per cento.

La produttività, misurata in termini di PIL per unità di lavoro, crescerebbe meno che nel 2006 (0,9 rispetto a 1,0 per cento). Un incremento di poco inferiore a quello dell'anno precedente si avrebbe anche nell'industria in senso stretto dove l'aumento del prodotto per unità di lavoro si attesterebbe all'1,7 per cento

La dinamica tendenziale delle retribuzioni lorde per dipendente si attesterebbe, nel complesso, al 2,2 per cento, un tasso leggermente superiore a quello del deflatore dei consumi delle famiglie.

Il costo del lavoro per dipendente, venuti meno gli effetti della riduzione delle aliquote contributive prevista dalla finanziaria 2006, crescerebbe in linea con le retribuzioni. Il CLUP per l'intera economia, invece, sarebbe in forte rallentamento, riflettendo un andamento differenziato tra servizi pubblici e industria (in decelerazione) e servizi privati (in accelerazione).

Proseguirebbe, con una relativa accentuazione, il recupero dei margini.

A fronte di tali andamenti, ed ipotizzando che i tassi di cambio dell'euro si mantengano sui valori attesi e che gli impulsi inflazionistici esterni vadano progressivamente a moderarsi, la dinamica dell'inflazione al consumo rallenterebbe (2,0 contro 2,5 per cento).

Crescita nel quadriennio 2008-2011

La crescita media annua del PIL si attesterebbe intorno all'1,2 per cento nel primo biennio di previsione e accelererebbe lievemente nel secondo biennio, attestandosi all'1,3 per cento.

Il tasso di sviluppo dell'economia italiana resterebbe quindi decisamente inferiore a quello dell'area dell'euro (2 per cento circa).

Tavola II.8 – Quadro tendenziale: Indicatori macroeconomici di medio termine (variazioni percentuali)

	2005	2006	2007	2008	2009	2010	2011
ESOGENE INTERNAZIONALI							
commercio internazionale	7,3	9,1	8,7	8,0	7,5	7,5	7,5
prezzo del petrolio (cif, serie OCSE)	54,7	70,0	71,0	71,0	71,0	71,0	71,0
cambio dollaro/euro	1,245	1,254	1,277	1,277	1,277	1,277	1,277
MACRO ITALIA (VOLUMI)							
Pil	0,0	1,5	1,5	1,2	1,2	1,3	1,3
importazioni	1,4	4,4	3,5	3,2	3,3	3,3	3,3
consumi famiglie	0,1	1,3	1,3	1,2	1,2	1,3	1,3
spesa della PA e ISP	1,2	0,7	0,2	0,6	0,4	0,4	0,4
investimenti	-0,6	2,2	1,9	1,6	1,6	1,9	1,9
esportazioni	0,3	4,7	3,7	3,0	3,2	3,1	3,1
p.m. propensione al consumo	*85,9*	*85,7*	*85,4*	*85,2*	*85,2*	*85,3*	*85,4*
pm. saldo corrente bil. pag.in % PIL	*-1,6*	*-2,1*	*-2,1*	*-2,0*	*-2,0*	*-2,1*	*-2,1*
CONTRIBUTI ALLA CRESCITA DEL PIL							
esportazioni nette	-0,3	0,0	0,0	-0,1	-0,1	-0,1	-0,1
scorte	0,1	0,1	0,2	0,1	0,1	0,1	0,1
domanda nazionale	0,1	1,4	1,2	1,2	1,1	1,3	1,3
PREZZI							
deflatore importazioni	7,7	7,6	2,5	2,0	2,0	2,0	2,0
deflatore PIL	2,1	2,0	1,7	2,1	1,9	2,0	2,0
Pil nominale	2,0	3,5	3,2	3,4	3,1	3,3	3,3
deflatore consumi	2,3	2,5	2,0	2,0	2,0	2,0	2,0
LAVORO							
costo lavoro	2,9	3,0	2,2	2,2	2,3	2,2	2,2
produttività (mis.su PIL)	0,4	1,0	0,9	0,6	0,7	0,7	0,7
CLUP (misurato su PIL)	2,5	2,0	1,3	1,5	1,6	1,5	1,5
occupazione (ULA)	-0,4	0,5	0,6	0,6	0,5	0,6	0,6
Tasso di disoccupazione	7,7	7,6	7,5	7,5	7,5	7,5	7,4
Tasso di occupazione (15-64 anni)	57,6	58,0	58,5	58,9	59,0	59,3	59,7
pm. PIL nominale (valori assoluti in milioni euro)	*1417241*	*1466835*	*1513890*	*1564628*	*1613443*	*1666941*	*1721828*

Anche durante questo arco temporale di previsione la crescita verrebbe sostenuta essenzialmente dalla domanda interna, mentre il contributo delle esportazioni nette sarebbe lievemente negativo. Il maggiore apporto deriverebbe dai consumi privati.

I consumi delle famiglie mostrerebbero una dinamica stabile intorno all'1,3 per cento, mentre gli investimenti in macchinari ed attrezzature subirebbero una fisiologica decelerazione per poi tornare ad accelerare verso la fine del periodo di previsione.

Dal lato della domanda estera, ipotizzando l'invarianza delle ragioni di scambio, e quindi un comportamento degli esportatori più competitivo sui prezzi, il saldo di parte corrente della bilancia dei pagamenti continuerebbe ad essere negativo, stabilmente intorno al 2,0-2,1 per cento rispetto al PIL. La dinamica delle esportazioni, favorita dal buon andamento del commercio mondiale, sarebbe più che compensata, infatti, dall'aumento delle importazioni, ancora molto sensibili alle variazioni del PIL, segno che la perdita di competitività dell'economia italiana riguarderebbe anche il mercato interno.

Con riferimento al mercato del lavoro, il cui andamento è cruciale per la tenuta dei consumi, la crescita dell'occupazione, concentrata nel settore dei servizi privati, si attesterebbe intorno allo 0,6 per cento, mentre il tasso di disoccupazione, si stabilizzerebbe sul 7,4 per cento nel 2011.

Nell'arco del quadriennio le retribuzioni pro-capite, per l'intera economia, continuerebbero a mostrare un andamento lievemente superiore rispetto a quello dei prezzi al consumo.

L'inflazione, misurata attraverso il deflatore dei consumi, si stabilizzerebbe sul 2,0 per cento, riflettendo una crescita stabile sia dei prezzi delle importazioni che dei prezzi dei beni e servizi prodotti internamente.

II.4 Quadro tendenziale di finanza pubblica 2007-2011

Il quadro tendenziale di finanza pubblica per gli anni 2007-2011, è stato costruito sulla base della legislazione vigente in relazione all'evoluzione attesa per l'anno 2006. Le singole categorie di spesa e di entrata sono state stimate sulla base delle seguenti ipotesi:

- Le retribuzioni pubbliche sono state valutate scontando gli effetti connessi alla corresponsione dell'indennità di vacanza contrattuale per i bienni economici 2006-2007, 2008-2009 e 2010-2011. Le stime incorporano gli effetti delle misure in materia di *turn-over* previste dalla Legge finanziaria 2005;
- Il numero dei dipendenti del complesso delle Amministrazioni pubbliche risulta invariato per l'intero periodo previsionale;
- La spesa per consumi intermedi, comprensiva di quella per la sanità, è stata stimata per il 2007 ad un tasso di crescita lievemente superiore a quello del PIL nominale e successivamente con una elasticità implicita media rispetto al PIL nominale intorno all'1. Al suo interno, gli acquisti di beni e servizi scontano i contratti di fornitura (aggiuntivi al "Programma *Eurofighter*") già stipulati dalla Difesa e derivanti anche da accordi internazionali, per un impatto medio annuo superiore allo 0,1 per cento del PIL;
- La spesa sanitaria è stata valutata sulla base di un tasso di crescita medio nel periodo 2007-2011 del 3,2 per cento, il cui valore risulta influenzato dalla circostanza che la voce redditi da lavoro dipendente, nel 2006, rispetto al 2005, ingloba circa 2 miliardi per arretrati contrattuali. Tale percentuale inoltre tiene conto di una dinamica della spesa per acquisti beni e servizi che si incrementa mediamente nel periodo del 5,6 per cento scontando un rallentamento a partire dal 2008 in linea con gli impegni sottoscritti nell'Intesa Stato-Regioni (marzo 2005). La previsione include risparmi in materia di personale derivanti dalla manovra finanziaria per il 2006 (circa lo 0,05 per cento di PIL annui) e di spesa farmaceutica da parte dell'AIFA (pari al solo 0,08 per cento di PIL rispetto ad una manovra dovuta di 0,12). L'incidenza sul PIL è prevista raggiungere a fine periodo il 6,9 per cento;
- La spesa complessiva per prestazioni sociali in danaro è stata stimata sulla base di un tasso di variazione medio nel periodo pari al 3,2 per cento. In particolare, quella pensionistica al 3,5 per cento, in relazione al numero di pensioni di

nuova liquidazione, ai tassi di cessazione stimati e alle regole in vigore di rivalutazione delle pensioni in base all'inflazione. In virtù di tali ipotesi, l'incidenza della spesa pensionistica sul PIL è prevista rimanere sostanzialmente invariata per l'intero periodo, collocandosi nel 2011 al 14,3 per cento del PIL;

- La spesa per interessi è stata valutata tenendo conto dei tassi *forward* rilevati dalla struttura per scadenze dei tassi di mercato;
- La spesa in conto capitale è stata stimata in relazione alle nuove autorizzazioni determinate dalle precedenti finanziarie, al loro stato di attuazione e all'entità dei residui. La dinamica della spesa include gli interventi di competenza dell'Anas S.p.A. per circa 0,2 punti percentuali di PIL per ciascun anno previsivo e tiene conto, per il 2006, della devoluzione di fondi a favore di Anas e Gruppo Ferrovie stabilita con il decreto legge di giugno per la prosecuzione dei lavori avviati per 2,8 miliardi;
- Per le entrate tributarie il gettito è stato stimato sulla base di un incremento medio annuo pari al 3,1 per cento e secondo un'elasticità media di poco superiore nel periodo allo 0,9; tale evoluzione sconta anche gli effetti derivanti dalle misure fiscali previste dal decreto legge di giugno, pari nel 2006 a 3,8 miliardi, nel 2007 a 5,8, nel 2008 a 6,2 e a decorrere dal 2009 a 6,4 miliardi;
- Per i contributi sociali, valutati in coerenza con l'andamento dell'occupazione e della corresponsione dell'indennità di vacanza contrattuale, si prevede una crescita media nel periodo del 2,9 per cento con una elasticità dello 0,7 per cento nel 2007 e successivamente di poco superiore allo 0,9 rispetto al PIL;
- La pressione fiscale è stimata ridursi nel 2007 di due decimi di punto percentuale, attestandosi al 41 per cento del PIL e, di seguito, nel quadriennio 2008-2011 ad un passo dello 0,1 per cento all'anno.

Gli andamenti stimati delle entrate e delle spese delle Amministrazioni pubbliche nel quadriennio 2007-2011 evidenziano il permanere di un rapporto tendenziale deficit/PIL ancora su valori elevati. L'indebitamento netto tendenziale in rapporto al PIL si mantiene intorno al 4,1 per cento fino al 2009 e diminuisce lievemente nel biennio successivo.

Nel capitolo IV, si indica come il complesso delle politiche proposte innalzerà gradualmente il potenziale di crescita sino all'1,7 per cento verso la fine del periodo di previsione.

III – PROBLEMI STRUTTURALI E TENDENZE

III.1 Crescita: produttività e competitività

I problemi dell'Italia hanno radici profonde, che superano la congiuntura sfavorevole degli ultimi anni. Il processo di convergenza europea, l'entrata nell'Unione Monetaria e l'introduzione dell'euro hanno fornito un'importante àncora alla stabilità finanziaria del nostro Paese, ponendo le premesse per una crescita sostenibile dell'economia. Restano, tuttavia, aperte molte questioni fondamentali legate al rilancio dello sviluppo economico e al completamento del risanamento della finanza pubblica. All'interno di questo quadro, la globalizzazione e l'invecchiamento della popolazione hanno aggravato negli ultimi anni i problemi legati alla disuguaglianza, povertà e disagio sociale.

Fin dai primi anni novanta, l'economia italiana ha mostrato una *performance* deludente. La crescita é rimasta lontana sia dai tassi di sviluppo che avevano contraddistinto i decenni precedenti sia da quelli registrati dagli altri principali paesi industrializzati. L'aumento del PIL, che si attestava in media intorno al 3,6 e al 2,3 per cento rispettivamente negli anni 1971-1980 ed 1981-1990, è sceso all'1,6 per cento del periodo 1991-2000 e, infine, allo 0,6 per cento nell'ultimo quinquennio (cfr. Fig. 1). Anche la crescita potenziale, che negli anni settanta si manteneva in media intorno al 4 per cento, si è gradualmente ridotta nei decenni successivi, collocandosi all'1,3 per cento nella media dei primi anni 2000 (cfr. Riquadro).

Figura III.1 – Contributi alla crescita del PIL e PIL potenziale. Confronti decennali


4,5
4
3,5
3
2,5
2
1,5
1
0,5
0
-0,5
-1
1971-80
1981-90
1991-00
2001-05
PIL
Domanda finale
Variazione Scorte
Esportazioni nette
PIL potenziale

Nota: Per l'ultimo quinquennio dati della nuova Contabilità nazionale.
Fonte: Elaborazioni su dati Istat di Contabilità nazionale

L'abbassamento del tasso di crescita della nostra economia trova le sue principali ragioni nella progressiva decelerazione della dinamica della produttività (oltre che nel rallentamento demografico): dal 2,2 per cento della prima metà degli anni '90 all'1 per cento della seconda metà fino ad annullarsi tra il 2001 e il 2005. In un contesto europeo di generale riduzione della produttività, l'Italia si caratterizza per una più accentuata tendenza.

Tavola III.1 – Valore aggiunto per unità standard di lavoro (variazione percentuali annue)

	1981-1990	1991-1995	1996-2000	2001-2005
Germania		2,9	2,4	1,8
Spagna	1,9	1,4	0,2	0,2
Francia	2,4	1,8	1,7	0,9
Italia	1,8	2,2	1,0	0,0
Stati Uniti	1,4	1,3	2,0	2,5

Nota: I dati per la Germania sono disponibili dal 1991; per Francia e Stati Uniti i dati sono disponibili fino al 2004.
Fonte: Elaborazioni su dati AMECO



Industria in senso stretto
Costruzioni
Servizi privati
Intera economia



La caduta del tasso di produttività dell'economia italiana riflette una serie di fattori di carattere sia strutturale che congiunturale.

Una parziale spiegazione di questo fenomeno deriva dalla ricomposizione in atto del sistema produttivo italiano dal settore manifatturiero a quello dei servizi. Il ritardo di questo processo rispetto alle principali economie avanzate, si è tradotto in un aumento, all'interno dei servizi, del peso dei settori caratterizzati da un più elevato impiego del fattore lavoro, da bassi livelli di efficienza e da una minore esposizione alla concorrenza internazionale. Pertanto, il tasso di crescita della produttività del terziario è risultato costantemente inferiore a quello dell'industria, determinando così una riduzione strutturale della produttività media dell'economia.

La caduta della produttività del settore manifatturiero ha aggravato tali tendenze. Il ridursi del dinamismo dell'industria ha riflesso alcuni limiti del nostro sistema produttivo, riconducibili al modello di sviluppo dell'economia italiana, basato prevalentemente su un insieme di piccole e medie imprese manifatturiere, specializzate nella produzione ed esportazione di beni tradizionali a basso contenuto tecnologico.

Gli effetti della crescente concorrenza globale hanno progressivamente intaccato le capacità di sviluppo, mentre fattori strutturali interni hanno impedito o rallentato il processo di riposizionamento verso segmenti di produzione a più elevato valore aggiunto, determinando così l'attuale situazione di "stallo" dell'economia italiana.

Questi problemi strutturali trovano origine nella limitata dimensione media dell'impresa e nella bassa propensione a innovare.

Il numero medio di addetti per impresa manifatturiera in Italia risulta, nel 2003, pari a 8,7, circa la metà di quello rilevato in Francia e circa un terzo di quello registrato in Germania. Fino al recente passato la dimensione ridotta aveva rappresentato un fattore di successo perché le piccole e medie imprese godevano di una elevata flessibilità ed erano in grado di adattarsi rapidamente alle mutate esigenze della produzione e della domanda. Tuttavia gli effetti degli elevati costi fissi, connessi all'attività di esportazione e crescenti all'aumentare della distanza geografica e culturale dei mercati di sbocco, hanno progressivamente colpito anche realtà di successo come i distretti industriali.

Ai problemi dimensionali si collegano le difficoltà da parte delle imprese di intraprendere una adeguata attività di ricerca e innovazione, indispensabile per competere sullo scenario internazionale. Tali difficoltà sono anche riconducibili alla presenza di vincoli finanziari che rendono arduo il reperimento di risorse sul mercato dei capitali. La spesa privata in ricerca e sviluppo in rapporto al PIL è tra le più basse nell'ambito dei paesi industrializzati (0,55 per cento del PIL contro 1,53).

Oltre agli effetti della ricomposizione settoriale e alle criticità del settore manifatturiero fin qui esposte, la caduta del tasso di produttività è connessa all'agire di ulteriori fattori strutturali, quali: forti divari tra le aree del paese, la segmentazione del mercato del lavoro, la scarsa concorrenza nel settore energetico, la regolamentazione poco orientata al mercato, la inadeguatezza degli investimenti in capitale umano.

Infine, fattori congiunturali hanno contribuito ad amplificare le tendenze di fondo già in atto: nella seconda metà degli anni novanta, le politiche di consolidamento di bilancio adottate per rispettare nei tempi stabiliti gli obiettivi del processo di convergenza europeo[1]; nei primi anni 2000, il forte incremento del prezzo del petrolio e l'apprezzamento dell'euro rispetto al dollaro.

La riduzione del tasso di crescita della produttività si è tradotta in una perdita di competitività del sistema paese che si è via via accentuata nel corso degli ultimi dieci anni.

[1] Secondo le conclusioni della Commissione Europea, tali effetti sarebbero, tuttavia, dovuti scomparire una volta consolidato il processo di risanamento economico-finanziario: gradualmente, la combinazione di una politica di bilancio meno restrittiva e una politica monetaria più accomodante avrebbe migliorato le prospettive di crescita nel breve periodo.

Manifestazioni evidenti della ridotta capacità di competere, e quindi di crescere, dell'economia italiana sono l'andamento deludente della produzione industriale e delle esportazioni, l'erosione delle quote di mercato, la scarsa capacità di attrarre e effettuare investimenti diretti esteri (IDE).

Nella seconda metà degli anni novanta, la produzione industriale italiana ha mostrato un andamento meno favorevole rispetto a quello dell'area dell'euro. A partire dal 2000, la dinamica è risultata addirittura negativa e divergente rispetto al resto dell'area dell'euro (cfr. Fig. III.2), e soprattutto della Germania dove il settore industriale ha costituito, pur in presenza di un prolungato rallentamento dell'attività economica, il principale traino alla crescita del prodotto interno.

Figura III.2 – Produzione industriale Area Euro - Italia (indice 1995=100)


130
125
120
115
110
105
100
95
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006 (1)
Area euro
Germania
Italia

(1) Per il 2006, stime Commissione Europea
Fonte: Elaborazione su dati Commissione Europea, Database Ameco

A partire dal 1995 le esportazioni italiane, che nella prima metà degli anni '90 risultavano più dinamiche di quelle dei principali paesi europei, sono cresciute a tassi sistematicamente inferiori. Tale evoluzione risulta ancora più deludente alla luce della forte espansione del commercio internazionale registratasi contestualmente.

Figura III.3 – Esportazioni di beni e servizi: Confronti internazionali (indice 1991=100)


230
220
210
200
190
180
170
160
150
140
130
120
110
100
90
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Francia
Germania
Italia

Fonte: Elaborazioni su dati Istat e Commissione Europea

La minore capacità di competere nei mercati esteri si è conseguentemente tradotta nella graduale erosione della quota italiana sul totale delle esportazioni mondiali. La quota italiana si è progressivamente ridotta (ad eccezione del 2001) passando dal 4,4 per cento del 1995 al 3 per cento del 2005, evidenziando una perdita in termini cumulati pari a circa il 30 per cento (cfr. Fig. III.4).

Figura III.4 – Quote di mercato e tasso di cambio effettivo reale (indice 1993=100)


110,00
105,00
100,00
95,00
90,00
85,00
4,5
4
3,5
3
2,5
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Quote di mercato (scala dx)
Tasso di cambio effettivo reale

Nota: Le quote di mercato sono espresse a prezzi costanti, in percentuale delle esportazioni mondiali. Per il tasso di cambio effettivo reale, variazioni in diminuzione indicano un apprezzamento reale e, di conseguenza, indicano una perdita di competitività.
Fonte: Elaborazioni su dati ICE e Banca d'Italia

Con riferimento alla principale componente del cambio reale, le Figure III.5a e III.5b mostrano l'evoluzione del costo del lavoro per unità di prodotto nel settore manifatturiero per l'Italia e per i principali paesi europei, differenziando tra il periodo precedente all'avvio della Unione Monetaria e quello successivo.

L'analisi conferma che la tendenza di fondo relativa alla maggior crescita dei costi unitari del lavoro italiani rispetto a quelli dei principali concorrenti europei non si è, di fatto, modificata a seguito dell'entrata in vigore dell'euro. Tuttavia, il venir meno della politica del cambio ha impedito l'artificioso recupero della competitività fornito dalla svalutazione della moneta, come avvenuto nel 1992.

Figura III.5a – Andamento del costo del lavoro unitario in valuta nazionale del settore manifatturiero: Confronti internazionali (indici base 1992=100)


115
110
105
100
95
90
85
80
1992
1993
1994
1995
1996
1997
1998
Italia
Francia
Germania

Figura III.5b – Andamento del costo del lavoro unitario in valuta nazionale del settore manifatturiero: Confronti internazionali (indici base 1999=100)


115
110
105
100
95
90
1999
2000
2001
2002
2003
2004
2005
Italia
Francia
Germania

Fonte:OCSE

Infine, la scarsa capacità di effettuare ed attrarre Investimenti Diretti Esteri (IDE), evidenziando il basso grado di internazionalizzazione delle imprese italiane, è un'altra manifestazione della ridotta capacità di competere e integrarsi nell'economia globale del nostro sistema produttivo.

Gli investimenti diretti verso l'estero rappresentano, infatti, la capacità delle imprese nazionali di ristrutturare e rafforzare i propri processi produttivi conseguendo un utilizzo più efficiente delle risorse. In Italia, l'ammontare dei flussi verso l'estero, in percentuale della formazione di capitale lordo, è risultato nella media dei primi anni 2000 pari a circa la metà di quello dei principali paesi europei, attestandosi nel 2004 al 6 per cento[2].

Gli investimenti diretti dall'estero, viceversa, segnalano il grado di appetibilità del sistema produttivo di un paese per gli investitori internazionali. Si tratta generalmente di investimenti di medio-lungo periodo, alla base dei quali vi sono considerazioni riguardanti la qualità delle risorse produttive, nonché la competitività complessiva del sistema paese. Quest'ultima, in particolare, viene normalmente associata a fattori quali la qualità delle infrastrutture materiali ed immateriali (regolamentazione, sistema legale), l'efficienza della pubblica amministrazione. Gli investimenti diretti dall'estero, quindi, retroagiscono positivamente sul sistema economico nazionale aumentandone l'efficienza complessiva, rappresentando un costante metro di confronto con le realtà internazionali piú produttive e favorendo un consistente trasferimento di conoscenze tecnologiche e imprenditoriali nelle imprese[3]. Anche dal punto di vista dei flussi di IDE in entrata, l'Italia registra un ritardo rispetto alla media europea, il cui ordine di grandezza è comparabile, anche se leggermente inferiore, a quello dei flussi in uscita.



[2] Fonte: UNCTAD, 2005
[3] Per un ulteriore approfondimento si confronti i rapporti ISTAT del 2004 e 2005.



[4] Più correttamente, 1-α e α rappresentano rispettivamente l'elasticità dell'output al capitale e al lavoro, mentre il parametro A si riferisce alla tecnologia; quindi più questa è avanzata, tanto più grande sarà il valore di A. Il parametro α (1- α) rappresenta la crescita percentuale di Y per un aumento dell'1 per cento del fattore lavoro (capitale) utilizzato, tenendo costante k.

[5] Per ulteriori approfondimenti riguardo la metodologia della funzione di produzione si confronti Programma di Stabilità dell'Italia Aggiornamento, Novembre 2002, pag. 9-11.

[6] Tuttavia, questo metodo non è esente da limiti. In primo luogo, si caratterizza per una maggiore necessità di dati rispetto all'approccio statistico precedentemente utilizzato; questo può costituire un problema, soprattutto, in riferimento ad alcune variabili di difficile misurazione come lo *stock* di capitale, le cui informazioni implicano un costante aggiornamento; in secondo, tale approccio richiede delle assunzioni sulla forma funzionale delle tecnologia produttiva, sui rendimenti di scala, sul progresso tecnologico e, infine, sulle tecniche di utilizzazione dei fattori produttivi. Infine,un'ulteriore difficoltà


CRESCITA DEL PIL POTENZIALE

deriva dal fatto che l'output corrente si discosta sistematicamente dal livello dato dei fattori produttivi e la differenza è sempre imputata alla crescita della produttività totale degli stessi. Quando, però, la produttività totale non è direttamente osservabile, stimare il suo andamento di lungo periodo pone qualche incertezza sulla valutazione del prodotto potenziale.





III.2 Stabilità: squilibri della finanza pubblica

L'analisi sui principali indicatori di finanza pubblica mostra che l'attuale condizione dei conti pubblici è grave e che il raffronto con la situazione critica in cui si trovava l'economia italiana nel 1992 è appropriato. Gli indicatori che sintetizzano lo stato della finanza pubblica relativi al saldo primario e al debito pubblico espressi in rapporto al PIL confermano la validità del confronto, anche se in termini nominali si osservano livelli inferiori a quelli degli anni '90 per effetto di una più alta inflazione.

Figura III.6 – Indebitamento netto, spesa per interessi e saldo primario (in percentuale del PIL)


8
6
4
2
0
-2
-4
-6
-8
-10
-12
-14
1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
Indebitamento netto / Pil
Spesa per interessi
Saldo primario / Pil

Fonte: Elaborazione su dati ISTAT.

Tre fasi distinte

Dopo la crisi valutaria e finanziaria dell'estate del 1992, il processo di risanamento dei conti pubblici è stato avviato dapprima con l'impostazione di una manovra di ragguardevoli dimensioni, volta a spezzare la spirale inflazione svalutazione, e successivamente attraverso aggiustamenti in grado di far partecipare l'Italia all'Unione Economica e Monetaria sin dal suo avvio. Dall'inizio del decennio in corso, la spinta al risanamento si è attenuata e il peggioramento della congiuntura, che ha toccato il punto di minimo nel 2005, si è tradotto in un aggravio degli squilibri di bilancio.

Nell'evoluzione della finanza pubblica degli ultimi 15 anni si possono evidenziare tre fasi distinte.

Nella prima fase dal 1992 al 1997, l'indebitamento netto delle Amministrazioni pubbliche in percentuale di PIL è diminuito di circa otto punti percentuali, collocandosi al 2,7 per cento secondo un percorso di risanamento tra i più rapidi nell'ambito dei Paesi che aderiscono all'Unione. Il saldo primario, dopo l'inversione di tendenza del 1991, ha registrato avanzi in progressiva crescita raggiungendo a fine periodo il 6,6 per cento del PIL, con un aumento di 4,8 punti percentuali rispetto al 1992. La spesa per interessi è diminuita di circa 3,5 punti percentuali rispetto al massimo registrato nel 1993. Contestualmente, il saldo corrente ha realizzato passivi sempre più ridotti fino ad annullarsi nel 1997 e a conseguire, per la prima volta dopo 25 anni, un attivo pari allo 0,3 per cento del PIL nel 1998.

Il risanamento finanziario realizzato in quegli anni è l'effetto di una politica di bilancio incentrata sul controllo della spesa e su provvedimenti di aumento delle entrate tributarie. Con la consistente manovra finanziaria per il 1993 vengono avviate importanti riforme strutturali nei settori della previdenza, sanità e pubblico impiego e nel sistema dei trasferimenti agli enti decentrati. Successivamente, sono seguiti aggiustamenti fiscali di importi più limitati che hanno proseguito lungo il percorso di razionalizzazione della spesa. Infine, vi é stato un temporaneo maggior ricorso alla leva fiscale.

Nella seconda fase, dal 1997 al 2000, il processo di correzione degli squilibri di finanza pubblica é proseguito, sia pure con minore incisività. A fronte di una ulteriore riduzione dell'indebitamento di circa 2 punti percentuali (0,8 per cento del PIL a fine periodo) l'avanzo primario ha registrato un ridimensionamento di circa 1 punto percentuale collocandosi al 5,5 per cento. Il bilancio pubblico ha beneficiato degli introiti derivanti dalla assegnazione delle licenze UMTS nel 2000, pari a circa 1,2 punti percentuali del PIL. Al netto di tali proventi, la riduzione dell'indebitamento risultava più contenuta (0,7 punti percentuali) e il ridimensionamento dell'avanzo primario ancora più accentuato (2,3 punti percentuali).

Il saldo corrente é rimasto positivo nel periodo considerato raggiungendo il valore più alto nel 1999.

In presenza di un miglioramento del ciclo economico e di prospettive favorevoli, la politica di bilancio ha avuto un'intonazione meno restrittiva a partire dal 1998, coniugando l'esigenza del risanamento finanziario con la volontà di devolvere risorse allo sviluppo sia attraverso la riduzione del prelievo tributario sia finanziando politiche volte all'attivazione degli investimenti. Nonostante questo atteggiamento pro-ciclico, vi è stato un ulteriore modesto miglioramento nelle principali variabili di finanza pubblica.

Nella terza fase, dal 2000 al 2005, si é registrata un'inversione di tendenza che ha portato a una accentuazione degli squilibri di bilancio. L'indebitamento netto delle Amministrazioni pubbliche in percentuale di PIL é aumentato in cinque anni di 3,3 punti percentuali (2 punti circa ove si escludano i proventi UMTS), collocandosi al 4,1 per cento nel 2005. L'avanzo primario si é ridotto progressivamente fino a raggiungere lo 0,4 per cento nel 2005. Il saldo corrente ha realizzato attivi sempre più ridotti e, dopo l'inversione del 2003, si é attestato a fine periodo su un valore negativo pari allo 0,5 per cento del PIL.

La politica di bilancio è stata resa più difficile da un netto peggioramento del quadro macroeconomico, che ha richiesto una difficile conciliazione tra l'esigenza di riequilibrare i conti e quella di non ostacolare la ripresa economica. Il ricorso a misure a carattere straordinario é andato accentuandosi, seppure con la previsione di una loro graduale eliminazione. Da un lato venivano fissati tetti alla crescita della spesa e proseguita l'azione di riforma del sistema previdenziale e, dall'altro, veniva introdotta la riforma fiscale per moduli e incentivata la ripresa del ciclo degli investimenti, in particolare nel settore delle infrastrutture.

Figura III.7 – Disavanzo corrente, disavanzo in conto capitale, indebitamento netto (in percentuale del PIL)


4
2
0
-2
-4
-6
-8
-10
-12
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
Saldo corrente
Saldo c/capitale
Indebitamento netto / Pil

Fonte: Elaborazione su dati ISTAT.

Gli andamenti sopra descritti si sono riflessi nell'evoluzione dell'avanzo primario corretto per il ciclo e al netto delle misure *una tantum*. Il livello di tale saldo é passato dallo 0,2 per cento del PIL nel 1992 al 6,5 per cento nel 1997.

Figura III.8 – Avanzo primario corretto per il ciclo e al netto delle misure *una tantum* (in percentuale del PIL)


1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
8
7
6
5
4
3
2
1
0
-1
Avanzo primario
Avanzo primario corretto per il ciclo
Avanzo primario corretto per il ciclo e al netto delle misure una tantum

Fonte: Elaborazione su dati Commissione Europea.

A partire dal 1997, in presenza di un miglioramento della congiuntura economica che ha comportato un livello del prodotto superiore a quello potenziale, si é determinato un progressivo peggioramento dell'avanzo primario corretto per il ciclo. Dal 2001, con una politica di bilancio meno attenta all'equilibrio dei conti e un maggior ricorso alle misure *una tantum,* il processo di risanamento strutturale è stato ulteriormente incrinato.

Spesa per interessi e debito

L'evoluzione della spesa per interessi (cfr. Figura III.6) riflette l'attenzione crescente dedicata al consolidamento della struttura del debito pubblico, dopo l'esperienza traumatica della crisi valutaria e finanziaria del 1992 che ne aveva evidenziato l'eccessiva esposizione al rischio di tasso. Il valore massimo nella spesa per interessi, pari al 12,7 per cento del PIL, si é registrato nel 1993, anno successivo alla crisi. La composizione dei titoli di Stato era allora rappresentata per due terzi da titoli a breve termine o indicizzati. Negli anni successivi, ampliando progressivamente la quota di titoli a medio-lungo termine a tasso fisso e riducendo drasticamente la quota di BOT sullo *stock* dei titoli di Stato, si é ottenuto un allungamento della vita residua del debito, che é raddoppiata dai 3,26 anni del 1993 ai 6,56 del 2005. Anche la *duration*, indicatore particolarmente significativo dell'esposizione al rischio di tasso, si é accresciuta in maniera molto rilevante, passando da 1,62 anni nel 1993 a 4,24 anni nel 2005.

Figura III.9 – Composizione dei titoli di Stato e indici di rischio


%
anni
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Tasso variabile
Indic. all'inflazione
Tasso fisso
Vita media
Duration

Fonte: Ministero dell'Economia e delle Finanze

Questo processo si é accompagnato ad una sensibile riduzione dei tassi di interesse di mercato, da cui l'Italia ha tratto vantaggio in misura particolarmente accentuata tra il 1996 e il 1999, quando l'impegno ad entrare fin dall'inizio nell'Unione Economica e Monetaria si é manifestato nel risanamento dei conti pubblici e ha indotto una rapida compressione degli *spread* di rendimento tra i titoli di Stato italiani e quelli di altri paesi.

Figura III.10 – *Spread* di rendimento tra BTP e *Bund*
(medie annuali su dati giornalieri sulla scadenza a 10 anni)


600
500
400
300
200
100
0
punti base
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
anni

Fonte: Elaborazioni su dati Bloomberg

La politica di gestione del debito ha sfruttato la discesa dei tassi di interesse, senza perdere di vista l'obiettivo di medio-lungo periodo di allungare vita media e durata finanziaria del debito. In particolare, dal 2002 in poi, é riuscita a combinare tale allungamento mantenendo il tasso medio all'emissione ad un livello pari o inferiore a quello dei soli BTP triennali.

La rapida discesa del costo medio all'emissione si é accompagnata ad una diminuzione più graduale della spesa per interessi rapportata al PIL, in quanto quest'ultima risente del livello più elevato dei tassi dei titoli di vecchia emissione. Nel 2005 si é toccato il minimo per entrambi: il tasso medio all'emissione si é attestato al 2,47 per cento, mentre il rapporto tra spesa per interessi e PIL é risultato pari al 4,6 per cento. Dal 2006, a seguito dell'incremento già verificatosi sui tassi di mercato, non potrà che registrarsi un'inversione di tendenza.

Figura III.11 – Costo del finanziamento del debito


14,05
10,88
9,37
11,1
8,67
6,44
4,64
3,35
4,79
4,33
3,74
2,72
2,66
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
Interessi in % di PIL
Tasso medio all'emissione

Fonte: Ministero dell'Economia e delle Finanze

Il rapporto debito pubblico/PIL, dopo il massimo raggiunto nel 1994 (121,5 per cento), ha avuto un andamento decrescente fino al 2004. La tendenza al ridimensionamento è risultata più accentuata negli anni '90, nei quali la flessione è stata pari a 12,3 punti percentuali rispetto al 1994, favorita dal circolo virtuoso innescato dalla riduzione della spesa per interessi e dalla crescita dell'avanzo primario. A partire dal 2000, il passo di discesa é rallentato, pur conseguendo un ulteriore ridimensionamento pari a 5,2 punti percentuali nel periodo 2000-2004.

Il rientro del rapporto debito/PIL nell'intero periodo è stato anche favorito dal programma di privatizzazioni intrapreso a partire dal 1994. Infatti, i proventi delle dismissioni di partecipazioni azionarie dirette dello Stato confluiscono nel Fondo per l'ammortamento dei titoli di Stato e, attraverso i riacquisti di titoli sul mercato o il rimborso a scadenza degli stessi, cointribuiscono alla riduzione del debito. Tra il 1995 e il 2005, questo contributo é stato di 107,2 miliardi di euro.

Un contributo indiretto, attraverso il minor fabbisogno finanziario conseguente, è stato anche portato dalle operazioni di cartolarizzazione condotte a partire dal 1999, anche se il trattamento contabile delle stesse da parte di Eurostat ne ha limitato i benefici a circa 31,5 miliardi di euro, a fronte dei 44 miliardi circa di ricavi incassati[1].

[1] E' anche da segnalare che altre due operazioni straordinarie hanno contribuito a ridurre il valore del debito negli anni 2002 e 2003. La prima, realizzata a fine dicembre 2002, è un'operazione di concambio sui titoli con cedola dell'1 per cento detenuti nel portafoglio della Banca d'Italia dal 1994, sostituiti con

Il venir meno degli effetti delle operazioni straordinarie sul debito ed il deterioramento del saldo di bilancio hanno fatto emergere un peggioramento del rapporto debito/PIL dal 103,9 per cento del 2004 al 106,4 per cento nel 2005, interrompendo il processo di rientro in atto da un decennio.

Figura III.12 – Debito delle Amministrazioni Pubbliche (in percentuale del PIL)


124
122
120
118
116
114
112
110
108
106
104
102
100
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

Fonte: Elaborazione su dati ISTAT.

titoli di mercato di pari valore finanziario. E' a causa di tale operazione, fra l'altro, che nel 2002 il processo di allungamento della vita media dei titoli di Stato sembra registrare una battuta d'arresto. Infatti, i titoli offerti in sostituzione avevano una vita residua sensibilmente inferiore a quelli ritirati. Il beneficio sul debito/PIL di tale operazione è stato pari a circa 1,8 punti percentuali. La riduzione complessiva del rapporto nel 2002 è stata di 3,2 punti percentuali, la più elevata del periodo 2001-2004. L'altra operazione è rappresentata dalla trasformazione della Cassa Depositi e Prestiti in una società per azioni, con una rideterminazione delle funzioni e della governance che l'ha portata fuori del perimetro della Pubblica Amministrazione. La ridistribuzione degli attivi e dei passivi tra CDP SpA e Tesoro determina una riduzione del debito rilevato ai valori nominali per circa 11 miliardi di euro (0,8 per cento del PIL).

Partecipazioni dello Stato




MINISTERO
ECONOMIA E FINANZE





Componenti del bilancio

L'esame delle principali componenti della struttura del bilancio nel corso degli ultimi quindici anni mette in luce tendenze che confermano la gravità della situazione attuale dei conti pubblici.

Negli anni '90 le entrate totali evidenziano un tasso di incremento medio annuo pari al 5,3 per cento, superiore a quello della spesa totale primaria che si accresce mediamente del 4,4 per cento. Successivamente le dinamiche risultano capovolte, con un rallentamento delle entrate che si sviluppano ad un tasso del 3 per cento ed una accelerazione della spesa totale primaria, che nel periodo 2000-2005 si incrementa ad un tasso medio annuo pari al 4,9 per cento.

Figura III.13 – Entrate e spese delle Amministrazioni Pubbliche (in percentuale del PIL)


58
56
54
52
50
48
46
44
42
40
38
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
Entrate totali / Pil
Uscite totali al netto interessi / Pil
Uscite totali / Pil
Uscite totali (al netto dei proventi UMTS e delle dismissioni) / Pil

Fonte: Elaborazione su dati ISTAT.

Entrate

Le entrate tributarie delle pubbliche amministrazioni, considerate nelle loro componenti dirette, indirette e in conto capitale hanno manifestato nel periodo 1992-2005 un andamento crescente rispetto al prodotto interno lordo fino al 1999, passando in termini di PIL dal 26,2 per cento nel 1994 al 29,9 del 1999.

Nel biennio 1992-1993 si è evidenziata un'incidenza più elevata di quella del 1994 per effetto delle consistenti manovre di finanza pubblica realizzate in quegli anni che hanno influito sulle entrate tributarie rispettivamente per 20 e 23 miliardi di euro.

A partire dal valore massimo raggiunto nel 1999, l'incidenza sul PIL delle entrate tributarie è andata progressivamente riducendosi, con una lieve interruzione nel 2003, fino a raggiungere il 27,7 per cento nel 2005. L'inversione di tendenza che si è verificata in quell'anno è da porsi in relazione all'andamento delle entrate da condono, che hanno determinato un maggior gettito per circa 18 miliardi.

Andamento analogo si rileva anche per le entrate tributarie correnti (ovvero al netto della componente in conto capitale, che includono le imposte straordinarie), le quali sono passate dal 26,1 per cento del 1994 al 29,8 per cento del 1999 per poi scendere fino al 27,4 per cento nel 2004 e stabilizzarsi al 27,6 nel 2005.

Tra il 1992 e il 1997 il rapporto al PIL delle imposte dirette è risultato più elevato rispetto a quello delle imposte indirette, mentre mostra un andamento altalenante tra il 1998 e il 2001, e infine si inverte dal 2002 al 2005. Alla riduzione dell'incidenza sul PIL delle entrate tributarie si è associata una redistribuzione del carico fiscale dalle imposte dirette alle imposte indirette.

Tavola III.2 – Pressione fiscale
(in percentuale del PIL)

	Imposte dirette	Imposte indirette	Imposte in c/capitale	Pressione tributaria	Contributi sociali	Pressione fiscale consolidata
1992	14,3	11,0	1,9	27,2	14,7	41,8
1993	15,7	11,7	0,7	28,0	14,9	42,8
1994	14,6	11,5	0,1	26,2	14,6	40,7
1995	14,5	11,8	0,6	26,8	14,4	41,1
1996	15,1	11,6	0,3	26,9	14,7	41,5
1997	15,8	12,2	0,7	28,7	15,0	43,6
1998	14,3	15,1	0,4	29,7	12,6	42,2
1999	14,9	14,9	0,1	29,9	12,5	42,2
2000	14,4	14,7	0,1	29,2	12,4	41,5
2001	14,7	14,2	0,1	29,0	12,3	41,2
2002	13,9	14,3	0,2	28,4	12,5	40,7
2003	13,4	14,0	1,3	28,7	12,6	41,3
2004	13,3	14,1	0,6	28,0	12,7	40,6
2005	13,3	14,2	0,1	27,7	12,9	40,5

Fonte: Elaborazione su dati ISTAT.

L'elasticità delle entrate tributarie rispetto al PIL mostra un andamento erratico in ragione del fatto che su di essa hanno pesato gli effetti delle manovre fiscali attuate nei vari anni.

A partire dal 2000, l'elasticità ha registrato una sensibile riduzione dovuta all'attuazione di importanti interventi strutturali di riduzione dell'imposta sulle persone fisiche (principale imposta progressiva del sistema fiscale) e, in misura minore, dell'IRAP. Su tale andamento ha inciso, inoltre, il forte incremento dei rimborsi d'imposta registrato nello stesso periodo, favorito dal meccanismo delle compensazioni in sede di versamento delle imposte.

Spese

Dal lato della spesa totale (al netto dei proventi per le licenze UMTS e le dismissioni), si é evidenziata una contrazione di oltre 9 punti percentuali tra il 1993 e i 2000, prevalentemente grazie alla riduzione di 6,4 punti nel costo del servizio del debito.

Tavola III.3 – Spese delle Amministrazioni Pubbliche (in percentuale del PIL)

	CORRENTI PRIMARIE	di cui: Redditi da lavoro dipendente	Consumi intermedi	Prestazioni sociali in natura	Prestazioni sociali in denaro	C/CAPITALE (*)	SPESE TOTALI PRIMARIE	Interessi	SPESE TOTALI
1992	39,0	12,1	5,2	2,4	16,1	4,4	43,4	12,2	55,7
1993	39,8	12,0	5,3	2,3	16,6	4,2	44,0	12,7	56,7
1994	38,9	11,6	5,3	2,1	16,8	3,6	42,5	11,4	53,8
1995	36,7	11,0	4,8	1,9	16,3	4,5	41,2	11,6	52,8
1996	37,4	11,3	4,9	1,9	16,5	3,7	41,1	11,5	52,7
1997	37,7	11,5	4,8	2,0	17,0	3,4	41,1	9,3	50,4
1998	37,3	10,6	4,9	2,0	16,7	3,8	41,2	7,9	49,1
1999	37,6	10,6	5,0	2,1	16,9	4,0	41,6	6,6	48,2
2000	37,3	10,4	5,0	2,3	16,4	3,8	41,1	6,3	47,5
2001	37,6	10,5	5,1	2,5	16,2	4,3	42,0	6,3	48,3
2002	38,3	10,6	5,2	2,6	16,5	3,8	42,0	5,5	47,6
2003	39,1	10,8	5,3	2,6	16,8	4,4	43,5	5,1	48,6
2004	39,3	10,8	5,4	2,7	16,9	4,2	43,6	4,7	48,3
2005	39,9	11,0	5,5	2,8	17,1	4,2	44,1	4,6	48,7

(*) Al netto delle dismissioni immobiliari e delle cartolarizzazioni.
Il dato del 2000 è al netto delle entrate per l'assegnazione delle licenze UMTS, pari a 13.815 mln.
Fonte: Elaborazione su dati ISTAT.

L'incidenza della spesa corrente primaria, dopo il valore massimo del 1993 ha registrato una riduzione di oltre 3 punti in soli due anni e, successivamente, si é stabilizzata su valori prossimi al 37 per cento fino alla fine del decennio. A partire dal 2000, la tendenza si é invertita, ritornando a un valore analogo al 1993. La spesa in conto capitale, dopo la riduzione registrata nel corso degli anni '90, ha realizzato in termini di PIL un recupero, passando dal 3,8 per cento del 2000 al 4,2 del 2005 (al netto dei proventi per le licenze UMTS e le dismissioni).

Spesa per prestazioni sociali: prestazioni sociali in denaro e sanità

La spesa per le prestazioni di protezione sociale (sanità, previdenza e assistenza) ha assorbito quote crescenti della spesa corrente primaria negli anni 1992-2005. In termini di PIL la spesa sociale è stata caratterizzata da un andamento di lungo periodo improntato ad un progressivo incremento nell'ordine di 2 punti percentuali, passando dal 22 per cento del 1992 al 23,7 del 2005.

Dall'analisi per funzione economica si osserva che le prestazioni a copertura dei rischi di invalidità, vecchiaia e superstiti hanno assorbito il 66,6 per cento della spesa erogata dalle Amministrazioni pubbliche nel 2005, in riduzione rispetto al 71,5 per cento circa nel 1995. Il 27,1 per cento è stata destinata alla funzione salute, in aumento rispetto al 23,3 per cento del 1995, e il 3,9 per cento è stato attribuito alle prestazioni che rientrano nella funzione sostegno alla famiglia, in aumento rispetto al 2,9 per cento del 1995.

Figura III.14 – Spesa delle Amministrazioni pubbliche per prestazioni di protezione sociale per funzione
(valori percentuali)


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Malattia
Invalidità
Vecchiaia
Superstiti
Famiglia e maternità
Altro(*)

Fonte:ISTAT. Sistema europeo delle statistiche integrate della protezione sociale SESPROS96 e in accordo con il Sistema dei conti nazionali SEC95.
(*) Comprende le funzioni abitazione, disoccupazione ed esclusione sociale.

Quanto all'incidenza della spesa per prestazioni previdenziali sul PIL, fasi di crescita si sono alternate a fasi di contenimento nel corso degli anni '90. Tali andamenti hanno rispecchiato l'impatto degli interventi di riforma del sistema pensionistico introdotti a più riprese nel periodo al fine di correggere gli squilibri finanziari determinati dalla presenza di un regime non compatibile con gli sviluppi demografici.

Il rapporto fra la spesa per prestazioni previdenziali e il PIL ha raggiunto nel 1997 il valore massimo del 15,8 per cento, per effetto principalmente degli aumenti del valore medio delle pensioni. Il rapporto é ridisceso fino al 15,1 per cento del PIL nel 2001, e successivamente ha registrato un progressivo aumento fino al 15,7 per cento nel 2005.

Tavola III.4 – Spesa delle Amministrazioni pubbliche per prestazioni previdenziali

	Valori assoluti	in % del PIL	in % della Spesa per la protezione sociale	in % della Spesa corrente primaria
1992	119.447	14,8	67,4	38,0
1993	126.200	15,2	68,2	38,2
1994	135.515	15,4	69,5	39,7
1995	142.127	15,0	70,5	40,9
1996	153.322	15,3	70,7	40,8
1997	165.675	15,8	71,2	41,9
1998	169.947	15,6	71,1	41,7
1999	177.320	15,7	71,1	41,8
2000	182.180	15,3	69,5	41,0
2001	188.211	15,1	68,1	40,0
2002	197.334	15,2	67,2	39,8
2003	206.482	15,5	67,3	39,5
2004	215.570	15,5	66,4	39,5
2005	222.369	15,7	66,2	39,3

Fonte:ISTAT. Sistema europeo delle statistiche integrate della protezione sociale SESPROS96 e in accordo con il Sistema dei conti nazionali SEC95. Dati rivisti dal 2002 al 2005.

La spesa pensionistica, è stata pari nel 2005 al 14 per cento del PIL, in lieve aumento rispetto al 13,7 per cento del 2002, in presenza, comunque, di una dinamica molto contenuta del PIl medesimo.



Passando all'altro rilevante capitolo di spesa sociale la dinamica si inverte. La spesa sanitaria ha evidenziato una progressiva riduzione in rapporto al PIL fino al 1998, collocandosi al 5,3 per cento, ed una successiva espansione fino a raggiungere il 6,7 per cento nel 2005.

Questo è da porsi principalmente in relazione all'andamento della spesa farmaceutica, che risulta in forte accelerazione nella fase centrale del periodo, e di quella per la medicina generale in convezione e dei servizi a gestione diretta.

Tavola III.5 – Spesa sanitaria corrente delle Amministrazioni pubbliche (in milioni di euro)

	Spesa complessiva		*di cui:*						
		in % di PIL	Personale	Beni e altri servizi	Prestazioni in natura				Altra spesa
						Medicina gen. conv.	*Farmaceutica conv.*	*Altre prestazioni*	
1992	49.364	6,1	19.050	9.783	19.094	2.805	6.777	9.511	575
1993	49.103	5,9	19.366	10.036	18.379	2.800	6.068	9.511	781
1994	49.099	5,6	19.811	10.397	17.565	2.866	5.047	9.652	869
1995	47.898	5,1	20.180	9.968	17.309	2.854	4.994	9.461	90
1996	51.706	5,2	21.854	10.546	18.603	3.161	5.468	9.974	301
1997	55.711	5,3	24.265	10.957	19.999	3.437	6.017	10.546	140
1998	57.569	5,3	22.736	11.988	21.169	3.485	6.628	11.056	1.483
1999	60.520	5,4	23.754	12.240	22.506	3.735	7.372	11.399	1.637
2000	67.574	5,7	26.285	12.988	26.334	4.019	8.743	13.572	1.868
2001	74.744	6,0	28.156	14.211	30.036	4.505	11.661	13.870	2.256
2002	79.106	6,1	29.367	15.598	31.263	4.613	11.723	14.927	2.790
2003	81.844	6,1	29.684	16.825	32.227	4.795	11.096	16.336	3.013
2004	89.971	6,5	32.417	18.733	35.317	5.010	11.988	18.319	3.403
2005	94.571	6,7	33.666	20.061	36.978	6.127	11.855	18.996	3.866

Fonte:ISTAT. Sistema europeo delle statistiche integrate della protezione sociale SESPROS96 e in accordo con il Sistema dei conti nazionali SEC95. Dati rivisti dal 2002 al 2005.

Nel confronto con gli altri paesi dell'area UE, con sistemi sanitari omologhi[2], l'Italia ha evidenziato nel 2004 una spesa sanitaria pubblica al di sotto della Danimarca, della Svezia e del Regno Unito, mentre rispetto ai Paesi con sistemi sanitari differenti[3] risulta superata dalla Francia.

[2] Sistemi assistenziali pubblici, caratterizzati dalla fornitura universale delle prestazioni a carico dello Stato, dal finanziamento attraverso la tassazione generale e dalla gestione e/o controllo pubblico dei fattori di produzione.

[3] Sistemi mutualistici con obbligatorietà della copertura all'interno di un sistema di sicurezza sociale, finanziato in larga parte da contributi individuali attraverso fondi assicurativi non profit e con gestione dei fattori di produzione pubblica e/o privata.

Tavola III.6 – Spesa sanitaria pubblica nei Paesi UE 15 (in percentuale del PIL)

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Paesi a prevalente sistema assistenziale pubblico										
Danimarca	6,5	6,5	6,3	6,4	6,3	6,1	6,3	6,5	6,6	6,6
Finlandia	5,4	5,5	5,2	5,0	5,0	4,9	5,1	5,4	5,6	5,7
Grecia	3,6	3,5	3,5	3,6	3,7	3,7	3,1	3,1	3,0	2,9
Irlanda	5,5	5,2	5,1	4,9	5,0	4,9	5,5	5,8	6,1	6,3
Italia	5,0	5,1	5,3	5,2	5,3	5,6	6,1	6,2	6,2	6,5
Portogallo	4,6	4,8	4,8	4,9	5,1	5,4	5,5	5,7	5,1	5,3
Spagna	...	...	...	...	...	...	...	...	...	...
Svezia	6,0	6,2	6,0	6,1	6,1	6,1	6,4	6,7	6,9	6,7
Regno Unito	5,3	5,5	5,3	5,3	5,5	5,5	5,8	6,0	6,3	6,7
Paesi a prevalente sistema mutualistico o delle assicurazioni sociali										
Austria	5,4	5,3	4,7	4,8	4,8	4,8	4,9	5,0	5,1	5,1
Belgio	5,8	6,1	5,8	5,9	6,0	6,0	6,2	6,2	6,6	,,,
Francia	5,6	5,7	5,6	5,6	5,6	5,7	6,1	6,4	6,9	7,0
Germania	6,1	6,2	6,0	6,0	6,0	6,0	6,1	6,2	6,3	5,9
Lussemburgo	4,4	4,8	4,5	4,2	4,0	3,6	4,0	4,2	4,3	4,5
Olanda	3,9	3,5	4,0	3,9	3,9	4,0	3,8	4,1	4,3	4,4

Fonte: Eurostat.

Per un controllo più efficace della spesa sanitaria (esclusa dalla disciplina del "Patto di stabilità interno"), sono stati posti in essere una molteplicità d'interventi. Questi includevano gli Accordi Stato-Regioni (negli anni 2000, 2001 e 2005), finalizzati alla definizione delle responsabilità dei diversi livelli di Governo, e provvedimenti normativi concernenti misure di contenimento della spesa. Questi ultimi si sono incentrati sull'apposizione di tetti alla spesa farmaceutica, sulla revisione delle modalità di rimborso del prezzo dei farmaci, sui limiti alla prescrizione e alla riduzione del prezzo dei farmaci, sulla ristrutturazione del prontuario terapeutico e sulla rimodulazione della compartecipazione alla spesa a carico dei privati, sulla definizione degli standard dei posti letto e tasso di ospedalizzazione. Includevano inoltre la definizione dei Livelli Essenziali di Assistenza (parametri cui le Regioni devono uniformare le prestazioni erogabili tramite il SSN), l'istituzione dell'Agenzia per il farmaco, l'attivazione della Carta sanitaria, l'introduzione dell'istituto del "commissariamento ad acta".

Spesa per il personale

La spesa per redditi da lavoro dipendente del complesso delle Amministrazioni pubbliche è diminuita in termini di PIL, passando dal 12 per cento circa del 1993 all'11 per cento del 2005.

Tavola III.7 – Spesa delle Amministrazioni pubbliche per redditi

	Valori assoluti	in % del PIL	in% della Spesa corrente primaria
1992	97.852	12,1	31,1
1993	99.702	12,0	30,2
1994	101.939	11,6	29,9
1995	103.940	11,0	29,9
1996	113.378	11,3	30,2
1997	120.411	11,5	30,5
1998	115.740	10,6	28,4
1999	118.916	10,6	28,1
2000	124.306	10,4	28,0
2001	131.647	10,5	28,0
2002	137.621	10,6	27,8
2003	144.749	10,8	27,7
2004	149.609	10,8	27,4
2005	155.533	11,0	27,5

Fonte:Elaborazioni su dati ISTAT.

Tale andamento ha rispecchiato i numerosi interventi che hanno interessato il settore. Dopo il blocco degli automatismi (1992), una riforma organica è stata introdotta nel 1993, al fine di allineare il rapporto di lavoro per la maggior parte delle categorie dei dipendenti pubblici a quello privato e rafforzare il controllo sulla dinamica delle retribuzioni. Gli interventi a carattere strutturale prevedevano la regolazione dei contratti su scala nazionale, l'introduzione di una maggiore flessibilità nella gestione delle risorse umane, l'istituzione di un sistema di valutazione del personale basato sull'efficienza. La riforma del sistema è stata affiancata da soluzioni di impatto immediato riproposte nelle manovre finanziarie annuali, quali la programmazione degli organici, il blocco del *turnover*, il rinvio dei rinnovi contrattuali e il contenimento delle retribuzioni.

Tali soluzioni non hanno, tuttavia, comportato un cambiamento nelle dinamiche di fondo. L'occupazione, pari nel 1990 a 3 milioni e 530 mila unità, dopo essersi ridotta di circa 130 mila unità nell'arco di dieci anni, ha ripreso ad aumentare nell'ultimo quinquennio, recuperando nel 2005 il livello iniziale.

Contestualmente, la crescita delle retribuzioni pro-capite pubbliche, che pur con alcune discontinuità si era mantenuta inferiore rispetto a quella dell'intera economia fino al 1999, negli anni successivi ha sopravanzato quella complessiva.

Figura III.15 – Retribuzioni lorde pro capite


10,0
9,0
8,0
7,0
6,0
5,0
4,0
3,0
2,0
1,0
0,0
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Retribuzioni lorde pro-capite PA
Retribuzioni lorde pro-capite Intera economia

Fonte: ISTAT, contabilità nazionale. Dati per il 2005 non comparabili.

Una mappatura effettuata di recente dalla Ragioneria Generale dello Stato sul pubblico impiego evidenzia che circa il 95 per cento è a tempo indeterminato e che le quote più elevate si rilevano nei comparti della Scuola, della Sanità, delle Regioni e Autonomie locali. Negli anni più recenti, il personale con contratto di lavoro flessibile risulta in crescita (+14,6 per cento nel triennio), in particolare nei comparti Sanità, Regioni e Autonomie locali e Ministeri.

Figura III.16 — Distribuzione percentuale del personale a tempo indeterminato nei comparti al 31 dicembre 2004


Ministeri, Agenzie, Presidenza 7,5%
Aziende autonome 1,0%
Regioni ed autonomie locali 17,8%
Scuola e A.F.A.M. 33,6%
Enti di ricerca 0,5%
Enti pubblici non economici 1,9%
Servizio Sanitario Nazionale 20,4%
Diplomatici e prefetti 0,1%
Forze armate 4,0%
Corpi di polizia 9,7%
Università 3,3%
Magistratura 0,3%

Fonte: MEF-RGS. Elaborazioni su dati Conto annuale 2002-2003-2004.

L'analisi dei dati sulla spesa complessiva del personale secondo la classificazione funzionale evidenzia una concentrazione degli oneri nei servizi a carattere individuale (sanità ed istruzione) che rimane sostanzialmente costante nel periodo intorno ad un valore del 61 per cento, con una diminuzione per l'istruzione ed un aumento per la sanità.

Tavola III.8 – Spesa per il personale delle Amministrazioni pubbliche per funzioni (composizione percentuale)

	Servizi ad uso collettivo				Servizi a carattere individuale				
	Servizi generali	Difesa, ordine pubbl. e sicurezza	Altri	Totale	Sanità	Istruzione	Altri	Totale	Totale generale
1992	11,0	20,2	7,1	38,2	19,7	37,0	5,1	61,8	100,0
1993	10,7	21,2	7,0	38,8	19,7	36,6	4,8	61,2	100,0
1994	10,6	21,9	6,8	39,3	19,6	36,3	4,8	60,7	100,0
1995	10,3	22,0	7,0	39,2	19,6	36,3	4,9	60,8	100,0
1996	10,9	21,8	6,7	39,3	19,5	36,3	4,9	60,7	100,0
1997	11,2	21,2	6,6	39,0	20,5	35,6	4,9	61,0	100,0
1998	11,7	21,0	6,5	39,2	20,0	35,7	5,0	60,8	100,0
1999	11,8	20,8	6,3	38,9	20,3	35,9	5,0	61,1	100,0
2000	11,3	20,5	6,2	38,0	21,4	35,3	5,2	62,0	100,0
2001	11,5	20,2	6,0	37,8	21,6	34,9	5,7	62,2	100,0
2002	11,8	20,1	6,0	37,9	21,5	35,0	5,6	62,1	100,0
2003	11,8	21,0	5,8	38,7	20,5	35,0	5,7	61,3	100,0
2004	12,4	20,1	6,1	38,6	21,9	33,7	5,8	61,4	100,0

Fonte: Elaborazioni su dati ISTAT.

Lo Stato ha investito in istruzione, formazione e ricerca universitaria una quota di PIL pari al 4,8 per cento nella media del periodo 1994-2003.

Nonostante questi investimenti, un ammontare annuo di ore dedicate all'istruzione tra i più elevati in Europa e costi complessivi (spesa per studente, rapporto studenti/docenti) altrettanto elevati, un confronto con gli altri Paesi dell'area UE incentrato su indicatori di *performance* vede l'Italia in una posizione di svantaggio per quanto riguarda la conoscenza e la professionalità acquisita dagli studenti alla fine della scuola obbligatoria (indicatore PISA).

Tavola III.9 – Indicatori del settore dell'istruzione

	Indicatore di "performance" PISA (1)	Spesa per studente (2)	Totale ore per anno (3)	Rapporto studenti/docenti (4)
Austria	514	8.504	1.148	-
Belgio	508	6.444	1.075	9,7
Danimarca	497	7.626	890	12,8
Finlandia	540	5.863	808	13,8
Francia	507	7.152	1.042	12,5
Germania	487	6.603	903	15,2
Grecia	460	2.904	1.064	10,7
Irlanda	514	4.383	891	-
Italia	473	6.518	1.020	10,3
Lussemburgo	436	-	-	9,2
Paesi Bassi	-	-	1.067	17,1
Portogallo	456	5.181	842	9,0
Spagna	487	4.864	845	11,9
Svezia	513	5.911	741	14,1
Regno Unito	528	5.608	940	14,8
Media	*500*	*5.595*	*932*	*14,4*

Fonte: OCSE
(1) Media della performance dell'indicatore PISA (Programme for International Student Assessment) 2000.
(2) Spesa annua per l'istruzione per studente in dollari PPPs.
(3) Tempo, in ore per anno, per studenti dai 12 ai 14 anni nelle istituzioni pubbliche.
(4) Rapporto tra studenti e docenti nelle istituzioni pubbliche e private (scuole secondarie).

Finanza decentrata

Negli ultimi anni la dimensione e l'incidenza dei flussi di entrata e di spesa degli enti decentrati si sono accresciute anche a causa del progressivo trasferimento di funzioni e competenze amministrative a livello locale.

La quota delle uscite delle Amministrazioni Locali in rapporto al PIL è cresciuta dal 12,2 per cento del 1980 al 14,8 per cento del 2004. In particolare, le uscite hanno mostrato un andamento decrescente fino al 1995, mantenendosi intorno a un livello medio di incidenza del 25 per cento rispetto alla spesa complessiva, e successivamente crescente dal 1996 fino al 2004, in coincidenza con i primi interventi normativi di decentramento delle funzioni amministrative.

Attualmente la spesa decentrata ammonta a circa il 30 per cento della spesa totale della pubblica amministrazione. Di questo 30 per cento, il 44 per cento é costituito dalla spesa sanitaria (gestita quasi per intero dalle Regioni), il 16 dagli affari economici, il 10 dall'istruzione e il 5,4 dalle abitazioni e l'assetto del territorio.

Nel periodo 1990-2004, sul versante delle entrate si è riscontrata una evoluzione in rapporto al PIL analoga a quella delle uscite, in flessione fino al 1995 e in successiva ripresa dal 1996 al 2004, raggiungendo livelli più alti rispetto al 1990. La quota di entrate proprie delle Amministrazioni locali ha evidenziato una crescita costante fino a risultare più che raddoppiata alla fine del periodo (da meno del 4 per cento del 1990 a oltre l'8 per cento del 2004). Su tale andamento hanno influito l'introduzione di tributi propri (l'istituzione dell'ICI nel 1993 e dell'IRAP nel 1997) e l'assegnazione agli enti decentrati di interi tributi (tasse automobilistiche affidate completamente alle Regioni), di quote di tributi nazionali (addizionali regionali e comunali all'IRPEF) e altri tributi minori, determinando nel complesso una significativa crescita della pressione fiscale a livello decentrato.





L'accrescersi dell'impatto economico-finanziario delle Amministrazioni Locali ha reso necessario un maggiore coordinamento fra livelli amministrativi centrali e periferici per rendere la dinamica dei flussi finanziari degli enti territoriali coerente con l'andamento dei saldi di finanza pubblica e con il rispetto degli obblighi di convergenza concordati in sede comunitaria. In tale contesto, è nato nel 1999 il Patto di Stabilità Interno che prevede l'imposizione di tetti alla crescita del disavanzo e/o di talune tipologie di spese a carico delle amministrazioni locali e, nel contempo, dispone un sistema di incentivi e sanzioni nei confronti dei destinatari in relazione al raggiungimento o al mancato conseguimento degli obiettivi concordati.

L'applicazione del Patto non ha finora raggiunto gli esiti sperati a causa della difficile conciliazione delle esigenze di una pluralità di livelli di governo che chiedono una crescente autonomia. Inoltre, l'imposizione di tetti alla spesa in termini di crescita percentuale anziché di limiti sui saldi come originariamente previsto, ha ridotto i margini di flessibilità a disposizione degli enti territoriali nella gestione del bilancio.



L'analisi della dinamica della finanza decentrata risente della discrepanza nelle rilevazioni contabili attualmente adottate ai diversi livelli territoriali di governo che impedisce comparazioni spaziali e temporali dotate di significatività. Gli schemi di contabilità in uso presso gli enti territoriali rappresentano un miglioramento rispetto alla situazione preesistente all'entrata in vigore del decreto legislativo 77/1995 (che ha introdotto una articolazione più razionale del conto economico e l'esposizione delle spese sostenute per centro di costo), ma le classificazioni impiegate risultano ancora fra loro discordanti e non immediatamente convertibili in quelle adottate a livello nazionale. Ai fini di una rilevazione attendibile delle tendenze in atto nella finanza decentrata e di un adeguato monitoraggio dei flussi contabili delle Amministrazioni Locali si rende quindi necessaria una maggiore armonizzazione contabile.

Spesa in conto capitale

Tra il 1992 e il 1997 la spesa in conto capitale, al netto delle dismissioni, è passata in termini di PIL dal 4,4 per cento al 3,4 per cento[4]; l'ingresso nell'area Euro insieme al gruppo di testa ha comportato una forte stretta di cassa nel 1997, con una riduzione imputabile per sette decimi di punto agli investimenti diretti[5]. A partire dal 1998 si realizza un graduale recupero che consente alla spesa in conto capitale di raggiungere a fine decennio il 4 per cento circa del PIL e a superarlo successivamente giungendo al 4,5 nel 2002 (anche per la riclassificazione degli apporti al capitale delle FS). Infine, in presenza di una accentuazione degli squilibri di finanza pubblica nel biennio 2004-2005, si evidenzia una nuova contrazione delle risorse destinate alla spesa in conto capitale, che a fine periodo si colloca al 4,2 per cento del PIL.

[4] Oltre agli incassi da vendita e cartolarizzazione degli immobili (che per le norme del SEC 95 vengono contabilizzata in riduzione degli investimenti fissi) ci sono poi altre voci di spesa classificate come spesa in conto capitale ma che hanno una natura diversa rispetto all'aumento di dotazione di capitale fisso e di sviluppo come, ad esempio: i proventi dell'UMTS, il rimborso concessioni governative pregresse, la cancellazione dei crediti esteri, l'indennizzo a SCIP per lo sconto su immobili, ecc..

[5] Nel 1995 il valore della spesa in conto capitale aumenta in misura anomala poiché viene classificata nei trasferimenti di capitale a famiglie la spesa di una sentenza della Corte Costituzionale relativa alle integrazioni al minimo delle pensioni.

Figura III.17 – Spesa in conto capitale della Pubblica Amministrazione (in percentuale del PIL)


3,0
2,5
2,0
1,5
1,0
0,5
0,0
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
Investimenti (al netto dismissioni)
Trasferimenti e altre spese in c/capitale

Fonte: Elaborazioni su dati ISTAT
Per il 1995 i valori contengono la copertura degli oneri di una sentenza della Corte Costituzionale.

L'analisi delle principali componenti di spesa fa rilevare una diversa dinamica fra gli investimenti diretti (al netto delle dismissioni), che nel 2005 rimangono ad un livello inferiore a quello del 1992 e i trasferimenti in conto capitale[6], che si mantengono su un livello analogo a quello di inizio periodo.

Nel confronto con gli altri Paesi dell'Unione Europea, l'Italia evidenzia, dal punto di vista dimensionale, una spesa in conto capitale al netto delle cartolarizzazioni in linea con la media dell'area, con valori intorno al 4 per cento del PIL[7].

---

[6] Comprensivi dei contributi agli investimenti e di altre voci di spesa.
[7] A partire dal 2001 è stato incluso nei conti il finanziamento al Gruppo Ferrovie, precedentemente non considerato, con una incidenza sul PIL che varia tra 0,3 punti percentuali del 2001 e 0,2 del 2005.

Tavola III.10 — Spesa in conto capitale nei Paesi Europei (in percentuale del PIL)

PAESI	2001		2002		2003		2004		2005	
	Investimenti	Trasferimenti e altre spese in c/c	Investimenti	Trasferimenti e altre spese in c/c	Investimenti	Trasferimenti e altre spese in c/c	Investimenti	Trasferimenti e altre spese in c/c	Investimenti	Trasferimenti e altre spese in c/c
Belgio	1,7	0,9	1,7	0,9	1,6	1,5	1,6	0,7	1,8	0,9
Germania	1,7	1,6	1,7	1,5	1,5	1,6	1,4	1,5	1,3	1,5
Grecia	3,9	2,7	3,7	2,0	4,1	2,2	4,2	2,3	3,5	1,5
Spagna	3,3	1,4	3,5	1,3	3,6	1,1	3,4	1,7	3,6	1,3
Francia	3,0	0,8	2,9	0,8	3,1	1,0	3,1	0,9	3,3	1,0
Irlanda	4,2	1,2	4,2	0,9	3,8	0,9	3,6	0,7	3,4	0,6
Italia	***2,4***	***1,8***	***2,4***	***1,9***	***2,5***	***1,8***	***2,6***	***1,5***	***2,5***	***1,7***
Lussemburgo	4,3	-0,5	4,8	1,3	4,6	1,3	4,4	1,6	4,7	1,8
Olanda	3,3	0,8	3,5	0,7	3,4	0,8	3,1	0,6	3,0	0,6
Austria	1,1	2,5	1,3	2,3	1,2	2,3	1,1	2,5	1,1	2,5
Portogallo	3,9	1,5	3,5	0,7	3,1	1,1	3,0	1,5	3,1	1,5
Finlandia	2,6	0,5	2,7	0,4	2,9	0,2	2,9	0,3	2,8	0,1
Danimarca	1,9	0,7	1,8	0,6	1,6	0,6	1,9	0,5	1,7	0,5
Svezia	3,0	0,1	3,2	0,2	3,1	0,2	3,0	0,1	3,0	0,2
Gran Bretagna	1,4	0,6	1,5	0,6	1,6	0,7	1,8	0,7	2,0	0,8
UE 12	***2,5***	***1,4***	***2,4***	***1,3***	***2,5***	***1,4***	***2,4***	***1,3***	***2,4***	***1,3***
UE 15	***2,3***	***1,2***	***2,2***	***1,2***	***2,4***	***1,2***	***2,3***	***1,2***	***2,4***	***1,2***

Fonte: Commissione europea (maggio 2006).
N.B. Dati corretti per gli incassi derivanti dalla vendita delle licenze UMTS contabilizzati a riduzione dei "Trasferimenti e altre spese in c/c" nel 2001 in Belgio, Grecia, Francia e Danimarca; nel 2002 in Francia e Irlanda.
Per l'Italia sono stati aggiunti gli introiti derivanti dalle dismissioni immobiliari effettuate tramite operazioni di cartolarizzazione contabilizzate, secondo il SEC95, a riduzione degli investimenti pari rispettivamente a 8,8 miliardi di euro nel 2002, 1,0 nel 2003, 3.3 nel 2003 e 1,3 nel 2005.

Nell'ottica di un rilancio della politica infrastrutturale, sono state adottate norme di semplificazione delle procedure amministrative ed è stato introdotto uno strumento giuridico innovativo (Legge Obiettivo nel 2001) finalizzato ad accelerare il processo autorizzativo delle infrastrutture pubbliche, con un maggiore coinvolgimento di capitali privati. Nell'ambito del programma predisposto in attuazione della Legge Obiettivo e con specifica deliberazione del CIPE sono state individuate nel periodo 2001-2005 le infrastrutture di preminente interesse nazionale[8]. Ulteriori opere infrastrutturali da parte dei grandi investitori (Ferrovie ed ANAS), che si avvalgono dei trasferimenti dello Stato, sono state finanziate nell'ambito di Contratti di programma[9] ovvero attraverso specifici intermediari finanziari (ISPA).

L'analisi dei dati relativi alla spesa in conto capitale secondo i principali livelli di governo (Amministrazioni Centrali e Decentrate) consente di evidenziare alcune

[8] Nel periodo 2001-2005 sono stati approvati (con circa 150 delibere) progetti per un valore di circa 72 miliardi e sono stati assegnati 7,4 miliardi circa a carico della Legge Obiettivo.

[9] Per quanto riguarda il Gruppo Ferrovie, nell'ambito del CdP 2001-2005 sono inclusi investimenti infrastrutturali per un importo di circa 53 miliardi e sono stati conseguiti finanziamenti, nel periodo 2001-2005, tramite apporto al capitale sociale pari a circa 21,7 miliardi. Il sistema AV/AC è stato finanziato tramite ISPA per un importo pari a 36 miliardi a decorrere dal 1/1/2003 (in precedenza i finanziamenti sono stati disposti nell'ambito del CdP con la RFI). Per quanto riguarda l'ANAS, il CdP 2003-2005 ha individuato gli interventi da realizzare prioritariamente, nei limiti delle risorse stanziate nell'ambito del Piano pluriennale 2003-2012.

tendenze. La spesa delle Amministrazioni centrali si riduce dall'1,8 per cento del PIL nel 2002 all'1,5 nel 2005, a causa per lo più di una compressione dei contributi agli investimenti (prevalentemente incentivi alle imprese)[10]. A carico delle Amministrazioni locali si verifica un mantenimento del livello di spesa in termini reali intorno al 2,6-2,7 per cento del PIL. Nel 2005 si rileva una battuta d'arresto della componente locale degli investimenti fissi (pari a quasi la metà del totale della spesa in conto capitale), che passa dal 2,1 per cento del PIL del 2004 all'1,9.

[10] In particolare, il credito d'imposta agli investimenti, fruito dalle imprese in sede di dichiarazione dei redditi mediante le "compensazioni", dopo un aumento nei primi mesi del 2002 è stato bloccato per il raggiungimento dei limiti di copertura e la fase successiva si è caratterizzata con una incertezza sui correttivi normativi. Il credito d'imposta, istituito con la Legge Finanziaria 2001 (L. 388/200 art. 8), è stato modificato con il D.L. 138/2002, e ulteriormente corretto con l'art 62 della 289/2002 che ha introdotto l'obbligo di prenotazione, un tetto finanziario delle compensazioni e un percorso temporale per l'esecuzione degli investimenti programmati. Si è intervenuti anche successivamente fino alla Legge Finanziaria per il 2006 con il meccanismo del "riutilizzo delle risorse liberate". Analogamente il credito d'imposta all'occupazione e gli incentivi mediante i bandi della Legge 488/92 hanno subito correttivi e rallentamenti nei meccanismi di assegnazione.

III.3 Equità sociale

Coniugare la crescita economica con il risanamento delle finanze pubbliche e l'equità sociale è la base per assicurare uno sviluppo sostenibile e duraturo.

Assorbiti gli effetti della crisi economica dei primi anni novanta, nel corso degli ultimi dieci anni la distribuzione del reddito in Italia è risultata stabile, con una progressiva, seppure modesta, riduzione del grado di disuguaglianza nei primi anni 2000.

Figura III.18 – Distribuzione del reddito: Indice di concentrazione di Gini


0,38
0,37
0,36
0,35
0,34
0,33
0,32
1989
1991
1993
1995
1998
2000
2002
2004

Nota: Una riduzione dell'indice significa una diminuzione della polarizzazione dei redditi
Fonte: Banca d'Italia

L'equità sociale deve essere valutata anche con riguardo alla diffusione delle situazioni di indigenza.

A tale proposito sono disponibili misure d'incidenza della povertà in termini relativi ed assoluti, nonché una misura di povertà "soggettiva"[11].

[11] Le misure d'incidenza della povertà relativa e assoluta sono fornite annualmente dall'ISTAT. L'istituto di statistica europeo, Eurostat, fornisce una misura d'incidenza della povertà in termini relativi. Dal 1991 l'ISAE misura la percezione della povertà da parte delle famiglie o "povertà soggettiva" che confronta in maniera indiretta le informazioni fornite dagli intervistati sul proprio reddito familiare con il reddito ritenuto soggettivamente "necessario per vivere senza lussi ma senza privarsi del necessario.

Con riferimento al primo indicatore, l'incidenza della povertà relativa sul totale delle famiglie italiane è rimasta intorno al 12 per cento nella seconda metà degli anni novanta, per poi diminuire leggermente nel biennio 2002-2003 e tornare ad aumentare sensibilmente nel 2004, secondo i dati forniti dall'ISTAT. Sul risultato nazionale influiscono in modo determinante le tendenze negative delle aree del Mezzogiorno[12].

Figura III.19 – Povertà relativa per ripartizione geografica. Anni 1997-2004 (valori percentuali)


30,0
25,0
20,0
15,0
10,0
5,0
0,0
1997
1998
1999
2000
2001
2002
2003
2004
Italia
Nord
Centro
Mezzogiorno

Fonte: ISTAT

Nel periodo 1997-2003 l'incidenza della povertà relativa rimane stabile intorno al 5,5 per cento nel Nord, ad un livello leggermente superiore nel Centro, mentre nel Mezzogiorno risulta in media intorno al 23 per cento. Nel 2004, gli squilibri aumentano: mentre il Mezzogiorno ed il Centro registrano un sensibile aumento della povertà relativa, il Nord mostra un miglioramento. Gli scivolamenti in povertà colpiscono in particolare i bambini al Sud e le donne al Nord.

Se si estende l'analisi anche alla tipologia familiare risulta che l'incidenza della povertà relativa aumenta con l'aumentare del numero di figli. Nel 2004, l'acuirsi dei divari territoriali ha riguardato tutte le tipologie familiari.

[12] Tale andamento potrebbe, almeno in parte, dipendere da difetti nella metodologia di calcolo utilizzata dall'ISTAT che non coglie pienamente le diversità nei livelli del costo della vita.

Tavola III.11 – Incidenza di povertà relativa per tipologia familiare (media anni 2001-2004 – valori percentuali)

Tipologia familiare	Nord	Centro	Mezzogiorno	Italia
coppia con 1 figlio	3,6	5,4	19,2	8,5
coppia con 2 figli	5,2	7,8	22,5	13,1
coppia con 3 o più figli	10,1	*	31,8	23,1

** Il dato non è significativo per la scarsa numerosità del campione*
Fonte: ISTAT

Secondo l'indicatore prodotto da Eurostat, che considera povere le famiglie che si collocano al di sotto di una soglia corrispondente al 60 per cento del reddito mediano disponibile, l'incidenza della povertà relativa in Italia nel 2004 si collocava al 19 per cento dopo i trasferimenti sociali, contro il 14 ed il 16 per cento rispettivamente di Francia e Germania.

Nel nostro paese la spesa pensionistica, quindi, ha avuto un ruolo importante nel migliorare la condizione di vita degli anziani. Al contrario, altri gruppi sociali non hanno ottenuto un sostegno paragonabile (contrariamente a quanto avviene in quasi tutti i paesi europei).

Queste misure di povertà vanno prese con molta cautela in quanto fanno riferimento al consumo e/o al reddito mediano del paese e quindi descrivono la situazione di disagio economico soltanto in termini relativi. E' opportuno quindi affiancare a questi indicatori anche una misura in termini non relativi ma assoluti, che, sostanzialmente, prende in considerazione le situazioni più gravi.

Le stime dell'ISTAT sull'incidenza della povertà assoluta segnalano una riduzione tra il 1999 (4,8 per cento) e il 2002 (4,2 per cento), probabilmente dovuta agli effetti di alcuni provvedimenti di politica economica a beneficio delle fasce di popolazione più disagiate (quali l'assegno al nucleo familiare con tre figli minori, l'assegno di maternità, la sperimentazione del Reddito Minimo). Dati più recenti non sono ancora disponibili. In media, negli anni 1997-2002, le famiglie "assolutamente povere" sono circa il 4,5 per cento del totale.

Infine, secondo l'indicatore ISAE di percezione della povertà soggettiva", dal 2000 al 2003 il 50 per cento circa degli intervistati riteneva il proprio reddito familiare insufficiente per una vita "dignitosa". Tale percentuale è andata aumentando successivamente come conseguenza di un forte incremento nella valutazione del "reddito necessario", riflettendo in un primo momento la divaricazione tra inflazione effettiva e quella percepita. Nell'ultimo periodo di rilevazione (luglio 2004-giugno 2005) circa due famiglie su tre si sono dichiarate "soggettivamente" povere.

Figura III.20 – Incidenza della povertà soggettiva


75,0
70,0
65,0
60,0
55,0
50,0
45,0
40,0
lug 00-giu 01
lug 01-giu 02
lug 02-giu 03
lug 03-giu 04
lug 04-giu 05

Fonte: ISAE

IV – STRATEGIA 2007-2011: CRESCITA, RISANAMENTO, EQUITÀ

Il programma sul quale il Governo ha ottenuto la fiducia del Parlamento, fondato a sua volta su quello della coalizione, costituisce la base della politica economico finanziaria presentata in questo Documento. Nella procedura di bilancio italiana, la funzione istituzionale del Documento di Programmazione Economica e Finanziaria è di fissare un'ancora alla preparazione della decisione annuale di bilancio che si articola nella Legge finanziaria e nella Legge di bilancio. Esso la fissa nella forma di saldi di finanza pubblica che, una volta adottati dal Parlamento, costituiscono il vincolo entro cui deve muoversi tutta la successiva "sessione di bilancio" che determina il complesso dell'entrata e della spesa.

Questo Documento pone quel vincolo in una duplice prospettiva: quella di un arco temporale pluriennale, per il quali qui si è scelta l'intero periodo di legislatura 2007-2011; quella delle azioni e degli obiettivi di governo, per le quali si fa riferimento ai tre obiettivi di fondo della crescita, del risanamento e dell'equità.

Il quadro tracciato nel capitolo precedente evidenzia che l'economia italiana ha un serio problema di crescita. Dopo essersi sviluppata per alcuni decenni a ritmi molto superiori a quelli dell'area europea nella quale si è progressivamente integrata, l'Italia ha accumulato, dalla metà degli anni novanta, un ritardo di crescita, che accentua l'instabilità macroeconomica e il disagio sociale. Ne risulta un intreccio perverso:

- l'andamento stagnante e talora negativo della produttività totale dei fattori, l'insufficienza dei meccanismi premianti della qualità, un contesto generale poco favorevole all'impresa e agli utenti-consumatori, l'area troppo estesa di settori protetti e privi di concorrenza frenano lo sviluppo economico e deprimono il tasso di crescita potenziale dell'economia;

- la combinazione di alto disavanzo, riduzione del saldo primario, debito in aumento e bassa crescita mina la sostenibilità dei conti pubblici e li rende vulnerabili al prevedibile aumento dei tassi di interesse, alla pressione del mercato finanziario internazionale e al giudizio delle agenzie di rating;
- la bassa crescita, le inefficienze e distorsioni del sistema tributario, la scarsa efficacia della politica di bilancio a finalità ridistributiva, diffuse arretratezze nell'apparato amministrativo pubblico contribuiscono a un andamento insoddisfacente degli indicatori di disuguaglianza e di povertà.

IV.1 Politiche per la crescita

La politica economica, in piena armonia con le linee guida previste dalla Strategia di Lisbona, deve dunque agire simultaneamente sui tre fronti del risanamento, della promozione dello sviluppo e dell'equità perché essi sono inscindibili.

- Una crescita più rapida è indispensabile per generare le risorse necessarie al risanamento dei conti pubblici e a un aumento del benessere generale, da perseguire anche con un'azione efficace contro povertà e sofferenza sociale e al risanamento dei conti pubblici.
- Il risanamento dei conti pubblici è indispensabile per liberare finalmente il sistema delle famiglie e delle imprese dal timore paralizzante di nuovi interventi e nuovi sacrifici; solo così verrà ripristinata la fiducia necessaria per investire sul futuro e si apriranno prospettive ai giovani. L'equilibrio dei conti è anche fattore essenziale di equità: situazioni di sofferenza finanziaria colpiscono soprattutto gli strati meno protetti e più deboli e le generazioni future che non hanno voce e rappresentanza.
- Una maggiore equità è indispensabile per venire incontro a nuove forme di emarginazione sociale. Inoltre, in un regime democratico è condizione indispensabile perché vi sia sostegno politico e sociale al processo di risanamento finanziario e di rilancio della crescita. Lo sforzo di riconversione dell'economia pubblica e privata deve essere equamente distribuito e in tale processo gli strati sociali più deboli e le generazioni future debbono essere adeguatamente protetti.

L'Italia negli ultimi dieci anni ha accumulato un significativo ritardo di crescita rispetto all'Europa e agli altri paesi industrializzati. Il divario permane anche se si tiene conto del fatto che la popolazione italiana cresce meno rispetto alla media europea e soprattutto agli Stati Uniti. Il rapporto fra il reddito per abitante in Italia e quello medio europeo – entrambi espressi in parità di potere d'acquisto – registra una diminuzione continua a partire dalla seconda metà dello scorso decennio. Analoga tendenza si osserva nel confronto fra Italia e Stati Uniti.

Figura IV.1– Arretramento del reddito italiano


Italia/UE (scala di destra)
Italia/USA (scala di sinistra)
72
70
68
66
64
62
104
103
102
101
100
99
98
97
96
1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

Fonte: Eurostat.

In larga misura, l'arretramento dell'Italia rispetto all'Europa va attribuito alla dinamica della produttività. Nel 1995, la produttività oraria è più alta, di quasi il 4 per cento, in Italia rispetto all'area dell'euro. Nel 2005, la produttività italiana si situa invece al di sotto, di tre punti percentuali, della media europea. In questi dieci anni, il tasso di crescita della produttività in Italia è pari a meno di un quarto di quello dell'area dell'euro.

Figura IV.2 – Fattori del divario: produttività oraria e tasso di occupazione (rapporto fra Italia e area dell'Euro)


106,0
104,0
102,0
100,0
98,0
96,0
94,0
92,0
90,0
88,0
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
produttività relativa
occupazione

Fonte: Eurostat.

A contribuire alla bassa crescita in Italia è anche l'andamento del mercato del lavoro. Il tasso di occupazione è più basso in Italia che in Europa. Inoltre, malgrado i progressi compiuti a partire dal 1997, il divario risulta più pronunciato rispetto al 1992.

Il rilancio dell'economia italiana passa dunque attraverso un nesso fondamentale: l'aumento della produttività e dell'occupazione. Nel passato, l'Italia non è riuscita a registrare un andamento favorevole per entrambe queste variabili. I periodi di forte espansione della produttività, fino all'inizio degli anni novanta, si sono accompagnati a una riduzione dei tassi di occupazione. Viceversa, a partire dalla seconda metà degli anni novanta, il buon andamento dell'occupazione ha avuto come controparte una dinamica pressoché piatta della produttività.

Un'azione congiunta e compiuta di riforma sia sul mercato dei beni sia su quello del lavoro può e deve contribuire a rilanciare la dinamica della produttività e dell'occupazione. E' questa la sfida della politica economica nel prossimo quinquennio. L'aumento dell'occupazione è essenziale per rispondere alle esigenze dei giovani, delle donne e dei lavoratori più anziani, il cui tasso di attività si colloca su livelli di molto inferiori a quelli dell'Europa, un dato inaccettabile che va corretto. Il Governo si impegna nel quinquennio in un piano straordinario per i diritti e l'occupazione delle donne, dei giovani ed in genere della famiglia (cfr. Riquadri seguenti) che affronti, in un quadro organico e coerente, i vincoli che ostacolano la loro piena partecipazione alla vita economica e sociale del paese. Ma l'aumento dell'occupazione non basta. Senza crescita della produttività, i salari reali non possono che stagnare, deprimendo la domanda interna, rallentando le prospettive di crescita e accrescendo le aree di disagio sociale e povertà. Una dinamica sostenuta della produttività consente un aumento sostenibile dei salari reali e al contempo una riduzione del costo del lavoro per unità di prodotto, con effetti del tutto positivi sulla competitività, sulla domanda di investimenti e di esportazioni. Una crescita più rapida faciliterebbe poi il risanamento dei conti pubblici e consentirebbe di affrontare con maggiore incisività i problemi di equità sociale e distributiva.







I processi di sviluppo sfuggono in larga misura al controllo della politica economica. Questa, tuttavia, può agevolare o ostacolare la crescita a seconda di come svolge i suoi compiti essenziali. La agevola se fornisce i beni e servizi pubblici essenziali con efficacia ed economia di costo, se favorisce la stabilità economica e finanziaria, se promuove la concorrenza e la flessibilità dei mercati. Spetta allo Stato di definire una struttura stabile ed efficace di regole nel campo dei diritti di proprietà, di accrescere l'efficienza del sistema giudiziario e di quello della sicurezza, di migliorare la qualità dei servizi collettivi, e, in generale, di creare condizioni che favoriscano l'investimento in capitale fisico e umano da parte di imprese e famiglie. Gli effetti di queste politiche di regola si esplicano nel tempo, ma frutti significativi possono essere ottenuti anche in tempi brevi. Di qui l'urgenza dell'avvio del processo di riforma.

L'Italia sconta in confronto agli altri paesi industrializzati una specializzazione settoriale sbilanciata verso i settori a bassa intensità di capitale umano e una struttura dimensionale squilibrata dagli ostacoli che frenano la crescita delle imprese minori. Tali caratteristiche riflettono, oltre che antiche inefficienze del mercato dei capitali, una insufficiente dotazione in conoscenza e capitale umano; deprimono la domanda di manodopera qualificata; rendono le imprese italiane particolarmente vulnerabili alla concorrenza dei paesi emergenti; scoraggiano l'investimento in ricerca e sviluppo; rendono più arduo sfruttare le opportunità legate all'apertura dei mercati mondiali e all'innovazione tecnologica.

Il ruolo dell'impresa e dell'imprenditore nell'individuare la collocazione ottimale della nostra economia nel contesto della divisione internazionale del lavoro è decisivo; alla politica economica spetta di agevolare tale individuazione, e il processo di trasformazione strutturale che esso richiede, offrendo agli operatori economici un quadro di riferimento certo e stabile nel tempo.

L'azione del Governo a sostegno della competitività e della produttività sarà articolata lungo tre linee di intervento: contesto, innovazione e ricerca, fiscalità, rafforzando così l'attuazione della Strategia di Lisbona e con il Piano Nazionale di Riforme che verrà presentato alla Commissione Europea nel prossimo autunno.

La prima linea sarà rivolta al miglioramento delle azioni di contesto, di rete e locali, entro cui le imprese e i cittadini assumono le proprie decisioni di investimento. Compito della politica economica è quello di fornire in maniera efficace i beni pubblici di cui l'economia necessita. Tra questi spiccano le infrastrutture materiali e immateriali e in particolare un quadro di regolazione che favorisca una maggiore concorrenza sui mercati, necessaria per l'innalzamento del tasso di crescita potenziale della nostra economia. L'impegno prioritario, già avviato con il decreto approvato dall'esecutivo (cfr. Riquadro), è il ridimensionamento e in prospettiva l'eliminazione dei vincoli che nel mercato dei prodotti ostacolano l'esplicarsi della concorrenza e limitano indebitamente le opportunità di sviluppo e di occupazione in troppi settori dell'economia. Nel campo delle infrastrutture immateriali, la chiarezza e la flessibilità del diritto societario e di quello fallimentare sono condizioni indispensabili per il pieno e produttivo operare dell'attività imprenditoriale. Per le infrastrutture fisiche, si tratta di rafforzare il processo appena avviato di riqualificazione della spesa in conto capitale, fissando obiettivi di servizio e selezionando chiare priorità e tempi di realizzazione. L'impegno sarà particolarmente forte nel Mezzogiorno, dove verrà accompagnato da un rafforzamento degli interventi per l'inclusione sociale e la sicurezza.

La seconda linea d'azione del Governo sarà finalizzata a sostenere la riqualificazione del sistema produttivo in termini di miglioramento degli assetti organizzativi, diffusione delle nuove tecnologie e accelerazione del processo di internazionalizzazione.

Il nuovo modello di politica industriale, che vedrà il coinvolgimento sia del Governo centrale che delle Regioni, sarà articolato per obiettivi e agirà secondo modalità di progetto. In questo quadro sarà possibile ricercare la complementarietà tra l'azione delle diverse amministrazioni pubbliche centrali e territoriali e far avanzare, analogamente alle esperienze più avanzate degli altri paesi europei, il metodo della partnership pubblico-privato.

Cruciali al riguardo saranno anche la riforma del sistema di incentivi a livello universitario e, compatibilmente con il quadro di finanza pubblica, il sostegno alle attività di ricerca e sviluppo, alla collaborazione tra imprese e università e centri di ricerca, alla promozione dei processi innovativi.

La terza linea si riferisce ad interventi di natura fiscale ed automatica rivolti alla generalità delle imprese e finalizzati ad un recupero immediato di margini di competitività attraverso una riduzione dei costi di produzione, in particolare del lavoro.

Il Governo può e deve creare le condizioni favorevoli alla crescita. Spetta però alle parti sociali, alle imprese e alle famiglie cogliere le opportunità che scaturiscono da mercati più aperti e concorrenziali, da una regolazione più efficace, da una fiscalità più adeguata e da un'offerta più completa di beni pubblici. Se ciò accadrà, l'economia italiana potrà avviarsi su un sentiero di crescita sostanzialmente e stabilmente più elevata, recuperando il divario che ci separa oggi dal resto dell'Europa. Nel passato, le imprese, le famiglie e i lavoratori italiani hanno saputo superare le difficoltà legate a mutamenti anche repentini del quadro economico nazionale e internazionale e sfruttare con tempestività le opportunità che tali mutamenti offrivano. L'economia mondiale oggi vive un periodo di forte crescita, sospinta dal processo di apertura dei mercati e di innovazione tecnologica. E' un'opportunità che l'economia italiana può e deve sfruttare.

Perché promuovere la concorrenza? L'interesse dei consumatori

La politica per la concorrenza pone al centro della propria azione il consumatore e, abbattendo le rendite di monopolio, favorisce nel contempo lo sviluppo e l'efficienza dell'economia. La scelta - condivisa in sede comunitaria - di aumentare il grado di concorrenza nei settori protetti ha motivazioni di equità e di efficienza. L'apertura dei mercati calmiera i prezzi con effetti benefici sui consumatori perché rafforza il potere d'acquisto di redditi e salari. La riduzione nel prezzo dei servizi protetti favorisce le imprese nella misura in cui, a parità di salario reale, si attenua il costo del lavoro e si riducono i costi di produzione delle imprese che di tali servizi sono acquirenti. In entrambi i casi, accresce la competitività delle nostre produzioni sui mercati internazionali. La riduzione delle rendite di monopolio è infine un fattore di equità. Apre nuove opportunità a operatori che ne erano in precedenza esclusi. Tutela i consumatori più deboli.

Queste considerazioni hanno fatto sì che si avviasse in Italia, dai primi anni '90, una progressiva apertura dei mercati in diversi ambiti. Gli effetti cominciano a manifestarsi per cittadini e imprese. L'ingresso di nuovi operatori, le privatizzazioni, gli interventi di separazione delle filiere dei servizi a rete, la regolazione economica assistita da solidi presidi tecnici hanno agito sia da propulsore del progresso tecnico, sia come fattore di riequilibrio e di trasparenza dei prezzi.

Il percorso intrapreso va ora proseguito, affiancando azioni volte ad aprire mercati ancora chiusi a interventi di rilancio della concorrenza avviate ma non portate a coerente compimento. Come l'Autorità garante della concorrenza e del mercato ha più volte rilevato nel corso dell'ultimo decennio, numerose restrizioni di natura normativa o amministrativa limitano ancora, senza giustificazione alcuna, l'accesso al mercato e le condizioni di esercizio di attività d'impresa.

Un confronto con le azioni intraprese dai *partner* comunitari per migliorare la condizione di consumatori e imprese, mostra la molto maggiore ampiezza, in Italia, delle aree di scarsa concorrenza. Il superamento del nostro divario appare decisivo anche per cogliere le opportunità della pur debole ripresa che è in atto in Europa.

Ad alcuni ambiti occorre rivolgere un'attenzione primaria: energia elettrica, gas, servizi pubblici locali, trasporti, telecomunicazioni, distribuzione - in particolare di alcune categorie merceologiche come i medicinali - servizi bancari e assicurativi, libere professioni. In questo senso già agisce il decreto approvato dall'esecutivo il 30 giugno 2006, che elimina una serie di restrizioni alla concorrenza in materia di accesso al mercato e di esercizio di attività d'impresa.

Tavola IV.1a – Restrizioni alla concorrenza eliminate dal DL 223 del 30 giugno 2006 in materia di accesso al mercato

LIMITI QUANTITATIVI	PANIFICI
REQUISITI PROFESSIONALI	COMMERCIO (tranne per prodotti alimentari)
DISTANZE MINIME	COMMERCIO PUBBLICI ESERCIZI
TETTI ANTITRUST A LIVELLO	COMMERCIO

Tavola IV.1b – Restrizioni alla concorrenza eliminate dal DL 223 del 30 giugno 2006 in materia di esercizio attività d'impresa

RISERVE DI ATTIVITA'	FARMACIE PER MEDICINALI DA BANCO NOTAI PER PASSAGGI PROPRIETA' AUTO
FISSAZIONE PREZZI MINIMI	LIBERE PROFESSIONI
DIVIETO PUBBLICITA'	LIBERE PROFESSIONI
LIMITAZIONI VENDITE CON SCONTO	COMMERCIO MEDICINALI DA BANCO POLIZZE RC-AUTO
VINCOLI GAMMA PRODOTTI OFFERTI	COMMERCIO
LIMITAZIONI FORMA SOCIETARIA	FARMACIE LIBERE PROFESSIONI
DIVIETO TITOLARITA' DI PIU' ESERCIZI	FARMACIE TAXI
VINCOLI DISTRIBUZIONE ESCLUSIVA	AGENTI POLIZZE RC-AUTO
VINCOLI MOBILITA' CLIENTI	SERVIZI BANCARI

Perché promuovere la concorrenza? Servizi meno protetti e piú efficienti

I servizi rappresentano il 71 per cento del PIL e il 69 per cento dell'occupazione[1] nell'Area dell'Euro. Un intensificarsi della concorrenza in questo settore è quindi essenziale; lo ha spesso richiamato l'agenda dell'Unione Europea, che li pone al centro del dibattito sulle riforme strutturali necessarie per sostenere crescita ed occupazione.

Il settore dei servizi ha inoltre importanti riflessi sulla crescita della produttività del lavoro e sul livello dei prezzi. La sua bassa efficienza complessiva spiega gran parte del divario di produttività che separa l'Unione Europea dagli Stati Uniti.

All'interno dell'Unione Europea, le differenze sia fra i Paesi sia fra i tipi di servizi sono rilevanti. In Italia, i prezzi nel terziario evolvono a tassi superiori sia rispetto all'area dell'Euro (+15,3 per cento, la variazione cumulata nel periodo 2001-2005 contro il +13,7 per cento dell'Area dell'Euro), sia rispetto ai beni (+2,5 per cento nel 2005 a fronte del +1,9 per cento dell'indice generale).

Le rigidità che caratterizzano molti mercati in termini di prezzi e accesso indicano che essi sono ancora sottratti al confronto competitivo, anche a causa di una eccessiva regolamentazione. Ciò impedisce la riduzione dei prezzi ed il miglioramento della qualità offerta. La situazione italiana è ben rappresentata dai dati riportati nella figura seguente:

Figura IV.3 – Indicatori di regolazione del mercato dei prodotti (PMR)


3,0
2,5
2,0
1,5
1,0
0,5
0,0
Francia
Germania
Italia
Spagna
Eu
Regno Unito
Stati Uniti
1998
2003
media ocse 1998
media ocse 2003

Fonte: OCSE. La scala dell'indice é da 0 (livello minimo) a 6 (livello massimo).

[1] Cfr. "Competition, productivity and prices in the Euro Area services sector", BCE, occasional paper n. 44, Aprile 2006.

L'Italia è il paese in cui più restrittive sono le regolamentazioni sul mercato dei beni e dei servizi. I progressi conseguiti dopo il 1998 non hanno che scalfito il divario rispetto agli paesi industrializzati.

Perché promuovere la concorrenza? Responsabilità della politica economica

Gli interventi a sostegno della concorrenza non si esauriscono nel pur necessario abbattimento di barriere regolamentari e istituzionali. Essi devono essere parte di un'azione di politica economica di natura strutturale orientata al rilancio degli investimenti necessari allo sviluppo del Paese. E tale azione – da attuare anche con forme di partenariato pubblico- privato – deve comprendere la riforma della regolazione e il monitoraggio dei mercati in via di apertura.

Per incidere significativamente sul livello di concorrenza occorre rafforzare il sistema di regolazione, preservando l'autonomia del regolatore in un quadro di indirizzi generali caratterizzato da stabilità e volto a migliorare costantemente il funzionamento dei mercati anche attraverso il dialogo fra operatori economici e autorità della politica economica .

Nel settore dei servizi saranno necessari interventi differenziati al fine di promuovere l'ingresso di nuovi operatori sul mercato (energia), una maggiore trasparenza dei servizi offerti (settore finanziario e professioni), un quadro regolamentare più chiaro e coerente, il superamento degli affidamenti diretti (servizi pubblici locali).

A monte di questo processo sarà inoltre essenziale eliminare distorsioni che impediscono il pieno operare della concorrenza e che coinvolgono vari livelli istituzionali: lo Stato, con competenze frammentate tra diverse amministrazioni; le Regioni, che oggi esercitano funzioni di regolamentazione in molti comparti economici.

In conclusione, le politiche per la concorrenza dovranno essere dirette al perseguimento di tre obiettivi, tra loro interdipendenti:

- apertura di tutti i mercati dove la concorrenza è possibile;
- interventi di regolamentazione nei settori privi di un'autorità indipendente;
- rafforzamento della posizione del consumatore e tutela del rapporto d'utenza.

Per conseguire questi obiettivi il Governo intende porre la politica per la concorrenza e la difesa del consumatore al centro della sua agenda.

A tal fine, sull'esempio dell'Unione europea, dovranno essere definiti – nell'ambito delle funzioni assegnate in via esclusiva allo Stato in questo campo – strutture, strumenti e metodi di lavoro, collegiali e interdisciplinari, adeguati all'esigenza di dotare il nostro Paese di una politica per la concorrenza organica e strutturale, tenuto conto anche delle sue caratteristiche intersettoriali. In tale contesto, il Governo intende costituire una unità di valutazione delle indagini e delle segnalazioni formulate dall'Autorità Garante della Concorrenza, utile anche a fini istruttori per le eventuali e conseguenti decisioni da assumere.

Sarà necessario agire dapprima in quei settori in cui i benefici netti di politiche di apertura dei mercati sono maggiori, dove il mercato italiano è fuori linea rispetto alle direttive europee, e che sono stati oggetto di analisi ed indicazioni - rimaste inascoltate - da parte dell'Antitrust. A questi si aggiungeranno i comparti nei quali sono in corso indagini conoscitive presso la stessa Autorità, a partire da quella relativa alla mobilità dei clienti dei servizi di intermediazione finanziaria.

Un'attenzione particolare ed approfondita sarà rivolta ai servizi professionali, anche in relazione al consolidarsi dell'approccio comunitario in materia: il Piano strategico approvato a Lisbona nel 2000 ha ritenuto le professioni liberali rilevanti ai fini del miglioramento della competitività, in funzione del loro peso economico, ed ha tracciato le linee di una filosofia di una loro regolazione nell'ambito esclusivo della politica per la concorrenza.

Investimenti in ricerca, sviluppo e capitale umano

Una ripresa duratura della crescita e un graduale innalzamento del tasso di crescita potenziale dell'economia postulano che la produttività totale dei fattori esca dalla lunga stasi degli ultimi anni. Ciò a sua volta implica più investimenti, più innovazione, più ricerca e sviluppo, come previsto dalla Strategia di Lisbona.

L'investimento in ricerca e sviluppo si colloca in Italia su livelli significativamente inferiori a quelli degli altri paesi industrializzati. In larga misura, il fenomeno riflette scelte del settore privato. L'investimento in ricerca e sviluppo del settore pubblico – di cui peraltro occorre valutare con attenzione qualità, rendimento, utilità, interazione con la ricerca privata – non si discosta significativamente dalla media dei paesi OCSE. La bassa propensione all'investimento del settore privato riflette in parte la scarsità dell'offerta di capitale umano e la struttura, per dimensione e settori, delle imprese italiane. Ma dipende anche dal fatto che, a parità di settore e dimensione, le nostre imprese investono in ricerca e sviluppo relativamente meno dei concorrenti esteri.

La carenza di capitale umano e la scarsa propensione all'investimento in ricerca e sviluppo incidono negativamente sulla dinamica della produttività totale dei fattori e sulla capacità di utilizzare pienamente le opportunità offerte dalle nuove tecnologie. Il capitale umano, al di là del suo valore economico, è l'elemento cruciale del tessuto sociale e culturale europeo della costruzione di una "ragione sociale" europea.

Il superamento di questi vincoli non richiede sempre e necessariamente maggiori risorse dal bilancio pubblico, che pure è auspicabile reperire. La spesa italiana per studente universitario a tempo pieno non appare inadeguata rispetto agli standard internazionali. Essa potrebbe essere resa più produttiva da un rafforzamento della competizione fra sedi universitarie e dall'introduzione di una gestione del sistema universitario che premi maggiormente il merito dei docenti e la ricerca di qualità.

La semplificazione e il riordino del sistema di incentivi può costituire uno strumento per favorire, anche attraverso un sistema di crediti di imposta, l'investimento privato in ricerca e sviluppo, senza costi aggiuntivi per il bilancio.

Lo sviluppo del capitale umano va assicurato fin dai primi livelli del processo educativo. L'azione del governo sarà quindi volta al potenziamento del diritto allo studio, attraverso: l'estensione dell'obbligo scolastico; il miglioramento delle funzionalità e delle autonomie scolastiche; la messa a norma del patrimonio edilizio e l'incentivazione all'utilizzo pomeridiano degli edifici. In tale contesto dovrà essere affrontato il problema dei precari.

Il quadro di riferimento è quello dello "spazio comune europeo della ricerca e della formazione superiore". In Italia, a fronte di una spesa per studente più elevata rispetto alla media dei principali paesi europei, l'esito di test standardizzati a livelli internazionale risulta deludente. Il processo di riforma degli ordinamenti scolastici deve colmare questo divario e soprattutto consentire anche a coloro che non intraprendessero gli studi superiori di acquisire una preparazione tecnica e generale tale da potersi adattare in maniera ottimale ai continui mutamenti del contesto economico e tecnologico.

La diffusione a livello di massa delle nuove tecnologie digitali é un fattore indispensabile per la modernizzazione del paese, consentendo un incremento della produttività. A questo fine saranno adottate misure volte a promuovere lo sviluppo delle connessioni in banda larga e contrastare il *digital divide*.

Nel Mezzogiorno, dove particolarmente grave è il divario di competenza dei giovani studenti con gli altri paesi industriali, le ingenti risorse addizionali disponibili, anche attraverso i canali comunitari, potranno essere destinate al miglioramento della qualità dello studio e dell'insegnamento, per il tramite di progetti che coinvolgano tutte le parti, gli studenti, gli insegnanti, il sistema produttivo locale.

Dimensione e internazionalizzazione delle imprese

Le carenze strutturali del sistema industriale italiano sono ampiamente documentate e hanno indubbiamente condizionato la dinamica della crescita della nostra economia.

- In un confronto internazionale, le imprese italiane sono relativamente più piccole anche a parità di settore.
- La loro produttività relativa è assai minore rispetto a quella registrata da imprese di taglia analoga in altri paesi industrializzati. Nel nostro paese, le micro imprese – con meno di 10 addetti – rappresentano quasi il 24 per cento degli occupati ma solo il 10 per cento della produzione. La loro produttività relativa rispetto al sistema delle imprese nel suo complesso è pari quindi solo a poco più del 40 per cento. Lo stesso dato si colloca al 48 per cento per l'Unione Europea nel suo complesso.
- Tra le piccole imprese italiane sono troppo poche quelle che crescono gradualmente fino a raggiungere medie e grandi dimensioni. Solo il 12 per cento delle imprese più piccole, con meno di 6 addetti nel 1987, aveva superato la soglia dei 10 addetti nel 2001. Poco più del 7 per cento delle imprese tra i 6 e i 9 addetti erano cresciute sull'arco del periodo fino a raggiungere la soglia dei 20 addetti. La situazione non migliora se si considerano solo le nuove imprese, quelle appena nate.

Il modello della piccola impresa è stato un punto di forza dell'economia italiana che, contribuendo alla rapida crescita della nostra economia, perlomeno fino alla fine degli anni ottanta. L'integrazione dei paesi in via di sviluppo nell'economia mondiale e la rivoluzione tecnologica nel campo dell'informatica e delle comunicazioni hanno però modificato radicalmente il quadro in cui opera il nostro sistema produttivo. Entrambi i fenomeni hanno eroso la posizione competitiva delle imprese di più ridotta dimensione, troppo piccole per sfruttare pienamente le opportunità offerte dal mercato mondiale e troppo carenti dal punto di vista delle risorse umane per trarre beneficio dalle nuove tecnologie.

La politica economica finora ha favorito le piccole imprese con misure di carattere fiscale, amministrativo e finanziario. Ha così creato un sistema di soglie che scoraggia la crescita dimensionale. E' necessario ora favorire quelle imprese che scelgono di crescere, evitando che gli incentivi esistenti vengano meno proprio in conseguenza della crescita. Oltre alla riforma degli incentivi, è necessario ridurre gli adempimenti burocratici richiesti per gli ampliamenti di impianto (oggi altrettanto se non più gravosi di quelli che incombono sulla creazione di nuovi impianti), promuovere lo sviluppo di strumenti finanziari innovativi (incoraggiando la nascita di fondi di venture capital e quella, come è avvenuto negli Stati Uniti, di un fondo di tali fondi), favorire il processo di internazionalizzazione, sostenere la creazione di reti d'impresa (per esempio promuovendo la creazione di consorzi di servizi per l'internazionalizzazione delle piccole imprese) e rivedere e potenziare gli strumenti a sostegno delle imprese (concentrando la loro azione sui mercati ad alto potenziale di espansione, investendo sui settori strategicamente piú rilevanti per caratteristiche di innovazione e di sviluppo, favorendo le imprese piú dinamiche).

Infrastrutture, mobilità e spesa pubblica in conto capitale

Dopo essere diminuita a un tasso medio annuo del 3,1 per cento tra il 1992 e il 1996, la spesa pubblica in conto capitale è cresciuta del 3,1 per cento tra il 1996 e il 2000 e del 2,6 per cento nel quinquennio successivo. In termini di PIL, la spesa in conto capitale è stabile intorno al 4,2-4,3 per cento contro una media europea pari al 3,6 per cento. Lo scostamento è interamente dovuto alla maggiore incidenza dei trasferimenti in conto capitale, a favore di imprese pubbliche e private, la cui funzione e la cui efficacia dovranno essere oggetto di attenta e sistematica valutazione.

La quota sul PIL di investimenti pubblici fissi per infrastrutture materiali e immateriali è in linea con la media europea, nonostante il divario creatosi in questi anni nella qualità dei servizi collettivi. E' indispensabile quindi che la spesa per investimento sia riqualificata attraverso iniziative – condivise tra livelli di governo – che assicurino il rispetto di alcuni essenziali requisiti: effetti strutturali e duraturi delle opere, loro attitudine a soddisfare bisogni effettivi, certezza dei tempi di realizzazione, prevedibilità dell'impegno finanziario richiesto per l'intero arco di tempo necessario per condurle a compimento. Una politica di semplice avviamento delle opere in assenza di un processo valutativo e di una seria programmazione finanziaria disperde le già scarse risorse disponibili e mette a rischio l'equilibrio dei conti pubblici. Vanno definite chiare priorità sulla base di un'attenta valutazione delle risorse finanziarie disponibili e di piani settoriali – ad esempio nel campo dei trasporti – ai quali ricondurre le singole opere, siano esse nel comparto ferroviario, stradale, portuale e marittimo.

Esistono nodi e segmenti infrastrutturali il cui tardato ammodernamento o potenziamento mette oggi il Paese dinanzi al rischio di saturazioni e strozzature. A questi interventi va riconosciuto, in modo condiviso dai livelli di governo interessati, un carattere di assoluta priorità. E' ugualmente rilevante per il Paese la necessità di legare le infrastrutture da realizzare alle reti TEN europee, di assicurare i collegamenti orizzontali e verticali tra le diverse aree dell'Italia, anche al fine di migliorare la mobilità dei fattori produttivi e ridurre i sovraccosti che il sistema industriale sconta per la scarsa efficienza della logistica in alcune aree e per la ridotta accessibilità delle stesse. Gli aspetti legati all'efficienza della spesa e alla tempistica di realizzazione devono quindi entrare tra i criteri di selezione in modo da coniugare il rispetto di queste priorità con le esigenze connesse alla programmazione delle risorse che alimentano la spesa in conto capitale. L'ottimizzazione del co-finanziamento privato e l'adeguamento delle tariffe permetteranno in questo contesto di anticipare o ampliare le priorità.

Muovendosi all'interno di questo quadro valutativo, il Governo intende affrontare il tema della realizzazione delle grandi opere con metodo concreto e pragmatico, tenuto conto delle risorse date ovvero ragionevolmente disponibili e del grado di avanzamento di tali opere.

Occorre in particolare dare attenzione, in primo luogo, alle opere per le quali i cantieri sono già stati aperti; poi, di quelle per le quali i contratti di appalto sono stati già stipulati e di quelle per le quali le procedure di gara per l'affidamento dei lavori non sono ancora pervenute ad aggiudicazione.

In apposito documento separato del Ministro delle infrastrutture viene presentato l'elenco e la descrizione sintetica delle opere, che segue appunto questo ordine logico e pratico. Nello stesso, nondimeno, sono rappresentate le ulteriori opere cui potrà porsi mano successivamente, in una visione necessariamente prospettica e di sviluppo del particolare settore realizzativo. Attenzione particolare viene riservata al sistema infrastrutturale di Roma capitale.

Un rilancio del settore infrastrutturale – con i riflessi positivi conseguenti, dal punto di vista economico – discenderà, inoltre, dalla revisione del sistema delle concessioni, cui il Governo intende porre mano. In tale contesto, si procederà ad una riforma, le cui misure dovranno risultare più strettamente correlate con la tempistica, intensità ed effettività della realizzazione degli investimenti cui i concessionari sono tenuti. Saranno altresì migliorati i meccanismi idonei a rendere più coerente e fedele il rapporto fra prospettiva e pratica dei piani di investimento di ciascun concessionario. Uno specifico intervento correttivo riguarda anche il ricorso alla via ordinaria per la valutazione dell'impatto ambientale del TAV in Val di Susa.

Interventi correttivi si rendono necessari anche in relazione al ruolo e alla funzione del concessionario autostradale ANAS s.p.a., in relazione al quale non risulta più coerente ed attuale il sistema odierno, di sostanziale cumulo dei compiti di attore del sistema realizzativo delle infrastrutture viarie e di quelli di vigilante sul sistema medesimo.

Ulteriori effetti positivi, soprattutto di impulso economico, discenderanno, inoltre, dalla prossima fase correttiva del sistema giuridico degli appalti pubblici, racchiuso nel relativo codice. La revisione – in attuazione della delega esistente ed attraverso appositi provvedimenti di legislazione delegata – riguarderà l'intero impianto del testo normativo in questione, cui si porrà mano, su impulso del Ministro delle infrastrutture, alla luce di tutti i contributi che saranno raccolti in argomento, sia dal settore delle categorie produttive, sia da quello degli enti interessati alla sua applicazione, nell'ambito poi del quadro riepilogativo derivante dal dibattito parlamentare.

Politica dell'energia

Il processo di liberalizzazione dei mercati dell'energia elettrica e del gas naturale è proseguito in questi anni in un contesto di un aumento della domanda di energia superiore a quello dell'offerta e di ritardo nell'adeguamento delle infrastrutture e delle politiche di contenimento della domanda.

L'apertura del mercato ha dato impulso ad un importante ciclo di investimenti nel settore elettrico. Nonostante l'ingresso di nuovi produttori, si riscontra un ancora insufficiente grado di concorrenza interna, correlato ad un elevato livello di concentrazione nell'offerta. Ciò nonostante, i prezzi dell'energia elettrica in Italia hanno conosciuto una crescita molto più contenuta rispetto al resto dei paesi della UE, sia per effetto della regolazione di settore sia per il ritardo con cui si trasleranno sui prezzi dell'energia i costi connessi all'attuazione del Protocollo di Kyoto.

Nel settore del gas naturale – dove l'operatore principale/dominante mantiene il controllo delle infrastrutture di importazione e stoccaggio – si sono registrati minori progressi nella diversificazione dell'offerta e nell'adeguamento delle infrastrutture.

Il potenziamento delle reti e la realizzazione di nuove infrastrutture di produzione e di importazione e stoccaggio si pongono quindi come elementi indispensabili non solo per favorire l'effettivo ingresso di nuovi operatori di mercato ma anche per garantire la sicurezza del sistema, adeguandolo ai nuovi fabbisogni.

Al fine di garantire la sicurezza delle forniture, l'Italia – come altri paesi europei – dovrà promuovere la diversificazione delle fonti primarie e la realizzazione di nuove infrastrutture di approvvigionamento di gas naturale, quali terminali di GNL, gasdotti, stoccaggi in sotterraneo. Al fine di agevolare l'accettazione delle infrastrutture presso le comunità locali, sarà necessario promuovere azioni di comunicazione sulle caratteristiche degli interventi e sul loro impatto nel territorio e dare ai territori interessati segnali economici diretti in particolare alla riduzione dei costi delle forniture.

Il Governo intende proseguire la liberalizzazione dei servizi energetici. A tal fine sarà perseguita la neutralità dell'accesso alle reti attuando le forme di separazione societaria, organizzativa e decisionale previste dalle direttive comunitarie e, ove necessario, anche con forme di separazione proprietaria e limiti alla partecipazione azionaria nelle società proprietarie delle reti nazionali di trasmissione di energia elettrica e di trasporto e stoccaggio di gas naturale.

Verrà inoltre definito un quadro regolatorio in grado di garantire condizioni di accesso non discriminatorio, oltre che alle reti di trasporto e alle infrastrutture di approvvigionamento, anche all'attività di misura dell'energia elettrica, in vista della completa apertura del mercato dal 1° luglio 2007. Nel settore del gas, inoltre, a tutela della sicurezza delle forniture per i clienti civili potranno essere introdotti meccanismi transitori volti ad ottimizzare in tal senso l'uso degli stoccaggi.

Per quanto riguarda lo smantellamento delle centrali elettronucleari dismesse, la chiusura del ciclo del combustibile e le attività connesse e conseguenti, l'Autorità per l'energia elettrica e il gas intraprenderà un riassetto della regolazione economica, adottando metodologie di regolamentazione in linea con quelle in uso per gli altri settori dell'energia e prevedendo un'equa remunerazione del capitale investito.

Nella distribuzione dell'energia, saranno promosse operazioni di aggregazione territoriale delle reti e delle *utilities* locali, a vantaggio della riduzione dei costi del servizio.

Con la completa apertura del mercato, l'assetto degli operatori pubblici operanti nel settore elettrico dell'energia verrà razionalizzato e semplificato.

Particolare attenzione sarà posta alle garanzie di sicurezza delle forniture per i consumatori finali e alla tutela del potere d'acquisto delle famiglie, definendo gli obblighi di servizio pubblico nei settori liberalizzati e completando la revisione della tariffa sociale, secondo criteri di effettivo bisogno economico e svantaggio sociale.

Per la riduzione della dipendenza estera, il Governo ritiene necessario intervenire con decisione sul *mix* energetico, valorizzando le risorse interne, promuovendo le fonti rinnovabili in maniera efficiente e secondo logiche di filiera industriale, puntando sulle tecnologie avanzate a basso costo e a basso impatto ambientale e sostenendo forme di produzione distribuita. Particolarmente rilevante sarà lo sviluppo delle "Agro-energie", che sarà ottenuto rafforzando la potenzialità della L. 81/2006.

La riduzione del tasso di crescita della domanda di energia e delle emissioni sarà perseguita innalzando l'efficienza energetica e ambientale del ciclo dell'energia, potenziando gli strumenti di mercato (titoli di efficienza energetica) e dando segnali economici di orientamento della domanda, anche con una revisione in tal senso della fiscalità energetica sui trasporti, a parità di gettito complessivo.

Il Governo, in un confronto con le Regioni, dovrà adottare e proporre al Parlamento nuovi principi generali e strumenti per promuovere la concorrenza nella distribuzione dei carburanti.

Ambiente

La tutela dell'ambiente è una componente essenziale di una strategia volta a rafforzare la competitività del nostro paese. La sostenibilità ambientale dello sviluppo garantisce che i benefici della crescita economica possano essere fruiti anche dalle generazioni future. La tutela dell'ambiente, come stabilito dall'Unione europea, deve essere integrata nelle politiche di settore.

Per monitorare con continuità i progressi in questo campo, verranno introdotti, a fianco dei tradizionali indicatori macroeconomici, ulteriori indicatori ambientali. Si valuterà inoltre la possibilità di adottare anche un sistema di contabilità ambientale, nell'ambito del bilancio dello Stato e degli Enti territoriali.

L'azione del Governo si articolerà lungo cinque direttrici.

- Affermare la Valutazione ambientale Strategica. La VAS, Direttive 2001/42 CEE, si applica a piani e programmi (elaborati e/o adottati a livello nazionale, regionale o locale) che possono avere effetti significativi sull'ambiente, compresi quelli cofinanziati dall'U.E.. Specificatamente la direttiva indica i settori agricolo, forestale, pesca, industriale, trasporti, rifiuti, acque, telecomunicazioni, turismo, pianificazione territoriale e destinazione dei suoli. Va ricordato che la VAS non si limita alla valutazione degli aspetti ambientali (comprendendo in questi biodiversità, quindi flora fauna, suolo, acqua, aria e fattori climatici), ma anche la salute umana, la popolazione, il patrimonio culturale, architettonico, archeologico, il paesaggio, nonché l'interrelazione tra questi fattori. Si supera in tal modo la logica del singolo progetto o intervento.

- Gestione delle acque. Il problema della difesa del suolo va affrontato anche sul piano del coordinamento istituzionale e su quello della condivisione delle strategie individuate. Data l'esiguità dei fondi disponibili è indispensabile coinvolgere in termini di partecipazione finanziaria su progetti comuni e condivisi Regioni, Enti locali e privati. In relazione alla gestione dell'acqua, va riaffermata la corretta e piena applicazione della Direttiva 2000/60 che chiede una visione integrale dei bacini idrografici e della risorsa idrica e lega le problematiche di difesa del suolo con obiettivi di tutela della qualità delle acque. Le azioni e gli interventi in difesa del suolo e per una corretta gestione delle acque dovranno essere funzionali a combattere il processo di desertificazione in atto nelle regioni Puglia, Basilicata, Calabria, Sicilia e Campania; gli interventi dovranno essere coerenti a quanto previsto nella Convenzione Internazionale sulla Desertificazione, sottoscritta dal nostro Paese, e pertanto inseriti anche in una strategia internazionale che rafforzi il ruolo dell'Italia in questo ambito.

- Tutela della natura. L'Italia ha sottoscritto la Convenzione Internazionale sulla Biodiversità e, anche nel quadro comunitario, ha condiviso il 2010 come termine temporale entro cui arrestare la perdita di specie animali e vegetali. Le azioni di conservazione devono andare oltre le aree protette e devono avere una visione d'insieme del territorio.

- Bonifiche e rifiuti. In tema di bonifiche occorre garantire l'effettivo ripristino ambientale dei luoghi. I siti di interesse nazionale che devono essere sottoposti a bonifica sono oggi ben 54. Infine, in tema di gestione dei rifiuti occorre rafforzare gli interventi tesi ad incrementare la raccolta differenziata e a contenere la produzione e la pericolosità dei rifiuti stessi. L'impegno del Governo è quello di superare l'attuale fase di commissariamento nazionale che grava su ben cinque regioni con l'obiettivo di ricondurre la gestione del ciclo dei rifiuti nell'ambito ordinario della normalità. Il Governo è impegnato a contrastare con decisione le ecomafie che rappresentano non solo una grave ipoteca criminale sull'ambiente ma anche un aggravio dei costi economici e finanziari nell'intero settore.

- Mare. La posizione geografica dell'Italia richiede una forte azione di tutela e gestione del mare. La piena applicazione della Convenzione internazionale di Barcellona, lo sviluppo di accordi tesi a diminuire gli impatti ambientali (dal traffico di sostanze pericolose ad alcune modalità di pesca), una maggiore attenzione alla salvaguardia e alla gestione integrata della fascia costiera (cercando di contrastare le gravi forme di erosione a cui il nostro Paese è oggi esposto), la diminuzione dell'apporto inquinante a mare di origine terrestre, una più efficace gestione delle aree marittime protette, sono aspetti integranti di una di una politica volta sia alla tutela ambientale sia alla preservazione di una risorsa cruciale per la nostra economia.



[2] I settori regolamentati sono principalmente quelli dell'energia e industriali; ad es., non sono incluse le emissioni civili (es. riscaldamento domestico), né quelle relative ai trasporti (es. scarico automobili).
[3] In Italia l'Autorità Nazionale Competente è costituita da MATT e MSE agenti di concerto.



Sistema agroalimentare

Il rafforzamento del sistema agroalimentare ha importanza strategica per lo sviluppo equilibrato di un paese come l'Italia. La politica economica del governo si propone un duplice obiettivo; favorire lo sviluppo delle imprese che per professionalità e dimensione hanno significative potenzialità competitive; fornire la necessaria tutela sociale alle fasce più deboli del settore agricolo. Il rilancio della competitività richiede misure e interventi tesi a favorire le esportazioni (ad esempio, attraverso la tutela dei marchi) e un più efficace supporto delle istituzioni di promozione e sostegno delle esportazioni sui mercati esteri, ad accrescere la dimensione delle imprese del settore favorendo i processi di concentrazione cooperativa e societaria e l'accorpamento fondiario, a promuovere la nascita di nuove imprese e facilitare il ricambio generazionale (con una politica delle quote produttive che agevoli l'ingresso di nuovi imprenditori). Rilevante per il rafforzamento competitivo del settore agroalimentare é la stabilità del sistema fiscale. Indispensabile è anche la stabilità della rete di protezione contro le calamità naturali e le crisi di mercato.

Turismo e beni culturali

Il nostro Paese ha a lungo riservato un'attenzione inadeguata ai beni culturali e un impegno residuale alle politiche del turismo.

Il Governo considera oggi l'investimento nella cultura tra i compiti prioritari poiché riguarda un fattore principale dell'identità nazionale, un veicolo per affermare l'idea civile del nostro paese nel mondo, un elemento significativo per la crescita economica, la qualità dell'occupazione e lo sviluppo di nuova imprenditoria.

Lo Stato, consapevole della necessità di ripristinare gradualmente le risorse finanziarie occorrenti, deve porre le basi affinché si rafforzi il contributo dei privati, anche dei singoli cittadini, alla tutela e valorizzazione del patrimonio, con forme rinnovate di incentivazione. La cultura contribuisce in modo decisivo anche alla riconoscibilità internazionale delle produzioni dell'Italia. In tal senso va intesa la delega al turismo affidata al Vice Presidente del Consiglio e Ministro per i Beni e le attività Culturali: è necessario, infatti, da un lato, assicurare e garantire nel tempo un indirizzo strategico all'attività dell'esecutivo rispetto ad un settore economico esposto fortemente alla competizione internazionale ma anche caratterizzato da una forte valenza intersettoriale; occorre anche perseguire un più efficace raccordo con le Regioni anche per evitare inefficienze, sprechi, sovrapposizioni; la competenza statale in materia di turismo deve essere rispettosa delle prerogative regionali ed in linea con la giurisprudenza della Corte Costituzionale, che ha chiarito gli ambiti di competenza, inclusa l'ineludibile responsabilità dello Stato.

La promozione del "Marchio Italia" deve rappresentare occasione, anche per le Regioni, per accrescere gli interessi del territorio. Il turismo in Italia deve costituire una componente significativa del ritorno alla crescita economica e della sua stabilità; ha però bisogno di essere sostenuto, dal punto di vista culturale ed economico, da una maggiore e più diffusa consapevolezza della sua importanza, quale fattore produttivo, di competitività e di attrattività del sistema Paese.

L'enorme dotazione di patrimonio culturale, artistico, naturale, e le capacità dell'eno-gastronomia, hanno radicato per molto tempo l'idea che l'afflusso turistico verso il nostro paese fosse una variabile indipendente e destinata a crescere o almeno a restare stabile nel tempo. Ora si sta prendendo consapevolezza di questo errore di valutazione: i flussi entranti nel nostro paese non sono destinati a crescere "naturalmente", e sono sempre più variabili nella quantità e nella qualità, in ragione della capacità del sistema turistico nazionale di promuoverne l'arrivo e selezionarne le caratteristiche.

Occorre che, analogamente a quanto hanno fatto i nostri principali competitori, il sistema Italia si attrezzi in termini di:

- strategie di prodotto, per verificare i percorsi più appropriati per l'industria turistica italiana;
- politiche coordinate, intervenendo compiutamente nei molti settori connessi allo sviluppo del turismo;
- sostegno alle scelte da parte degli imprenditori e degli operatori privati.

La competitività del sistema presuppone una serie di attività (dall'analisi dei mercati all'innovazione e qualità nell'offerta, dalla formazione continua degli addetti al raggiungimento di migliori standard di servizio, a politiche di promozione mirata) opportunamente sostenute da una adeguata dotazione finanziaria a beneficio dei più significativi strumenti vigenti (L. 488/92; L. 135/2001; L. 80/2005).

Sul lato della domanda turistica è prioritaria la "riconquista" del mercato nazionale, fondamentale per le ricadute economiche e occupazionali delle scelte operate dai consumatori attraverso la crescita di viaggi e soggiorni nel nostro territorio.

Sul lato dell'offerta verranno studiati interventi per favorire l'aumento della dimensione media degli operatori, anche incentivando la cooperazione e/o l'aggregazione.

Verrà promossa la qualificazione dell'offerta sotto il profilo culturale, con una particolare attenzione ai piccoli Comuni e agli itinerari storico-culturali-religiosi. E' essenziale che a fronte di un rinnovato impegno da parte dello Stato gli operatori perseguano un più competitivo rapporto tra qualità e prezzo e innovino le loro proposte.

Per quanto riguarda l'intervento dello Stato nella cultura, resta aperta la necessità che la spesa ordinaria per la tutela del patrimonio storico-artistico si collochi su livelli adeguati e che si completi il rifinanziamento del FUS a livelli congrui con la capacità di produzione di spettacolo che ci si attende dal nostro paese. Le attuali difficoltà del bilancio pubblico comportano allo stesso tempo un forte impegno per dare più efficienza alle spese di gestione e di investimento e per una rigorosa riforma dei criteri di finanziamento del cinema e dello spettacolo dal vivo. E' stata istituita una commissione tecnica tra MIBAC e MEF per studiare e proporre strumenti volti al reperimento di nuove risorse per il settore.

Qualità, efficacia e modernizzazione delle Pubbliche amministrazioni

La modernizzazione delle pubbliche amministrazioni, la semplificazione dei processi e dell'organizzazione, nonché il miglioramento della qualità della regolazione sono fattori chiave per la competitività e lo sviluppo del paese.

Ridurre drasticamente gli oneri burocratici per le imprese e i cittadini è una priorità dell'azione del governo da realizzare con la cooperazione fra Stato, Regioni e autonomie e la concertazione delle parti sociali. Verrà definito un programma pluriennale per la semplificazione e la riduzione degli oneri burocratici per le imprese e cittadini, con l'obiettivo di portare i tempi e i costi degli adempimenti burocratici delle imprese ai migliori livelli europei e OCSE, in coerenza con quanto previsto dalla revisione della strategia di Lisbona e in particolare dalle linee di azione già indicate nel Piano Nazionale di Riforma e quelle condivise nell'ambito dell'Iniziativa 2010.

Il governo intende procedere su specifiche priorità e settori di intervento, quali ad esempio il fisco, l'edilizia, l'urbanistica, l'ambiente, l'energia, l'igiene, la sicurezza e la privacy, attraverso l'uso integrato del complesso degli strumenti e delle azioni come la semplificazione amministrativa, la semplificazione normativa e riordino (codici e "taglia leggi"), l'analisi di impatto della regolazione, l'innovazione organizzativa, la reingegnerizzazione dei processi, l'adozione di metodologie di valutazione dei costi, dei tempi e dell'efficacia delle attività amministrative, e il monitoraggio *ex ante*, *in itinere* ed *ex post*. La sperimentazione di nuovi metodi amministrativi e di governo dei fondi pubblici realizzata all'interno dell'utilizzo dei fondi strutturali e per le aree sottoutilizzate, sia nel Mezzogiorno sia nel Centro Nord, offre chiare indicazioni da estendere all'intera azione della pubblica amministrazione.

L'innovazione tecnologica rappresenta una componente essenziale del processo di riforma della pubblica amministrazione e in senso lato nel raggiungimento di una maggiore efficienza dei servizi alle imprese e al cittadino. La realizzazione di una infrastruttura di connettività sicura, affidabile, multicanale e accessibile dai diversi livelli della Pubblica Amministrazione rappresenta uno snodo su cui costruire i servizi *e-government*. Attraverso tale infrastruttura si realizzerà un sistema aperto ai diversi livelli della Pubblica Amministrazione in modo da consentire la condivisione, nel rispetto delle specifiche autonomie e responsabilità, dell'enorme patrimonio di dati e competenze presenti nella P.A. stessa.

Le azioni da intraprendere riguardano pertanto l'identificazione sicura del personale della P.A. e cittadini in rete, lo sviluppo della larga banda, la realizzazione delle infrastrutture per la cooperazione applicativa, la gestione dei registri pubblici e dei flussi documentali con validità giuridica, la diffusione e la semplificazione delle modalità di utilizzazione della firma digitale e della posta certificata, il potenziamento dei *back office* e l'accessibilità dei siti web.

Cuneo fiscale, occupazione e produttività

Il rilancio della crescita richiede anche un aumento del tasso di occupazione, che resta in Italia piú basso che nella media europea, nonostante i progressi compiuti negli ultimi nove anni. L'Italia ha il piú basso tasso di occupazione giovanile in Europa. Diventa pertanto prioritario l'impegno del Governo di mettere in opera azioni di contrasto alle condizioni di marginalità e debolezza del mercato del lavoro dei giovani e, in particolare, delle giovani donne.

Pesa sulla domanda di lavoro un cuneo fiscale e contributivo, definito come la differenza tra il costo del lavoro sostenuto dal datore di lavoro e la retribuzione netta ricevuta dal lavoratore, che in Italia risulta più alto che nella media dei paesi sviluppati, anche se in linea con Francia e Germania. Una riduzione del carico fiscale e contributivo può, quindi, riavvicinare la situazione italiana a quella media prevalente nei paesi concorrenti. Della riduzione del cuneo dovranno beneficiare sia la quota a carico del datore di lavoro sia quella a carico del lavoratore, con il fine di migliorare la capacità di competere delle imprese italiane – attraverso una riduzione del costo del lavoro per unità di prodotto – e al contempo di assicurare ai lavoratori un recupero in termini di reddito disponibile. L'intervento sul cuneo non intaccherà le aliquote contributive destinate all'assicurazione generale per l'invalidità, la vecchiaia e i superstiti, ovvero ad alimentare le pensioni. Per favorire l'inserimento stabile dei giovani nel mondo del lavoro, nella definizione del provvedimento dovrà essere scelto un criterio di selettività che premi le imprese che stabilizzino i rapporti di lavoro.

E' indispensabile che l'intervento sul cuneo fiscale si accompagni alle misure di rilancio del tasso di crescita della produttività descritte in precedenza. In assenza di tali interventi, la riduzione del cuneo rischierebbe di essere vanificata da una dinamica della produttività che si situasse ulteriormente al di sotto di quella degli paesi industrializzati e, in particolare, di quelli dell'area dell'euro, ai quali ci lega la dinamica di prezzi e tassi di cambio.

La riduzione del cuneo fiscale fornisce una prima spinta alla competitività dell'economia italiana a cui si aggiungerà l'impulso delle riforme sul mercato dei beni e servizi volte a innalzare in maniera permanente il tasso di crescita della produttività. Solo in questo modo, è possibile, come già rilevato, conciliare il duplice obiettivo di un aumento sostenibile dei salari reali e di una riduzione del costo del lavoro per unità di prodotto, con effetti positivi sulla competitività dell'economia.

La riduzione del cuneo sarà destinata al lavoro subordinato a tempo indeterminato, al fine di favorire l'occupazione in forme di lavoro standard, obiettivo prioritario del programma dell'Unione e centrale nelle indicazioni della UE.

All'intervento sul cuneo fiscale e contributivo dei lavoratori dipendenti a tempo indeterminato saranno affiancate misure finalizzate ad innalzare la contribuzione a fini pensionistici degli iscritti alla gestione INPS di cui all'art. 2, co. 26 e ss. della legge n. 335/1995 (c.d. Fondo parasubordinati), limitatamente ai lavoratori impegnati in collaborazioni a progetto e coordinate e continuative, in associazione a partecipazione e di quelle tipologie di lavoratori che non siano iscritti ad altre forme di assicurazione obbligatoria o che non siano liberi professionisti. Le misure consentiranno, ad un tempo, di assicurare a questi lavoratori un trattamento pensionistico adeguato e di ridurre il differenziale contributivo rispetto al lavoro subordinato. Tale differenziale costituisce fattore non secondario del ricorso alle forme di lavoro in esame. Naturalmente, questi provvedimenti si integreranno con interventi di natura normativa sul decreto legislativo n. 276/2003, prefigurati nel programma di Governo.

Più in generale, in materia di lavoro e occupazione, l'azione sarà prioritariamente centrata su tre linee direttrici, in attuazione di quanto previsto nel programma di Governo:

- la promozione delle forme di lavoro a tempo indeterminato, c.d. lavoro standard;
- la riduzione dell'area di precarietà;
- l'intensificazione del contrasto al lavoro nero e irregolare;
- il miglioramento della tutela della salute e sicurezza sui luoghi di lavoro.

Per quanto riguarda la prima linea d'azione, si tratta di accompagnare le misure relative alla riduzione del cuneo fiscale e contributivo in favore dell'occupazione standard con la rivisitazione della legge n. 30 del 2003 e del decreto legislativo n. 276/2003, intervenendo sugli aspetti più critici, a partire da quegli istituti, quali, ad esempio, il lavoro a chiamata e lo *staff leasing*, che possono più facilmente dar luogo a forme precarie di occupazione. E' necessario inoltre individuare strumenti utili a promuovere l'occupazione femminile e l'impiego degli ultra cinquantenni, anche in attuazione della Strategia di Lisbona. In questa direzione dovranno, altresì, essere rilanciate le politiche formative.

Quanto al contrasto al lavoro nero e irregolare, occorre combattere con decisione una piaga che ha assunto dimensioni intollerabili e che danneggia: il lavoratore; le imprese virtuose, operando come fattore distorsivo della concorrenza; il sistema fiscale e contributivo in termini di evasione. L'emersione del lavoro sommerso, soprattutto femminile, nel campo del lavoro di cura andrà favorita con strumenti adeguati.

L'intervento dovrà articolarsi attraverso l'azione sinergica dei vari organismi competenti intesa a valorizzare gli strumenti per l'emersione e attraverso una più incisiva azione di repressione da parte degli organi a ciò deputati, ai quali occorre garantire condizioni concrete di piena operatività, con l'adozione di alcuni interventi regolatori finalizzati, per esempio, alla valorizzazione del documento unico di regolarità contributiva e della dichiarazione preventiva dell'instaurazione del rapporto di lavoro nei settori più esposti.

A questa area di intervento si riconnette strettamente la terza linea di azione volta a migliorare le condizioni di salute e sicurezza dei lavoratori sui luoghi di lavoro, associandosi spesso il mancato rispetto della relativa disciplina a fenomeni di lavoro irregolare e nero. In questo settore si procederà alla ridefinizione dell'impianto normativo attraverso l'adozione di un Testo unico, che consenta una razionalizzazione, un migliore coordinamento e una più agevole applicabilità delle relative norme.

Saranno effettuati altresì interventi regolatori mirati al contrasto al lavoro nero, ad eliminare o ridurre la possibilità di elusioni, quali l'obbligo dell'adozione di tessere di identificazione dei lavoratori per settori a particolare rischio, come quello edile, la rivisitazione della normativa sugli appalti in funzione di maggiore trasparenza e garanzia del rispetto delle regole in materia di lavoro, evitando i fenomeni negativi derivanti dalle dinamiche di ribasso e dalla filiera dei sub-appalti.

IV.2 Risanamento dei conti pubblici

Nel 2006 il saldo di bilancio al netto della spesa di interessi sarà pari allo 0,5 per cento e il debito si collocherà al 107,7 per cento del PIL, in crescita per il secondo anno consecutivo. Il confronto con il 1992 è emblematico. In tale anno il saldo primario fu pari al 1,8 per cento del PIL, il rapporto debito PIL si attestò al 105,2 per cento.

Tra il 1992 e il 2000, l'aumento dell'avanzo primario, la riduzione della spesa per interessi e il programma di privatizzazioni consentirono un pronunciato miglioramento degli equilibri della finanza pubblica.

Oggi, nel 2006, il risanamento della finanza pubblica può contare su un ventaglio di opzioni più ristretto. Inevitabilmente più contenuto è il contributo potenziale dei programmi di privatizzazione al processo di riduzione del debito. Soprattutto, a differenza degli anni novanta, la spesa per interessi è destinata piuttosto a crescere che a diminuire perché prevale una prospettiva di aumento dei tassi di interesse su scala internazionale.

Risanamento dei conti pubblici significa determinare un aumento del saldo primario, che nel giro di pochi anni va riportato ai migliori livelli degli anni '90. Solo così potrà costantemente ridursi il peso del debito pubblico. Ragioni di equità e di efficienza richiedono che al ricostituirsi di un consistente avanzo primario contribuiscano in primo luogo due indirizzi: un regime di tassazione più equo e ripulito dai mali dell'evasione e della elusione, una decisa riduzione delle inefficienze dell'apparato delle amministrazioni pubbliche, centrali e locali con conseguenti economie di spesa pubblica. Il perseguimento dei due indirizzi può e deve fornire un contributo di rilievo al riequilibrio dei conti pubblici. In questo senso già si è orientata la manovra correttiva.

Ma sarebbe illusorio pensare che da soli essi possano correggere gli andamenti di fondo della finanza pubblica. La dimensione dello squilibrio rende indispensabile intervenire anche su tendenze strutturali della spesa pubblica che sono sempre meno favorevoli. Tra il 1990 e il 1996, la spesa pubblica primaria in termini reali aumentò a un tasso medio annuo dello 0,3 per cento, il PIL dell'1,1 per cento (cfr. Fig. IV.4) e diminuì quindi l'incidenza sul reddito della spesa primaria. Tra il 1997 e il 2000, la dinamica della spesa primaria raggiunse il 2,1 per cento (in linea con la crescita del PIL) sicché si stabilizzò il rapporto fra spesa e PIL. Tra il 2000 e il 2005, la spesa primaria ha continuato ad aumentare allo stesso tasso che nel quadriennio precedente, mentre la crescita del PIL si é collocata allo 0,6 per cento; crebbe così il rapporto fra spesa primaria e PIL.

Figura IV.4 – Tassi di crescita di spesa e reddito


spesa primaria
PIL
2.5
2
1.5
1
0.5
0
1990-96
1997-00
2000-05
spesa primaria
PIL

Agli interventi, essenziali, per il rilancio della crescita e della produttività, vanno dunque associate misure strutturali dirette a piegare la dinamica della spesa pubblica. Per far ciò è indispensabile non solo operare sul fronte delle entrate, ma anche intervenire sui grandi comparti da cui scaturisce la parte predominante delle spesa pubblica: l'apparato delle amministrazioni pubbliche e conseguentemente il pubblico impiego; il sistema pensionistico, pubblico e complementare; il servizio sanitario nazionale; la finanza degli enti decentrati.

Pensare che il riequilibrio dei conti pubblici possa essere compiuto senza intervenire sui comparti essenziali che ne costituiscono l'impianto fondamentale sarebbe del tutto illusorio. Ma sarebbe anche un grave errore pensare – o far credere – che intervenire sull'impianto delle funzioni essenziali del sistema pubblico significhi impoverirne la funzione di solidarietà, di promozione della crescita, di fornitura ai cittadini di beni pubblici essenziali quali la giustizia, la sicurezza e l'istruzione. È vero il contrario: solo nel contesto di una finanza pubblica risanata lo Stato e i poteri pubblici locali possono assicurare appieno la loro funzione economica e sociale. Ciò è tanto più vero in quanto quei quattro settori presentano squilibri intrinseci, inefficienze, duplicazioni, arretratezze che di per sé richiedono interventi correttivi e offrono ampi spazi per compierli. Se anche non dovessimo ridurre il *deficit* e alleggerire il peso del debito, dovremmo ugualmente por mano a un intervento su quei comparti per ridurre la pressione fiscale e per liberare risorse da destinare allo sviluppo di infrastrutture e servizi pubblici, alla creazione di nuove opportunità per i giovani, alla promozione della crescita e dell'equità.

Il seguito di questo paragrafo costituisce una argomentazione più analitica, comparto per comparto, della necessità, della possibilità e della direzione dell'intervento correttivo. Non costituisce un piano dettagliato, di cui ancora non si dispone. Per ognuno dei quattro comparti sono infatti in corso studi e consultazioni, nell'ambito del Governo e in collaborazione con rappresentanti degli enti territoriali e delle parti sociali, volte a individuare le forme di intervento più appropriate. Il lavoro di preparazione proseguirà dopo la presentazione del Documento di Programmazione Economico-Finanziaria e si concluderà in settembre con la presentazione della Relazione Previsionale e Programmatica e della Legge finanziaria.

Politiche di bilancio responsabili e informate richiedono una più appropriata struttura del bilancio, più efficaci controlli sui conti e completa trasparenza. Il governo si farà portatore di un progetto riformatore, volto a rivisitare la struttura del bilancio, rafforzare il monitoraggio sui conti in corso d'anno, garantire l'indipendenza dell'Istituto di Statistica.







Funzioni dello Stato e loro organizzazione

La spesa pubblica destinata all'esercizio delle funzioni fondamentali dello Stato costituisce parte preponderante della spesa pubblica totale. Ma concepire un suo contenimento in termini di tetti o di riduzioni di costo del personale significa non cogliere il vero spazio che si offre alla politica di risanamento dei conti pubblici. Solo partendo dalle funzioni della Stato e concependone una architettura moderna, pienamente padrona delle nuove tecnologie, svincolata da schemi organizzativi oggi non più necessari è possibile alleggerire, con un unico processo, la struttura, il costo, il peso per il cittadino, delle pubbliche amministrazioni. Il contenimento della spesa deve divenire la risultante di una riforma del modo di esercizio delle funzioni – grandi e piccole – dell'apparato dello Stato.

Un progetto di riorganizzazione delle funzioni e degli apparati amministrativi pubblici può costituire il mezzo per migliorare l'esercizio delle funzioni, avvicinare lo Stato ai cittadini e alle imprese e per realizzare importanti economie di risorse. Un progetto in tal senso deve essere concepito assumendo come elemento centrale l'attuazione dell'articolo 118 della Costituzione. Tale assunzione significa riprendere il filo del trasferimento ordinato di funzioni amministrative ai Comuni, nonché alle

Provincie, alle Città metropolitane e alle regioni, sulla base dei principi di sussidiarietà, differenziazione ed adeguatezza.

Una pubblica amministrazione efficace, snella ed efficiente nella sua struttura organizzativa é amica del cittadino e dell'impresa e si pone come fattore chiave dello sviluppo e della competitività del Paese. Nel mondo delle nuove tecnologie e della concorrenza internazionale le amministrazioni pubbliche vanno trasformate perché possano svolgere al meglio i propri compiti e ritrovare l'orgoglio della propria funzione; ne risulteranno anche un minor costo dei servizi resi e un contenimento della pubblica spesa. La valorizzazione delle risorse umane attraverso interventi tesi alla formazione e, nell'ambito dei rinnovi contrattuali, a nuove e più efficaci forme di riconoscimento del merito) e la riorganizzazione dei processi produttivi (ampliando la mobilità e sfruttando gli investimenti sinora compiuti nella direzione della modernizzazione tecnologica) sono gli elementi portanti di una strategia volta a rendere più moderno e più efficace il settore pubblico.

I problemi della giustizia in Italia, ad esempio, sono in larga misura legati alla soluzione di nessi organizzativi e gestionali. L'utilizzo efficiente delle risorse é la chiave di volta di un processo che va svolto sia attraverso la revisione degli assetti organizzativi degli apparati centrali e periferici del Ministero ed il coordinamento delle sedi giudiziarie sia attraverso intese e accordi con gli enti territoriali e con le Regioni, che valorizzino la sinergia tra risorse statali e risorse espresse dal territorio.

Una riorganizzazione del modo di svolgere le funzioni dello Stato può essere facilitata dal fatto che nei prossimi anni, cresceranno in maniera significativa i flussi di cessazione del personale per andata in pensione. E' essenziale che tale fenomeno venga gestito accortamente per consentire contestualmente una profonda riorganizzazione dei processi, un contenimento della spesa complessiva, un ingresso di nuove professionalità nella pubblica amministrazione, una ripresa dei concorsi pubblici. Si attingerà sia all'esterno del settore pubblico sia a giovani da tempo operanti nelle amministrazioni ma ancora privi di un posto di ruolo. In questo contesto sarà possibile e necessario contenere il ricorso alle consulenze e alle collaborazioni, valutandone con adeguati meccanismi l'efficacia e il costo.

E' dunque in un contesto di condivisione delle scelte e delle modalità di intervento, che verrà affrontato il problema dell'assetto complessivo della pubblica amministrazione. Nell'ambito di ciascuna istituzione, si dovranno individuare quelle microfunzioni non essenziali che troppo spesso si traducono soltanto in un incremento dei costi. Tale disegno renderà possibile l'accorpamento, la razionalizzazione e la conseguente eliminazione di quegli organismi, enti e strutture che costituiscono, di fatto, una duplicazione di attività già esistenti o lo svolgimento di attività non più necessarie. Tutti i processi di trasferimento di funzioni fra istituzioni pubbliche, o verso il settore privato, o fra centro e periferia dovranno avvenire in un contesto di piena e certa sostenibilità economica. Con una prima immediata iniziativa il personale verrà prevalentemente riallocato alle funzioni essenziali, mentre verrà mantenuta una quota minima di addetti nei servizi di *back office*.

Sotto il profilo retributivo, per favorire il pieno instaurarsi della fase di sviluppo, in un contesto idoneo a consentire un ordinato svolgimento dei rinnovi contrattuali, appare comunque necessario rafforzare lo sforzo della moderazione salariale, nell'ambito della quale si dovranno individuare meccanismi premianti collegati a strumenti di valutazione e controllo di gestione ormai affinati da anni di sperimentazione. Il ricorso a questi strumenti potrà anche consentire la costruzione di percorsi di carriera che diano al personale della pubblica amministrazione un quadro di certezze e di adeguati incentivi.

Sistema pensionistico

Per effetto delle importanti riforme introdotte nelle precedenti legislature, la spesa pensionistica ha registrato una dinamica relativamente più contenuta rispetto a quello di altre voci di spesa. Il tasso di crescita medio annuo è diminuito dal 2,1 per cento tra il 1997 e il 2000 all'1,4 per cento nell'ultimo quinquennio. E' ancora aumentata l'incidenza anche di tale voce sul PIL. Inoltre, gli andamenti demografici fanno prevedere, a parità di legislazione, un ulteriore anche se relativamente contenuto incremento del rapporto fra la spesa pensionistica e il prodotto interno lordo.

Gli andamenti della spesa pensionistica stimati sulla base del quadro macroeconomico tendenziale prevedono nel periodo 2006-2011 un rallentamento della dinamica a partire dal 2009 dovuto al progressivo operare della riforma del 2004[2] (tav.

[2] Gli effetti in termini di minori erogazioni di buonuscita dei dipendenti pubblici si registrano anche nella dinamica delle altre prestazioni sociali in denaro.

IV.2). Nonostante ciò, la spesa in rapporto al PIL continuerà a crescere nel medio lungo periodo per effetto dell'invecchiamento demografico, fino a raggiungere il suo punto di massimo nell'intervallo 2035-2040 con un incremento rispetto al livello del 2005 di circa 1,2 punti percentuali. È vero che tale incremento è basso nel confronto europeo[3]; ma il livello del rapporto è tra i più alti in Europa, collocandosi nel 2004 al 14,2 per cento contro il 10,6 della media europea.

L'unico modo di raggiungere la condizione di equilibrio senza ridurre le prestazioni, è l'allargamento della popolazione attiva, anche attraverso l'emersione contributiva e l'aumento dei tassi di occupazione in particolare tra le donne e le fasce più anziane, che tenga conto del fatto che il miglioramento della salute umana e l'allungamento della vita media permettono di restare attivi ben oltre l'età attuale dell'andata in pensione.

Il superamento della discontinuità (il cosiddetto 'scalone') della riforma pensionistica del 2004 comporterà in ogni caso la necessità di reperire i mezzi necessari alla copertura.

Tavola IV.2 – Spesa per pensioni, Amministrazioni pubbliche (valori assoluti in mln di euro)

	Consuntivo	Previsioni					
	2005	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**
Pensioni (*)	198.872	207.440	215.910	224.960	231.250	238.350	246.250
(tasso di variazione in %)		4,3%	4,1%	4,2%	2,8%	3,1%	3,3%
(rapporto al PIL)	14,0%	14,1%	14,3%	14,4%	14,3%	14,3%	14,3%

(*) La spesa per pensioni è inglobata nel complessivo aggregato della spesa per prestazioni sociali in danaro.

Il principio di equità attuariale, introdotto nel sistema pensionistico dalla riforma Dini sarà difeso e rafforzato. La riduzione del cuneo fiscale sarà finanziata in modo tale da non attingere ai contributi previdenziali. La revisione dei coefficienti di trasformazione, che non comporta una diminuzione del montante contributivo

[3] Per l'Italia l'incremento 2004-2030 è di 0,8 punti percentuali contro 1,4 della UE15 e 1,3 della UE25; l'incremento 2004-2050 per l'Italia è di 0,4 punti percentuali contro i 2,2 della UE15 e i 2,1 della UE25. Rispetto al recente rapporto EPC-WGA i livelli del rapporto spesa/PIL indicate nel presente documento scontano la revisione del PIL effettuata dall'ISTAT con la Notifica di Contabilità Nazionale del 1° marzo 2006.

individuale, contribuirà a preservare la stabilità finanziaria del sistema e quella della finanza pubblica nel suo complesso (cfr. Riquadro).

Le linee di un intervento volto a raggiungere il pieno equilibrio del sistema pensionistico saranno studiate, discusse e definite in vista della prossima legge finanziaria. La concertazione con le categorie sociali aiuterà il governo a individuare gli interventi piú appropriati per conseguire gli obiettivi imposti dallo stato dei conti pubblici.




18,0%
17,0%
16,0%
15,0%
14,0%
13,0%
12,0%
11,0%
2000
2005
2010
2015
2020
2025
2030
2035
2040
2045
2050
Normativa vigente - scenario tendenziale per il periodo 2006-2011



Sistema sanitario nazionale

Tra il 2000 e il 2005 la spesa sanitaria delle Amministrazioni Pubbliche è cresciuta in termini reali a un tasso medio annuo di circa il 4 per cento. L'incidenza sul PIL è aumentata dal 5,7 per cento al 6,7 per cento. Hanno concorso a tali andamenti la spesa per dipendenti, gli acquisti di beni e servizi e la spesa per prestazioni acquistate direttamente sul mercato.

La dinamica della spesa sanitaria è determinata da due fattori di fondo: l'invecchiamento della popolazione e il progresso della medicina, che genera migliori cure ma anche un continuo aumento dei costi. Il sistema sanitario italiano si colloca in una posizione di assoluto rispetto nelle graduatorie internazionali circa la tutela della salute della popolazione e la qualità complessiva delle prestazioni. Ciò nonostante esso presenta seri elementi di criticità: l'inappropriatezza di alcune prestazioni, come l'utilizzo improprio dei ricoveri ospedalieri e dei pronto soccorso dovuto all'organizzazione ancora prevalentemente burocratica della medicina di base e alla carenza di servizi di assistenza domiciliare integrata; le lunghe liste di attesa; l'esorbitante livello di spesa farmaceutica per abitante di alcune Regioni; l'insufficiente qualità dei servizi sanitari in alcune Regioni, che ne spinge i cittadini a rivolgersi alle strutture di altre Regioni per usufruire di cure adeguate. Proprio la distribuzione dei disavanzi fra le diverse Regioni mostra che vi sono margini di miglioramento nell'efficienza e nell'appropriatezza dell'erogazione delle prestazioni sanitarie.

È dunque possibile mantenere e all'occorrenza rafforzare i livelli di assistenza sanitaria e allo stesso tempo ricondurre la dinamica di tale voce di spesa nell'ambito dei vincoli della finanza pubblica. Anzi, proprio la massimizzazione dell'efficienza nell'utilizzo delle risorse è condizione essenziale affinché la sanità possa svolgere pienamente il suo ruolo sociale ed economico – la spesa sanitaria è una forma essenziale di investimento nel capitale umano.

In giugno il Governo ha avviato, insieme con le Regioni, l'elaborazione di un Nuovo Patto per il sistema sanitario. Nelle sue linee generali esso si configura nei termini seguenti:

- Certezza delle risorse: il Governo si impegna a definire le risorse destinate al Servizio sanitario su un arco pluriennale – inizialmente per il triennio 2007-2009 – in modo da rendere possibile alle Regioni una programmazione di medio periodo delle azioni necessarie a correggere le inappropriatezze e a riassorbire le inefficienze che minano il controllo della spesa e l'efficacia dei servizi ai cittadini;
- Autonomia e inderogabile responsabilità delle regioni: le regioni opereranno in un regime di piena autonomia e inderogabile responsabilità di bilancio: se una Regione ottiene economie maggiori di quelle programmate, potrà utilizzare a sua discrezione le risorse così liberate, a condizione che i Livelli essenziali di assistenza (LEA) siano comunque garantiti; se non ottiene i guadagni di efficienza programmati dovrà finanziare le spese eccedenti con risorse proprie, anche mediante la conferma degli strumenti di automatismo fiscale;
- Rientro entro il 2009: per le Regioni che presentano forti disavanzi viene stanziato, per gli esercizi dal 2007 al 2009, un fondo straordinario, di dimensione decrescente nel tempo, che, insieme con misure rafforzate di affiancamento, accompagna la manovra delle entrate proprie regionali con un finanziamento, strettamente condizionato, che sostenga un percorso di rientro in grado di portare entro il 2009, grazie soprattutto a una più efficiente gestione, all'azzeramento di tali disavanzi.

L'ammontare di risorse complessivamente messe a disposizione del Servizio Sanitario Nazionale per il triennio 2007-2009 dovrà essere tale che anche il settore sanitario contribuisca a ridurre la spesa tendenziale rispetto al PIL. E' convinzione del governo che questa esigenza sia compatibile con il mantenimento dei livelli essenziali di assistenza sanitaria (LEA). Si interromperà così la spirale di aumento della spesa registrata in questi anni, garantendo peraltro al sistema le risorse necessarie a un suo più adeguato funzionamento. Il fine di migliorare l'appropriatezza delle prestazioni e garantire sia la loro universalità sia l'esigenza che esse siano fruite dalle persone in effettiva necessità suggerisce di non escludere forme di compartecipazione alla spesa da parte dei cittadini anche nelle Regioni che non hanno ancora adottato forme di responsabilizzazione individuale nei consumi sanitari.

Verrà rafforzato il sistema di monitoraggio circa l'erogazione effettiva dei LEA e le azioni per il miglioramento della qualità dei servizi e la riduzione dei loro costi. A questo scopo, verrà proseguita l'azione diretta ad assicurare principi contabili omogenei a livello nazionale. Verrà potenziato l'insieme di indicatori concordato con le Regioni per sorvegliare la realizzazione degli indirizzi programmatori circa l'uso delle risorse, la qualità dell'output e la capacità organizzativa. Il livello centrale (sia ministeriale che del coordinamento interregionale) svolgerà così non solo una funzione di verifica ma anche di supporto, servizio ed affiancamento per le Regioni.

Entro il finanziamento definito dal Nuovo Patto, occorrerà liberare risorse per sostenere l'attività di ricerca e innovazione e attivare strumenti per il sostegno degli investimenti da parte delle strutture sanitarie nel campo delle nuove tecnologie. Con riferimento al riequilibrio della dotazione di apparecchiature nelle Regioni che presentano più gravi carenze, si potrà prevedere la rifinalizzazione, per le somme non utilizzate, del Fondo nazionale per il co-finanziamento degli investimenti in materia di ristrutturazione edilizia e ammodernamento tecnologico del patrimonio sanitario pubblico di cui all'art. 20 della legge n. 67/1988.

Il miglioramento delle prestazioni richiede un significativo rafforzamento dell'attività di prevenzione, la riorganizzazione e il potenziamento della medicina di base, lo sviluppo dell'integrazione socio-sanitaria.

Per la medicina di base, si pongono almeno due problemi urgenti: mettere in rete i medici di base utilizzando la rete informativa in via di realizzazione mediante l'uso della tessera sanitaria, in modo da riportare sotto controllo la spesa farmaceutica; riorganizzare la medicina di base in studi medici associati, da dotare di attrezzature diagnostiche e a cui affidare una intensa azione di assistenza domiciliare, notturna e festiva, che consenta di decongestionare i pronto soccorso e diminuire il numero dei ricoveri impropri.

Sempre rimanendo nei limiti del finanziamento sopra indicato sarà prioritario a giudizio del Governo sviluppare l'integrazione socio-sanitaria, a partire dall'assistenza ai non autosufficienti per la quale occorre incentivare l'assistenza domiciliare integrata, che costituisce una forma di servizio più appropriata alle esigenze del cittadino nonautosufficiente rispetto all'istituzionalizzazione in strutture residenziali, con l'importante corollario di una spesa per assistito notevolmente inferiore.

L'assistenza domiciliare è un settore che ha visto in questi anni emergere e diffondersi esperienze importanti di partenariato pubblico/privato. Esse andranno valorizzate con l'istituzione di un Fondo nazionale per la non autosufficienza in cui far confluire tutte le risorse già oggi impegnate nel settore, nel rispetto dei vincoli di finanza pubblica. Il Fondo procederà al co-finanziamento degli interventi e le risorse a sua disposizione potranno gradualmente incrementarsi via via che le migliori pratiche andranno diffondendosi.

Governi locali e federalismo fiscale

Tra il 2000 e il 2005, la spesa corrente primaria delle Amministrazioni locali é aumentata in termini reali a un tasso medio annuo del 3,9 per cento. Per il complesso delle amministrazioni pubbliche tale dato si colloca al 2,1 per cento Durante tale periodo, il PIL é cresciuto a un tasso medio dello 0,6 per cento.

Contribuiscono alla dinamica della spesa corrente locale sia il trasferimento di funzioni verso gli enti decentrati sia un andamento troppo sostenuto della spesa a parità di funzioni.

I governi locali svolgono compiti essenziali in campo economico e sociale. Il tessuto infrastrutturale di una grande area metropolitana costituisce un luogo di attrazione di flussi importanti di investimenti e servizi. Il 65,4 per cento della spesa in conto capitale è effettuato a livello locale. Il sistema sanitario è gestito a livello regionale. Una quota predominante della spesa ambientale e della spesa sociale non pensionistica (protezione sociale, edilizia sovvenzionata) è erogata a livello locale. Una forma compiuta di federalismo fiscale è divenuta condizione per il realizzarsi due esigenze di primaria importanza: che i governi locali possano svolgere appieno le loro funzioni; che il sistema dei conti pubblici sia in equilibrio.

Per consentire all'insieme delle pubbliche amministrazioni di contribuire al conseguimento degli obiettivi stabiliti in sede europea, la legge finanziaria n. 448/1998 istituì il Patto di Stabilità Interno. Nella sua formulazione originaria, il Patto stabiliva che le regioni e gli enti locali concorressero alla riduzione dell'indebitamento netto della P.A. attraverso un miglioramento dei propri conti pari ad almeno lo 0,1 per cento del PIL. Negli anni successivi il Patto di Stabilità Interno ha subito diverse e continue modifiche, privando gli amministratori locali di un quadro di riferimento stabile e rendendo quanto mai difficile una gestione oculata, anche nel medio periodo, dei bilanci degli enti locali.

Dare una forma compiuta al federalismo fiscale italiano significa definire un nuovo quadro di riferimento con caratteristiche di stabilità, coerenza, conformità ai parametri europei e rispetto dell'autonomia gestionale degli enti locali. E' essenziale che la nuova architettura del Patto di Stabilità Interno abbia caratteristiche che rimangono invariate nel tempo, anche se le sue grandezze finanziarie saranno necessariamente soggette a decisioni da prendere in sede di manovra annuale di bilancio. In tale contesto, appare corretto abbandonare il metodo dei tetti su specifiche categorie di spese e introdurre vincoli per il saldo di bilancio e la dinamica del debito, in un quadro di piena attuazione del binomio autonomia-responsabilità.

La crescita del debito delle Amministrazioni locali dovrà essere ricondotta entro dimensioni compatibili con gli obiettivi nazionali e le regole europee. Nel complesso, l'intensità del processo di rientro verrebbe a dipendere dagli obiettivi di risanamento finanziario a livello nazionale, discussi con il sistema delle Autonomie. Un ruolo positivo potrà essere assegnato, e adeguatamente riconosciuto, alle operazioni di dismissione.

Andranno poi costruiti percorsi di rientro dal disavanzo praticabili da ciascuna Amministrazione. In una prima ipotesi, gli obiettivi potrebbero essere fissati in termini di saldo di bilancio medio pro-capite modulati per classi di popolazione degli enti locali.

Per mitigare gli inconvenienti derivanti dalla volatilità dei dati di cassa si valuterà anche l'ipotesi di far riferimento alla media triennale dei saldi piuttosto che al dato annuale e consentire accordi compensativi fra gruppi di enti, in particolare a salvaguardia delle spese di investimento. A tal fine potrebbero anche essere previsti specifici meccanismi incentivanti tali per cui il Patto si verrebbe a configurare anche come patto per la crescita. Per le Regioni, le voci relative alla sanità rimarrebbero escluse e trattate con specifici strumenti.

Un Patto credibile ed efficace dovrà prevedere un adeguato monitoraggio ed efficaci meccanismi sanzionatori, due funzioni che, senza precludere la partecipazione, a scopo informativo delle autonomie locali, sono tipicamente riservate alla competenza dello Stato. In sintesi, il nuovo Patto di Stabilità Interno sarà disegnato in modo coerente con il Patto di Stabilità e Crescita dell'Unione europea e conterrà disposizioni cogenti coerenti con l'art 120 della Costituzione ("poteri sostitutivi").

Parte essenziale del Patto, e condizione per parteciparvi, sarà l'istituzione di un sistema informativo dei conti pubblici esteso alle amministrazioni locali. La piena realizzazione di tale sistema può essere conseguita in tempi relativamente brevi estendendo e completando lavori già avviati. Essa aiuterà il controllo della spesa, faciliterà il coordinamento delle politiche di bilancio e permetterà di assicurare la trasparenza dei conti e una migliore informazione del cittadino. Si tratta di un progetto di primaria importanza, che richiede di armonizzare le regole di contabilità degli enti: solo classificazioni e principi contabili uniformi possono infatti consentire una lettura integrata dei bilanci, il loro consolidamento, il controllo effettivo della dinamica della spesa. La redazione di stati patrimoniali completi secondo standard comuni sarà parte del sistema. Nell'ottica della trasparenza, avranno accesso alla base informativa tutti i soggetti del sistema istituzionale. Il SIOPE e suoi eventuali ampliamenti saranno il fulcro di tale base informativa. Più in generale, va vista con favore l'istituzione di un organismo di coordinamento e monitoraggio delle relazioni finanziarie fra tra livelli di governo, anche in rapporto alla nuova fase di concreta attuazione dei meccanismi di finanziamento previsti dall'art.119.

A un livello più generale, obiettivo del governo è di completare il federalismo fiscale in un quadro di coerenza tra decentramento delle funzioni e responsabilità finanziarie. A tal fine, occorrerà disegnare un percorso condiviso di definizione delle risorse destinabili alla spesa per le prestazioni di responsabilità di Regioni ed Enti Locali, alla luce del vincolo di bilancio dell'intero settore pubblico. In tal modo, le Autonomie locali avranno, su un orizzonte pluriennale, la garanzia di un quadro stabile, certo e coerente con gli equilibri di finanza pubblica. Per realizzare tale obiettivo, si richiederà il rafforzamento delle sedi di confronto tra governo centrale e governi locali, in modo che questi ultimi siano inseriti a pieno titolo nel processo di formazione della politica di bilancio. L'assetto definitivo delle relazioni finanziarie tra livelli di governo dovrà prevedere meccanismi di perequazione tali da consentire il finanziamento integrale delle prestazioni essenziali per tutti i governi locali. Gli spazi di effettiva autonomia tributaria a livello locale dovranno garantire margini di manovra sufficienti a far fronte ad eventuali eccedenze di spesa per le prestazioni essenziali e a consentire, esercitando un congruo sforzo fiscale aggiuntivo, il finanziamento di eventuali prestazioni addizionali.

Spesa per beni e servizi

Un programma di contenimento della spesa pubblica per l'acquisto di beni e servizi deve, per essere efficace, operare su tre piani: la programmazione dei fabbisogni modellata sulle esigenze operative e sugli obiettivi prioritari e coerente al tempo stesso con le disponibilità finanziarie; la presenza qualificata di centri di acquisto pubblici capaci di orientare, in piena trasparenza, la competitività delle imprese al soddisfacimento delle esigenze delle amministrazioni pubbliche; il sistema di controllo dei consumi e delle prestazioni, indispensabile per conseguire effettivamente i risparmi nelle pubbliche forniture che il solo abbattimento dei prezzi unitari non può garantire.

Il progetto di razionalizzazione lanciato con la finanziaria per il 2000 ha affrontato specificamente il secondo profilo attraverso la creazione di una centrale acquisti nazionale affidata alla Consip S.p.A.. Il progetto Consip, dopo una iniziale fase di sviluppo, è entrato in crisi soprattutto a causa delle continue oscillazioni nella conduzione politica, strategica ed operativa. In particolare si è assistito a continue modifiche normative passando da compiti pervasivi e totalizzanti dell'unica centrale pubblica con la conseguente estensione dei vincoli di obbligatorietà a funzioni prevalenti di *benchmark* con adesioni quasi del tutto facoltative.

Il rilancio del programma passa necessariamente per la creazione di un "sistema a rete" coordinato fra i diversi livelli di governo responsabili della spesa pubblica. Occorrerà identificare con precisione il ruolo della centrale statale e valorizzare, attraverso la creazione di centrali regionali di acquisto, una dimensione, quella regionale appunto, in grado di interpretare al meglio le esigenze delle autonomie locali, governare sul territorio le forniture per beni e servizi specie quelle sanitarie, valorizzare le potenzialità delle imprese, soprattutto piccole e medie e ad elevata capacità innovativa, e valorizzare le esigenze di tutela ambientale anche negli acquisti della Pubblica amministrazione. In tale contesto la missione della Consip si sviluppa in più direzioni: gestore della centrale per le P.A. dello stato con azioni mirate su settori di spesa specifica; facilitatore dello sviluppo delle centrali regionali in particolare con il trasferimento di metodologie e *know-how* ed un osservatorio nazionale che consenta la condivisione di migliori pratiche; promotore di tecnologie e procedure innovative di public procurement, responsabile di progetti per la messa a fattor comune delle piattaforme informatiche, specie con riferimento al mercato elettronico.

L'attività delle centrali pubbliche di acquisto è collegata necessariamente alla programmazione dei fabbisogni ed al controllo dei consumi. La funzione di programmazione non può che svilupparsi all'interno delle singole amministrazioni ed assumere contenuti sempre più specialistici e qualificati abbandonando criteri basati sul consolidamento della spesa storica. Al contrario, il controllo dei consumi deve rientrare pienamente nei canoni di un efficace controllo di gestione affidato ad un organo con specifiche capacità ispettive e di verifica oggettiva quale la Ragioneria Generale dello Stato. Le funzioni e le metodologie della Ragioneria dovranno essere rinnovate proprio a partire dal settore degli acquisti per beni e servizi, superando pienamente le logiche di un controllo formale e burocratico.

Si tratta insomma di rivedere l'intero processo degli approvvigionamenti pubblici in un'ottica che anticipa una profonda revisione del ciclo del bilancio, sperimentando modalità più funzionali di programmazione, gestione e controllo delle risorse statali e più in generale di governo della finanza pubblica.

Politica dell'entrata

La politica fiscale dell'esecutivo, come evidenziato dalle norme contenute nel Decreto legge del 30 giugno 2006, è orientata a promuovere tre obbiettivi fondamentali, strettamente correlati ed in forte sinergia tra loro: equità, sviluppo e semplificazione. Il raggiungimento di tali obiettivi andrà di pari passo con la diminuzione della pressione fiscale, nella misura e ai ritmi compatibili con l'aggiustamento della finanza pubblica.





Equità: il Governo intende ridistribuire il carico fiscale, innanzitutto, attraverso una determinata, sistematica ed intelligente lotta all'evasione e all'elusione. Il carico fiscale e quello tributario gravano principalmente sull'economia legale; al netto dell'economia sommersa, la pressione tributaria raggiunge livelli estremamente elevati. In secondo luogo, maggiore equità sarà promossa attraverso interventi su imposte dirette, contributi sociali ed imposte indirette anche al fine di riequilibrare il loro apporto al gettito complessivo. In tale ambito, il trattamento fiscale delle varie tipologie di redditi sarà tendenzialmente uniformato, tenendo conto delle insopprimibili specificità.

Figura IV.5 – Pressione tributaria sull'economia nel suo complesso e al netto del sommerso


Pressione tributaria al netto del sommerso
Pressione tributaria
32
31
30
29
28
27
26
25

Sviluppo: il sistema fiscale dovrà sempre più discriminare tra attività speculative e attività produttive, al fine di alleggerire le imprese e i lavoratori impegnati nella produzione e nelle sfide poste dalla competizione internazionale.

Semplificazione: gli adempimenti richiesti a famiglie ed imprese saranno ridotti al minimo e l'amministrazione tributaria qualificata e riorganizzata per essere posta al servizio dei contribuenti. Per raggiungere tali obbiettivi, il governo, oltre ad intervenire sul piano normativo, doterà le agenzie fiscali delle risorse umane e tecnologiche necessarie a cogliere le enormi possibilità offerte dalle tecnologie dell'informazione e della comunicazione. Le innovazioni in oggetto renderanno l'adempimento fiscale una facile routine per la stragrande maggioranza delle famiglie e delle imprese.

Le difficoltà di raggiungere gli obbiettivi richiamati risultano evidenti alla luce dell'andamento del gettito tributario totale e della sua composizione nel periodo dal 2001 al 2005. Le entrate tributarie correnti del settore statale sono diminuite di 1,3 punti percentuali del PIL. A tale risultato di consuntivo ha concorso: i) un aumento del gettito da imposte indirette, per natura regressive; ii) una contenuta riduzione del gettito da imposte dirette sulle persone fisiche, ottenuto attraverso una riforma di segno regressivo; iii) una contenuta riduzione del gettito derivante da imposte sulle imprese (per le quali però la Legge finanziaria per il 2006 comporta un aggravio di imposte per oltre 2 miliardi di euro).

I dati di consuntivo, tuttavia, riflettono solo in parte l'effetto delle politiche fiscali realizzate nella XIV legislatura. L'analisi delle relazioni tecniche di accompagnamento ai provvedimenti approvati durante la legislatura appena trascorsa indica, infatti, previsioni di sostanziale neutralità di tali provvedimenti ai fini dei loro effetti sul gettito. In tale contesto, la causa prevalente della caduta di gettito registrata a consuntivo sembra riconducibile all'ampliamento dell'area di evasione/elusione fiscale (in particolare dell'IVA) più che alla realizzazione di politiche di riduzione delle imposte. In sintesi, il ricorso sistematico, prevedibile ed atteso a condoni e sanatorie fiscali avrebbe favorito l'abbassamento della *tax compliance*, in Italia già a livelli tra i più bassi dell'area OCSE.

Per centrare gli obiettivi di equità, sviluppo e semplificazione, nella strategia di politica fiscale del governo, sono prioritari interventi finalizzati a contrastare evasione/elusione di base imponibile; ad adottare misure di semplificazione degli adempimenti di famiglie e imprese; recuperare progressività; ridurre il costo del lavoro; riformare la tassazione del reddito d'impresa, soprattutto nell'ottica di favorire l'innovazione, la capitalizzazione e l'internazionalizzazione; riformare il catasto e ridurre le aliquote ICI.

Figura IV.6 – Pressione tributaria delle principali imposte (in percentuale del PIL)


110
100
90
80
70
2001
2002
2003
2004
2005
IRPEF
IVA
IRES
Imp. di fabbricazione sugli oli minerali
Tabacchi (imp. sul consumo)

Fonte: ISTAT.

Sui bilanci delle Amministrazioni pubbliche pesano in maniera significativa le spese legate ai trasferimenti in conto corrente e in conto capitale a famiglie e soprattutto a imprese e le minori entrate connesse ad agevolazioni fiscali di varia natura (le cosiddette *tax expenditures*). Per il 2005, secondo le riclassificazioni della spesa pubblica effettuate dall'ISTAT, le spese per trasferimenti alle imprese delle Amministrazioni pubbliche, pari alla somma di spese correnti (contributi alla produzione) e spese in conto capitale (trasferimenti in conto capitale) sono risultate pari a 28,8 miliardi di euro, il 2 per cento del PIL. Molte di queste voci hanno natura meritoria e sono legate a programmi di spesa a livello comunitario, ad agevolazioni al trasporto locale, all'incentivazione di attività con ovvie esternalità quali l'investimento in ricerca e sviluppo. Allo stesso tempo, la dimensione di queste voci, i vincoli sempre più stringenti del bilancio complessivo delle Amministrazione pubbliche e l'esigenza di una sempre maggiore trasparenza dei bilanci pubblici richiedono che per tutte queste voci sia creato un inventario comprensivo e aggiornato. In tale modo, si consentirebbe al Parlamento e all'esecutivo di valutare in maniera tempestiva il costo, l'attualità e l'efficacia di tali spese e riesaminarle in ragione delle priorità dell'intervento pubblico.

IV.3 Politiche per l'equità

L'indice di povertà relativa, misurato con la metodologia comunitaria, è nel nostro paese del 19 per cento (quota della popolazione che vive sotto la linea di povertà relativa), contro una media europea del 15 per cento. Gli anni recenti hanno visto aumentare l'instabilità temporale dei redditi e, con essa, il senso di vulnerabilità. In particolare, risultano significativamente peggiorate le posizioni relative di operai e impiegati, famiglie monoreddito o numerose, e famiglie che vivono nel Mezzogiorno. Le famiglie italiane sostengono inoltre oneri rilevanti per l'assistenza agli anziani non auto-sufficienti e per i figli, non solo minori (il 70 per cento dei giovani tra i 25 e i 29 anni vive con i genitori, la più alta percentuale d'Europa, nella sostanziale impossibilità, a causa delle difficoltà lavorative ed abitative, di rendersi autonomi nonché di formare nuove famiglie). La carenza di servizi per l'infanzia e per gli anziani contribuisce a mantenere basso il tasso di attività femminile (solo il 45 per cento delle donne ha un'occupazione, 30 per cento nel Mezzogiorno), con effetti negativi sul tasso di crescita potenziale dell'economia e con il corollario di un basso tasso di natalità.

L'impostazione delle azioni per la crescita prima descritte, l'impegno che si intende realizzare per il miglioramento dell'istruzione, il peso che le azioni per l'inclusione sociale assumeranno nell'intervento aggiuntivo per il Mezzogiorno (cfr Capitolo V) denotano la scelta di favorire forme di crescita e di sviluppo che, valorizzando le competenze di tutti i cittadini, assicurino in sé requisiti di equità.

Oltre a queste linee di intervento, il Governo intende realizzare nella XV Legislatura un programma, nel campo dei diritti di cittadinanza e delle politiche per la famiglia, in grado di modificare progressivamente l'attuale situazione. Partiamo da una quota inferiore alla media europea di risorse dedicate al sostegno dei redditi bassi e precari e delle responsabilità familiari, nonché alla fornitura di servizi sociali e abitativi alle famiglie e ai non-autosufficienti. E' opportuno, nel rispetto dei vincoli di finanza pubblica, avviare azioni di riforma che accrescano l'efficienza e potenzino l'efficacia delle politiche sociali. Tali azioni, di ispirazione universalistica, andranno incardinate sulla Legge quadro di riforma dell'assistenza (legge 328/2000), agendo anche sui punti critici che la sua applicazione ha evidenziato. Nel quadro delle responsabilità istituzionali stabilito dal nuovo Titolo V della Costituzione, spetta al Governo nazionale: a) definire i livelli essenziali di assistenza; b) realizzare un sistema coerente di sostegno dei redditi e delle responsabilità familiari; c) predisporre forme di finanziamento che premino l'iniziativa delle autonomie locali, riorganizzando e potenziando il Fondo nazionale per le politiche sociali e prevedendo un Fondo per le politiche familiari, finalizzati alla promozione di una rete integrata di servizi.

Azioni principali da realizzare nel corso della Legislatura

1) Rafforzare gli strumenti per la conciliazione tra vita lavorativa e vita personale e familiare, ampliando le possibilità per ambedue i genitori di usufruire dei congedi remunerati di maternità e paternità, con riferimento anche all'età dell'adolescenza, e dei congedi per attività di formazione e riqualificazione professionale; sostenere la diffusione delle esperienze locali delle cosiddette "banche del tempo" e promuovere una riorganizzazione degli orari dei servizi pubblici.

2) Costruire un sistema coerente di sostegno dei redditi e delle persone che faccia perno sui seguenti strumenti:

2a) Un sostegno ai redditi di quanti vivono rapporti di lavoro discontinui e/o con basse retribuzioni, sostituendo le attuali deduzioni da lavoro Irpef, di cui non usufruiscono coloro che hanno un reddito inferiore al minimo imponibile, con una detrazione da lavoro di cui possano usufruire come trasferimento monetario coloro che hanno redditi inferiori al minimo (i cosiddetti incapienti). L'unificazione degli attuali strumenti monetari di sostegno alle famiglie – assegni al nucleo familiare e deduzioni Irpef per figli a carico – in un Assegno per i minori che fornisca una integrazione di reddito più consistente e in funzione della numerosità del nucleo familiare consentirà di aumentare l'efficacia del sostegno senza porre oneri aggiuntivi alla finanza pubblica. Ambedue queste forme di sostegno dei redditi, che saranno strutturate in forme che incentivino il lavoro e l'emersione e non premino l'evasione fiscale, andranno a vantaggio principalmente delle famiglie con redditi medi e bassi e, per questi ultimi, configureranno una prima forma di "imposta negativa" (trasferimento monetario a favore degli incapienti). Affinché l'intervento pubblico sia realmente efficace è essenziale un'azione preliminare di contrasto all'evasione che mina la significatività degli indicatori di disagio economico.

2b) Per coloro che sono in condizioni economiche particolarmente disagiate (indicatore di situazione economica equivalente inferiore a una certa soglia) e per i quali sia opportuno costruire percorsi di reinserimento lavorativo e sociale, in particolare nel Mezzogiorno, va ripresa su nuove basi la proposta del "Reddito minimo di inserimento" (RMI) condizionato alla partecipazione ai percorsi di inserimento e alla "prova dei mezzi" (tramite l'Indicatore della situazione economica equivalente - ISEE). A tal fine, è prioritario realizzare un'attenta valutazione di quanto fin qua sperimentato in termini di lotta alla povertà, valutando l'efficacia in rapporto agli oneri finanziari posti a carico della collettività.

3) Rafforzare e migliorare la rete dei servizi, in particolare per l'infanzia e per i non-autosufficienti. Le tariffe dovranno essere accessibili: a questo fine la compartecipazione da parte delle famiglie dovrà essere differenziata in funzione delle condizioni economiche (ISEE). Andrà valutata l'opportunità di ricorrere anche a tasse di scopo per finanziare tali attività.

3a) Potenziamento dei servizi per l'infanzia con un programma di azione per lo sviluppo del sistema di asili-nido che faccia leva su risorse nazionali e locali e sull'integrazione con il sistema scolastico. A livello nazionale, una parte del Fondo per le politiche sociali verrà destinata al co-finanziamento dei costi di gestione e di investimento, volto a sostenere le migliori pratiche.

3b) Un piano di intervento sulle non autosufficienze a partire da un programma di sviluppo dell'assistenza domiciliare integrata. A livello nazionale si procederà alla definizione dei livelli essenziali di assistenza compatibili con le limitate risorse finanziarie disponibili e all'istituzione di un Fondo nazionale per la non autosufficienza in cui far confluire tutte le risorse già oggi impegnate nel settore. Il Fondo procederà al co-finanziamento degli interventi e le risorse a sua disposizione potranno gradualmente incrementarsi via via che le migliori pratiche andranno diffondendosi. Per assorbire in forme regolari l'offerta di lavoro domiciliare si procederà alla definizione di una Legge quadro sugli "Assistenti familiari", i cosiddetti "badanti", che definisca i requisiti essenziali di professionalità e affidabilità di queste nuove figure e garantisca continuità del rapporto e sicurezza alle famiglie e ai collaboratori.

4) Potenziare gli strumenti e le norme per la tutela dell'infanzia sia nell'ambito della Giustizia che delle adozioni, nazionali e internazionali: con una riforma delle competenze dei tribunali ordinari e dei tribunali dei minori, che realizzi un effettivo coordinamento in materia di rapporti tra famiglia e Giustizia, e con l'istituzione del Garante per l'infanzia e l'adolescenza; semplificando le procedure in materia di adozione e affido; riorganizzando e potenziando l'attuale Osservatorio contro la pedofilia in modo da contrastare ogni forma di tratta, abuso e sfruttamento sessuale dei minori.

5) Rilanciare della politica abitativa. L'aumento dei prezzi immobiliari e dei canoni d'affitto grava significativamente sulla situazione economica delle famiglie a basso reddito che non hanno accesso alla proprietà della casa. Politiche volte a sostenere le famiglie in difficoltà sono utili anche per sostenere le giovani coppie e i giovani studenti fuori sede. Tali politiche devono però essere integrate anche con politiche di rilancio dell'offerta. Il governo si impegna a definire un quadro normativo, anche nell'ambito della riforma del Patto di stabilità interno, che agevoli interventi di edilizia residenziale pubblica. Tali progetti saranno finalizzati ad una locazione agevolata e selettiva, volta a favorire i gruppi più deboli e a promuovere la mobilità sul territorio di famiglie, lavoratori e studenti universitari. Gli interventi verranno realizzati anche mediante partnership pubblico-private e strumenti di *project financing*.

6) Potenziare gli strumenti e le norme relative ai diritti e alle pari opportunità, in linea con gli indirizzi comunitari. In particolare, il Governo promuoverà provvedimenti volti a rendere sempre più stabile l'occupazione, inclusa quella femminile, estenderà la tutela della maternità a tutte le forme di lavoro non a tempo indeterminato, assicurerà altresì l'ampliamento dei servizi per la conciliazione tra il lavoro e le responsabilità femminili (ad esempio gli asili-nido) e rilancierà l'imprenditoria femminile attraverso il rafforzamento degli strumenti di incentivazione alla creazione di nuove imprese.

7) Contrastare tutte le forme di discriminazione. Nell'ambito di una rafforzata attenzione alla tutela dei diritti umani, il Governo rilancierà il ruolo del Comitato Interministeriale per i Diritti Umani ed il rafforzamento dell'Ufficio per la promozione della parità di trattamento e la rimozione delle discriminazioni. Inoltre, incrementerà i programmi di protezione sociale nei confronti delle vittime della tratta, anche potenziando il ruolo della già esistente Commissione, e svilupperà opportune azioni positive a favore delle vittime delle mutilazioni genitali femminili.

Condizioni di fattibilità

Il programma di interventi sopra delineato punta a innovare l'intervento pubblico in modo che le risorse messe a disposizione dal Governo centrale:

- facciano da volano di una più ampia mobilitazione di risorse pubbliche - provenienti dal sistema delle autonomie – e private – il terzo settore e le famiglie stesse, chiamate a compartecipare al costo dei servizi a prezzi accessibili differenziati in base alle loro condizioni economiche;
- realizzino la massima efficacia possibile nel sostenere i redditi personali e familiari e nel contrastare i fenomeni di povertà ed esclusione sociale e facciano ciò in forme incentivanti comportamenti attivi e non passivi dei beneficiari.

Queste due caratteristiche del programma consentono di massimizzare i risultati per ogni dato ammontare di risorse stanziato dal Governo centrale e quindi contribuiscono a rendere finanziariamente sostenibile il percorso di riforma. Condizione essenziale per la sua sostenibilità è peraltro un'azione forte e continuativa di risanamento della finanza pubblica che consenta di utilizzare al meglio le risorse attualmente impiegate.

Per quanto riguarda gli interventi di sostegno dei redditi, l'onere netto per la finanza pubblica sarà definito coerentemente con il complesso della manovra finanziaria, in quanto i nuovi istituti sostituiranno istituti già esistenti e quindi riutilizzeranno in forme nuove le risorse che già oggi vengono destinate, in forme meno efficaci, a obiettivi analoghi. Per quanto riguarda gli interventi di potenziamento dei servizi, essi faranno leva, come si è detto, sulla mobilitazione di risorse delle autonomie locali e di risorse del terzo settore. Inoltre, le risorse messe a disposizione dal Governo centrale riassorbiranno risorse già oggi impegnate per scopi analoghi ma in forme disorganiche e dispersive.

IV.4 Quadro Programmatico 2007-2011

Il quadro programmatico per il 2007-2011 illustrato qui sotto conferma l'impegno del Governo a favore di un rilancio sostenibile della crescita economica in un contesto di risanamento strutturale delle finanze pubbliche e di perseguimento dell'equità sociale. Come già le misure recentemente adottate per accrescere la concorrenza e ridurre la regolamentazione in vari settori dell'economia, così anche le politiche di sviluppo descritte in questo capitolo si esplicheranno, sia pure con gradualità, in un aumento della crescita nel corso dei prossimi anni.

La Legge Finanziaria per il 2007 disporrà interventi il cui importo complessivo viene quantificato in circa 20 miliardi di euro (1,3 per cento del PIL), al netto di nuove spese volte a obiettivi di sviluppo e di equità, che si stimano in circa 15 miliardi di euro (1,0 per cento del PIL). L'ammontare 'lordo' di risorse da reperire è dunque dell'ordine di 35 miliardi di euro e del 2,3 per cento del PIL.

La manovra complessiva ha l'obiettivo di rendere l'andamento delle nostre pubbliche finanze sostenibile nel lungo periodo in un contesto demografico non favorevole e, nello stesso tempo, di permettere spese destinate alla modernizzazione del paese, al sollievo delle situazioni di sofferenza sociale e al futuro delle generazioni più giovani. Per la parte di contenimento del disavanzo tendenziale essa interesserà in gran parte il lato della spesa e consisterà di provvedimenti di carattere strutturale, inquadrati in articolati disegni di riforma, che interverranno sui quattro grandi comparti della spesa pubblica analizzati in precedenza.

Tavola IV.3 – Manovra Correttiva di Finanza Pubblica

	2006	2007	2008	2009	2010	2011
in % del PIL						
Indebitamento netto tendenziale	-4,0	-4,1	-4,1	-4,1	-3,9	-3,8
Manovra correttiva netta sul primario		-1,3	-0,5	-0,5	-0,5	-0,5
Interventi strutturali per lo sviluppo		1,0				
Manovra correttiva lorda		-2,3	-0,5	-0,5	-0,5	-0,5
Risparmio interessi indotto dalla manovra			-0,1	-0,1	-0,1	-0,1
Manovra correttiva cumulata netta sul primario		-1,3	-1,8	-2,3	-2,8	-3,3
Indebitamento netto programmatico		-2,8	-2,2	-1,6	-0,8	-0,1
Avanzo primario programmatico	0,5	2,1	2,7	3,4	4,1	4,9

Nello stesso tempo, la manovra comprenderà misure per accrescere la competitività attraverso il rafforzamento dei mercati, la riduzione del cuneo fiscale, l'aumento dell'efficienza della spesa pubblica. Infine, e contemporaneamente, destinerà risorse a creare condizioni di maggiore equità, anche attraverso una redistribuzione del carico fiscale.

La prevista riduzione della spesa pubblica e la sua ricomposizione e riqualificazione, le misure di natura fiscale e quelle a sostegno dell'economia verranno elaborate e messe a punto nei prossimi due mesi. Continuerà, a tal fine, l'intenso lavoro di interlocuzione e di concertazione con i rappresentanti degli Enti territoriali, da un lato, con le parti sociali, dall'altro. Tali misure verranno rese operative dalla Legge finanziaria che sarà presentata in settembre.

Le misure, soprattutto in materia di investimenti infrastrutturali, ricerca e sviluppo, abbattimento alle barriere alla concorrenza, daranno nel medio periodo ulteriore vigore alla crescita del PIL, anche potenziale, della nostra economia. Nel contempo, alcuni provvedimenti di riduzione della spesa inevitabilmente eserciteranno, nel breve periodo, una spinta di segno opposto. Pertanto, nonostante l'importanza della correzione dei conti pubblici, lo scenario programmatico prevede nel 2007 una ripresa economica solo marginalmente piú debole rispetto al quadro tendenziale, con la crescita del PIL che passa dall'1,5 per cento all'1,2 per cento. Negli anni successivi al 2007, il carattere permanente della correzione di bilancio e le misure a favore della crescita faranno sviluppare l'economia durabilmente al di sopra dell'attuale scenario tendenziale ed eleveranno il suo potenziale all'1,7 per cento verso la fine del periodo di previsione.

Il Governo rimane impegnato nel proseguimento della politica di privatizzazioni che ha caratterizzato le passate legislature. In questa sede non ne viene offerta una esplicita quantificazione perché, in assenza di operazioni già pianificate dal precedente Governo, occorre prima procedere ad una valutazione delle opzioni strategiche relative alla dismissione del patrimonio residuo dello Stato.

Il quadro programmatico mantiene invariato il calendario degli impegni presi con l'Unione Europea ai sensi del Patto di Stabilità e Crescita. Prevede perciò un rientro del rapporto indebitamento netto su PIL al di sotto del 3 per cento nel 2007 e ulteriori correzioni strutturali di mezzo punto percentuale di PIL per ciascuno degli anni successivi, in linea con la Raccomandazione all'Italia del luglio 2005. Il Governo si riserva però di valutare con piú precisione il percorso di rientro in relazione al profilo temporale degli effetti strutturali delle misure che verranno effettivamente adottate. L'impegno a compiere con la prossima Legge finanziaria tutti gli interventi necessari a portare l'indebitamento netto al di sotto del 3 per cento non è tuttavia in alcun modo eludibile.

La crescita economica per il 2007 sconta l'impatto della manovra correttiva sui consumi sia delle Pubbliche Amministrazioni sia delle famiglie. Viceversa, l'effetto delle riforme potrà cominciare ad esplicarsi positivamente sulle esportazioni e sugli investimenti. L'occupazione proseguirà comunque la dinamica positiva in atto dal 2006, pur se in lieve flessione rispetto allo scenario tendenziale.

Tavola IV.4 – Quadro Programmatico Macroeconomico e di Finanza Pubblica

	2006	2007		2008		2009		2010		2011	
		DPEF Prog	DPEF Tend	DPEF Prog	DPEF Tend	DPEF Prog	DPEF Tend	DPEF Prog	DPEF Tend	DPEF Prog	DPEF Tend
ESOGENE INTERNAZIONALI											
commercio internazionale	9,1	8,7	8,7	8,0	8,0	7,5	7,5	7,5	7,5	7,5	7,5
prezzo del petrolio (cif, serie OCSE)	70,0	71,0	71,0	71,0	71,0	71,0	71	71,0	71,0	71,0	71,0
cambio dollaro/euro	1,254	1,277	1,277	1,277	1,277	1,277	1,277	1,277	1,277	1,277	1,277
MACRO ITALIA (VOLUMI)											
Pil	1,5	1,2	1,5	1,5	1,2	1,6	1,2	1,7	1,3	1,7	1,3
importazioni	4,4	3,1	3,5	3,6	3,2	3,7	3,3	3,6	3,3	3,7	3,3
consumi famiglie	1,3	0,8	1,3	1,3	1,2	1,5	1,2	1,6	1,3	1,6	1,3
spesa della PA e ISP	0,7	-0,6	0,2	0,0	0,6	0,2	0,4	0,2	0,4	0,2	0,4
investimenti	2,2	2,1	1,9	2,7	1,6	3,0	1,6	3,1	1,9	3,0	1,9
esportazioni	4,7	4,0	3,7	3,4	3,0	3,4	3,2	3,3	3,1	3,3	3,1
pm. saldo corrente bil. pag.in % PIL	*-2,1*	*-1,8*	*-2,1*	*-1,8*	*-2,0*	*-1,8*	*-2,0*	*-1,9*	*-2,1*	*-2,1*	*-2,1*
CONTRIBUTI ALLA CRESCITA DEL PIL											
esportazioni nette	0,0	0,2	0,0	-0,1	-0,1	-0,1	-0,1	-0,1	-0,1	-0,1	-0,1
scorte	0,1	0,2	0,2	0,2	0,1	0,1	0,1	0,1	0,1	0,2	0,1
domanda nazionale	1,4	0,8	1,2	1,3	1,2	1,6	1,1	1,7	1,3	1,6	1,3
PREZZI											
deflatore importazioni	7,6	2,2	2,5	2,0	2,0	2,0	2,0	2,0	2,0	2,0	2,0
deflatore PIL	2,0	1,6	1,7	1,7	2,1	1,7	1,9	1,5	2,0	1,5	2,0
Pil nominale	3,5	2,8	3,2	3,2	3,4	3,2	3,1	3,1	3,3	3,2	3,3
deflatore consumi	2,5	1,9	2,0	1,8	2,0	1,8	2,0	1,7	2,0	1,7	2,0
inflazione programmata	-	2,0	-	1,7	-	1,5	-	1,5	-	1,5	-
LAVORO											
costo lavoro	3,0	1,4	2,2	2,0	2,2	2,2	2,3	2,1	2,2	2,1	2,2
produttività (mis.su PIL)	1,0	0,8	0,9	0,8	0,6	0,8	0,7	0,9	0,7	0,9	0,7
CLUP (misurato su PIL)	2,0	0,6	1,3	1,2	1,5	1,4	1,6	1,2	1,5	1,2	1,5
occupazione (ULA)	0,5	0,4	0,6	0,7	0,6	0,7	0,5	0,8	0,6	0,8	0,6
Tasso di disoccupazione*	7,6	7,5	7,5	7,4	7,5	7,2	7,5	7,0	7,5	6,7	7,4
Tasso di occupazione (15-64 anni)*	58,0	58,4	58,5	58,9	58,9	59,1	59,0	59,6	59,3	60,1	59,7
FINANZA PUBBLICA											
indebitamento P.A./PIL	-4,0	-2,8	-4,1	-2,2	-4,1	-1,6	-4,1	-0,8	-3,9	-0,1	-3,8
saldo primario/PIL	0,5	2,1	0,8	2,7	0,8	3,4	1,1	4,1	1,3	4,9	1,5
spesa per interessi/PIL	4,6	4,8	4,8	4,9	5,0	5,0	5,1	5,0	5,2	5,0	5,3
debito P.A./PIL	107,7	107,5	108,5	107,0	109,5	105,1	110,0	102,6	110,2	99,7	110,5
pm. PIL nominale (valori assoluti in milioni euro)	*1466835*	*1508439*	*1513890*	*1556237*	*1564628*	*1606573*	1613443	*1657005*	*1666941*	*1710520*	*1721828*

Al netto della componente ciclica e delle misure one-off la correzione nel biennio 2006-2007 ammonterà a 1,6 punti percentuali di PIL.

Tavola IV.5 – Variazione dell'indebitamento corretto per il ciclo e per misure *one-off*

	2005	2006	2007	2008	2009	2010	2011
Tasso di crescita del PIL a prezzi costanti	0,0	1,5	1,2	1,5	1,6	1,7	1,7
Tasso di crescita del PIL potenziale	1,2	1,0	1,2	1,3	1,4	1,6	1,7
Output gap	-1,6	-1,2	-1,2	-1,0	-0,9	-0,8	-0,8
Componente ciclica dei saldi di bilancio	-0,8	-0,6	-0,6	-0,5	-0,4	-0,4	-0,4
Indebitamento netto	-4,1	-4,0	-2,8	-2,2	-1,6	-0,8	-0,1
Indebitamento netto corretto per il ciclo	-3,3	-3,4	-2,2	-1,7	-1,1	-0,5	0,3
Avanzo primario corretto per il ciclo	1,3	1,1	2,7	3,2	3,8	4,5	5,2
Misure una tantum	0,5	0,3	0,1	0,1	0,0	0,0	0,0
Indebitamento netto corretto per il ciclo al netto delle una tantum	-3,8	-3,8	-2,3	-1,8	-1,1	-0,5	0,3
Avanzo primario corretto per il ciclo al netto delle una tantum	0,7	0,8	2,6	3,1	3,8	4,5	5,2
Variazione saldo di bilancio corretto per ciclo al netto una tantum	-0,6	-0,1	-1,5	-0,4	-0,7	-0,7	-0,7

La manovra di contenimento sui conti pubblici eserciterà un effetto di moderazione sull'inflazione. Il costo del lavoro, in conseguenza della riduzione del cuneo contributivo, risulterà in forte decelerazione rispetto allo scenario a legislazione vigente. L'inflazione al consumo dovrebbe quindi attestarsi sostanzialmente in linea con l'obiettivo programmatico del 2,0 per cento per il 2007.

Ma una ripresa della crescita postula, al di là della riduzione del cuneo contributivo, un significativo rallentamento del costo del lavoro per unità di prodotto nei confronti dei paesi nostri concorrenti, da conseguire attraverso una ripresa della crescita della produttività e una dinamica salariale appropriata. Solo così la competitività perduta negli ultimi anni sarà riguadagnata. Il conseguimento di questo risultato è affidato alle imprese e alle parti sociali che vi operano, non può essere opera del Governo.

Nel quadriennio successivo al 2007, gli interventi programmati dal Governo consentiranno di raggiungere un tasso medio di sviluppo di poco superiore all'1,6 per cento. L'aumentato grado di competitività dell'economia italiana consentirà una maggiore crescita delle esportazioni rispetto al quadro tendenziale. La crescita sarà sostenuta dalla domanda interna, in particolare dagli investimenti, e da un orientamento più favorevole dei consumi delle famiglie che beneficeranno degli effetti delle politiche di liberalizzazione e, quindi, minori pressioni inflazionistiche interne.

L'occupazione é prevista aumentare dello 0,7-0,8 per cento riflettendo gli effetti del ciclo economico. Il tasso di disoccupazione é previsto ridursi progressivamente attestandosi, nel 2011, al 6,8 per cento; nello stesso anno, il tasso di occupazione si collocherebbe intorno al 60 per cento.

La dinamica delle retribuzioni risulterà moderata, in linea con l'inflazione programmata e con il recupero della produttività indotta dal miglioramento del ciclo. Il deflatore dei consumi scenderà leggermente, nell'arco dell'orizzonte previsivo, dall'1,8 del 2008 all'1,7 del 2011, a fronte di tassi programmati di inflazione pari all'1,7 per cento nel 2008 e a 1,5 per cento nel successivo triennio.

Per quanto riguarda il bilancio programmatico dello Stato, l'indicazione delle principali componenti di entrata e di spesa verrà data quando gli interventi saranno definiti. Il livello del saldo netto da finanziare, al netto delle regolazioni contabili e debitorie, non sarà superiore a 29,5 miliardi di euro per il 2007, 19,5 per il 2008 e 10,5 per il 2009.

APPENDICE 1

Variazione dell'indebitamento corretto per il ciclo e per misure *one-off* *(dati storici)*

	Tasso di crescita del PIL a prezzi costanti	Tasso di crescita del PIL potenziale	Output gap	Componente ciclica	Indebitamento netto	Indebitamento netto corretto per il ciclo	Avanzo primario corretto per il ciclo	Misure una-tantum	Indebitamento netto corretto per il ciclo al netto delle una tantum	Avanzo primario corretto per il ciclo al netto delle una-tantum	Variazione saldo di bilancio corretto per ciclo al netto una tantum
1990	2,1	2,5	2,0	1,0	-11,4	-12,4	-2,3	0,0	-12,5	-2,4	
1991	1,5	2,4	1,1	0,6	-11,4	-12,0	-0,7	0,1	-12,1	-0,8	-0,3
1992	0,8	2,1	-0,2	-0,1	-10,4	-10,3	1,9	1,9	-12,2	0,0	0,1
1993	-0,9	1,0	-2,0	-1,0	-10,0	-9,0	3,6	0,6	-9,6	3,0	-2,6
1994	2,2	1,2	-1,2	-0,6	-9,1	-8,5	2,9	0,1	-8,6	2,8	-1,0
1995	2,8	1,2	0,4	0,2	-7,4	-7,6	3,9	0,5	-8,1	3,4	-0,5
1996	0,7	1,4	-0,2	-0,1	-7,0	-6,9	4,6	0,2	-7,1	4,4	-1,0
1997	1,9	1,4	0,3	0,1	-2,7	-2,8	6,4	0,3	-3,2	6,0	-4,0
1998	1,4	1,7	0,0	0,0	-2,8	-2,8	5,1	0,1	-3,0	4,9	-0,2
1999	1,9	1,6	0,4	0,2	-1,7	-1,9	4,7	0,1	-2,0	4,6	-1,0
2000	3,6	1,7	2,2	1,1	-0,8	-1,9	4,4	0,1	-2,0	4,3	0,0
2001	1,8	1,7	2,3	1,2	-3,1	-4,3	2,0	0,6	-4,8	1,5	2,8
2002	0,3	1,6	1,1	0,6	-2,9	-3,5	2,0	1,2	-4,7	0,8	-0,2
2003	0,0	1,3	-0,2	-0,1	-3,4	-3,3	1,8	1,7	-5,0	0,1	0,4
2004	1,1	1,4	-0,5	-0,2	-3,4	-3,2	1,5	1,2	-4,4	0,3	-0,6
2005	0,0	1,2	-1,6	-0,8	-4,1	-3,3	1,3	0,5	-3,8	0,7	-0,6
2006	1,5	1,0	-1,2	-0,6	-4,0	-3,4	1,1	0,3	-3,8	0,8	-0,1
2007	1,2	1,2	-1,2	-0,6	-2,8	-2,2	2,7	0,1	-2,3	2,6	-1,5
2008	1,5	1,3	-1,0	-0,5	-2,2	-1,7	3,2	0,1	-1,8	3,1	-0,4
2009	1,6	1,4	-0,9	-0,4	-1,6	-1,1	3,8	0,0	-1,1	3,8	-0,7
2010	1,7	1,6	-0,8	-0,4	-0,8	-0,5	4,5	0,0	-0,5	4,5	-0,7
2011	1,7	1,7	-0,8	-0,4	-0,1	0,3	5,2	0,0	0,3	5,2	-0,7

APPENDICE 2

Indicatori Macro e di Finanza pubblica
(variazioni percentuali)

	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
MACRO ITALIA (volumi)																
Pil	2,1	1,5	0,8	-0,9	2,2	2,8	0,7	1,9	1,4	1,9	3,6	1,8	0,3	0,0	1,1	0,0
importazioni	9,6	2,2	6,9	-11,6	7,8	9,3	-1,3	8,7	8,6	3,1	5,8	-0,2	-0,5	0,8	2,5	1,4
consumi famiglie	2,1	2,7	1,7	-3,1	1,5	1,5	0,9	3,2	3,5	2,5	2,4	0,7	0,2	1,0	0,5	0,1
spesa della PA e ISP	2,4	1,9	1,0	-1,6	-1,6	-3,2	0,4	0,2	0,4	1,4	2,2	3,6	2,2	2,1	0,6	1,2
investimenti	4,3	1,3	-1,4	-11,5	0,4	6,9	1,8	1,6	4,3	3,6	6,4	2,5	4,0	-1,7	2,2	-0,6
esportazioni	6,9	-2,1	6,8	8,7	9,6	12,4	0,1	3,6	1,1	-1,7	9,0	0,5	-4,0	-2,4	3,0	0,3
CONTRIBUTI ALLA CRESCITA DEL PIL																
esportazioni nette	-0,5	-0,8	0,0	3,7	0,6	1,0	0,3	-0,9	-1,6	-1,1	0,9	0,2	-1,0	-0,8	0,1	-0,3
scorte	0,0	0,1	-0,1	-0,1	0,9	0,3	-0,6	0,6	0,1	0,6	-0,4	0,0	0,0	0,2	0,1	0,1
domanda nazionale	2,6	2,2	0,8	-4,5	0,6	1,5	1,0	2,2	2,9	2,4	3,1	1,6	1,3	0,6	0,9	0,1
PREZZI																
deflatore importazioni	-0,5	0,0	1,7	15,4	4,8	11,4	-1,8	2,3	-0,8	2,5	15,4	3,4	0,4	-0,9	4,2	7,7
deflatore PIL	8,4	7,5	4,4	3,9	3,6	5,0	5,2	2,5	2,6	1,3	2,0	3,0	3,4	3,1	2,9	2,1
Pil nominale	10,6	9,2	5,2	3,0	5,8	7,9	6,0	4,5	4,1	3,3	5,7	4,8	3,7	3,1	4,0	2,0
deflatore consumi	6,4	6,9	5,2	5,4	5,1	6,0	4,1	2,3	1,8	1,8	3,4	2,6	2,9	2,8	2,6	2,3
LAVORO																
costo lavoro	10,4	8,9	5,7	4,6	3,4	4,3	6,2	4,2	-1,6	2,6	2,3	3,2	2,7	3,7	3,5	2,9
produttività (mis.su PIL)	1,1	0,7	1,6	2,3	3,2	2,9	0,4	1,5	0,5	1,4	1,7	0,0	-0,9	-0,6	1,0	0,4
CLUP (misurato su PIL)	9,2	8,1	4,1	2,2	0,2	1,4	5,8	2,7	-2,1	1,2	0,6	3,2	3,7	4,3	2,4	2,5
occupazione (ULA)	1,0	0,8	-0,8	-3,2	-1,1	0,0	0,3	0,4	0,9	0,5	1,8	1,8	1,3	0,6	0,0	-0,4
Tasso di disoccupazione	-	-	-	9,7	10,6	11,2	11,2	11,3	11,3	10,9	10,1	9,1	8,6	8,4	8,0	7,7
Tasso di occupazione (15-64 anni)	-	-	-	52,3	51,4	51,0	51,3	51,5	52,2	53,0	54,0	55,1	55,9	57,5	57,5	57,5
FINANZA PUBBLICA																
indebitamento P.A./PIL	-11,4	-11,4	-10,4	-10,0	-9,1	-7,4	-7,0	-2,7	-2,8	-1,7	-0,8	-3,1	-2,9	-3,4	-3,4	-4,1
avanzo primario/PIL	-1,4	0,0	1,8	2,6	2,3	4,2	4,6	6,6	5,1	4,9	5,5	3,2	2,7	1,7	1,3	0,4
spesa per interessi/PIL	-10,1	-11,3	-12,2	-12,7	-11,4	-11,6	-11,5	-9,3	-7,9	-6,6	-6,3	-6,3	-5,5	-5,1	-4,7	-4,6
debito P.A./PIL	94,7	98,0	105,2	115,6	121,5	121,2	120,6	118,1	114,9	113,7	109,2	108,7	105,5	104,3	103,9	106,4
pm. PIL nominale (valori assoluti in milioni euro)	*701352*	*765806*	*805682*	*829758*	*877708*	*947339*	*1003778*	*1048766*	*1091361*	*1127091*	*1191057*	*1248648*	*1295226*	*1335354*	*1388870*	*1417241*

Fonte: Elaborazioni su dati ISTAT, nuova contabilità.

V – SVILUPPO E COMPETITIVITA' DEL MEZZOGIORNO E POLITICA REGIONALE

V.1 Tendenze economiche e obiettivi programmatici

Congiuntura e tendenze strutturali

Nel 2005, il rallentamento degli investimenti e una forte cautela dei consumatori hanno interrotto la crescita del Mezzogiorno. Seppure su livelli modesti, la crescita del Mezzogiorno era stata in media migliore di quella del Centro-Nord, quanto a Pil, produttività, esportazioni e investimenti privati dalla metà degli anni '90.

Tra la fine del 2005 e la prima metà del 2006, alcuni segnali positivi per il Sud provengono dal miglioramento dell'occupazione e del clima di fiducia delle imprese e dal buon andamento delle esportazioni, già in atto dal 2005. Dal lato della domanda, persiste il clima di incertezza presso i consumatori, che si riflette in un andamento ancora negativo delle vendite al dettaglio nel primo trimestre 2006.

Figura V.1 – Esportazioni e clima di fiducia imprese per aree territoriali

Esportazioni per ripartizione
(variazioni percentuali tendenziali)


20
15
10
5
0
-5
-10
-15
I trim
II trim
III trim
IV trim
2003
2004
2005
2006
Centro-Nord
Mezzogiorno

Clima di fiducia delle imprese industriali
(indici 2000=100)


105
100
95
90
85
80
75
I trim
II trim
III trim
IV trim
2003
2004
2005
2006
Centro Nord
Mezzogiorno

Fonte: Istat e Isae.

Sul fronte occupazionale, i dati dell'ultima indagine Istat sulle forze di lavoro segnalano nel primo trimestre 2006 una ripresa dell'occupazione nel Mezzogiorno a livello sia congiunturale (0,6 per cento) sia tendenziale (1,6 per cento), sostanzialmente in linea con gli andamenti registrati nel resto del Paese. La riduzione del tasso di disoccupazione, in atto dal 2000, tende a essere indotta dall'incremento di occupazione; non, come nel periodo 2002-2005, dalla caduta della forza di lavoro.

Nel Centro-Nord l'incremento del numero di occupati (0,7 e 1,7 per cento rispettivamente nel dato congiunturale e tendenziale), lievemente superiore a quello del Sud, è dovuto in gran parte alla componente straniera, che, a seguito della progressiva crescita della popolazione immigrata iscritta in anagrafe, aumenta la propria presenza nelle forze di lavoro, soprattutto nelle regioni settentrionali.

Figura V.2 – Occupazione e disoccupazione per ripartizione territoriale (dati destagionalizzati)

Occupati
(indici 1995=100)


116
114
112
110
108
106
104
102
100
I IV III II I IV III II I IV
1999
2002
2005
Mezzogiorno
Centro-Nord

Tasso di disoccupazione per ripartizione


20
15
10
5
0
1999
2000
2001
2002
2003
2004
2005
I trim. 2006 *
Centro-Nord
Mezzogiorno

Fonte: Istat, Indagine sulle forze di lavoro.

Tali tendenze prefigurano una stima di crescita del PIL per l'anno in corso su valori superiori all'1 per cento ma lievemente al di sotto della media nazionale (cfr. Figura V.4).

Complessivamente, i risultati raggiunti negli ultimi anni nel Mezzogiorno sono significativi, ma senza dubbio insufficienti. Nell'ambito di una lieve tendenza alla riduzione del divario storico in termini di prodotto, persiste un forte dualismo territoriale in termini di benessere e di capacità di impiegare le risorse disponibili, umane in primo luogo. A frenare lo sviluppo e la produttività del Mezzogiorno sono fattori quali lo scarso livello delle competenze acquisite nella scuola, il livello insufficiente della ricerca e dell'innovazione, l'inefficienza e la scarsa concorrenza nel mercato dei servizi anche pubblici, diffusi fenomeni di esclusione sociale: fattori che penalizzano il complesso del Paese, ma che sono presenti nell'area meridionale in forme accentuate (cfr. Riquadro Crescita e produttività: profili regionali). La qualità dei servizi collettivi, anche se negli ultimi anni il divario si è andato riducendo, è peggiore che nel Centro Nord, dai trasporti ai settori dell'ambiente e dell'energia, dai servizi idrici all'istruzione (cfr. Figura V.3).

In quest'ultimo settore i livelli di competenza degli studenti, indipendentemente dalle condizioni economico-sociali della famiglia, sono molto più bassi che nelle altre aree territoriali, nonostante i progressi conseguiti in tema di minore dispersione scolastica. Resta ancora l'impegno nel campo della ricerca, da parte sia dell'operatore pubblico sia di quello privato. La precaria situazione della legalità e della sicurezza in molte regioni meridionali continua a costituire un grave ostacolo allo sviluppo economico e sociale.

Figura V.3 – Indicatori dei servizi per grandi ripartizioni

Laureati in matematica, scienze e tecnologia
(in percentuale sulla popolazione 20-29 anni)


14
12
10
8
6
4
2
0
2000
2005
CENTRO-NORD
MEZZOGIORNO

Tonnellate merci in ingresso-uscita per ferrovia
(in percentuale sul totale modalità di trasporto)


3
2
1
0
2000
2004
CENTRO-NORD
MEZZOGIORNO

En.elettrica da fonti rinnovabili:
Consumi lordi di impianti da fonti rinnovabili
(in percentuale su consumi interni lordi di en.elettrica)


35
30
25
20
15
10
5
0
2000
2004
CENTRO-NORD
MEZZOGIORNO

Percentuale di famiglie che denunciano
irregolarità nell'erogazione dell'acqua


35
30
25
20
15
10
5
0
2000
2004
CENTRO-NORD
MEZZOGIORNO

Fonte: Dps – Istat Banca dati indicatori regionali per le politiche di sviluppo


3,0
2,5
2,0
1,5
1,0
0,5
0,0
-0,5
-1,0
-1,5
1996
1997
1998
1999
2000
2001
2002
2003
2004
Centro-Nord
Mezzogiorno


Crescita, 1996-2004
Produttività, 1995
1,6
1,4
1,2
1,0
0,8
0,6
0,4
0,2
0,0
30.000
32.500
35.000
37.500
40.000
42.500
45.000
47.500
50.000
Calabria
Basilicata
Campania
Sicilia
Puglia
Molise
Abruzzo
Sardegna
Marche
Friuli V. G.
Liguria
Veneto
Emilia R.
Toscana
ITALIA
Trentino A. A.
Umbria
Piemonte
Lombardia
Lazio
Valle d'Aosta

Obiettivi programmatici

Con l'adozione di adeguate misure di politica economica, rivolte alla riduzione dei ritardi strutturali dell'area e al recupero del deficit di competitività, sul versante sia delle risorse finanziarie necessarie al riequilibrio territoriale sia dell'ulteriore miglioramento della qualità dell'azione pubblica, già nel 2007 e poi negli anni successivi, il PIL del Mezzogiorno potrebbe tornare ad accelerare e superare a fine periodo quello medio europeo. Questo profilo si potrebbe situare su valori anche più elevati nell'ipotesi di consolidamento dell'efficacia delle politiche a beneficio del miglioramento del contesto e di conseguenti comportamenti più virtuosi anche dell'investimento privato.

Figura V.4 – PIL Centro Nord e Mezzogiorno 1996-2011 (variazioni percentuali)


4,0
3,5
3,0
2,5
2,0
1,5
1,0
0,5
0,0
-0,5
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
Mezzogiorno
Centro Nord

Fonte: stime DPS, coerenti con i Conti economici nazionali (marzo 2006)

Il risanamento dei conti pubblici che richiede in tutti i campi un uso più efficiente delle risorse sollecita e si combina con un sforzo ancora più intenso per dare certezza ai flussi di spesa in conto capitale nel Sud e per concentrarli in impieghi ad alto rendimento economico e sociale: meno trasferimenti a imprese e più investimenti pubblici; più investimenti pubblici di qualità.

Ciò può avvenire in un contesto che consenta la previsione di un volume di risorse in conto capitale dedicate allo sviluppo del Mezzogiorno e delle aree sottoutilizzate del Centro Nord coerente sia con il mantenimento dell'incidenza sul PIL della spesa in conto capitale del Paese intorno al 4 per cento, sia con una riallocazione territoriale della spesa tesa ad aumentarne la quota del Mezzogiorno sul totale Italia, pari nel periodo 2000- 2006 al 38,7 per cento. (Cfr. Cap. IV).

Tavola V.1 – Spesa in conto capitale

	2000-06	2007-11
Incidenza della spesa in conto capitale sul Pil		
Italia	4,0	4,1
Centro-Nord	3,2	3,1
Mezzogiorno	6,3	7,0
Composizione percentuale		
Italia	100,0	100,0
Centro-Nord	61,3	57,7
Mezzogiorno	38,7	42,3

Fonte: Per il 2000-2006 DPS banca dati CPT, indicatore anticipatore e stime; per il 2007-2011 per l'Italia valori tendenziali; per le macroaree valori programmatici del DPS Quadro finanziario unico.

V.2 Strategia per la competitività e il riequilibrio territoriale

A indirizzare la spesa in conto capitale in questa direzione sarà il Quadro Strategico Nazionale 2007-2013 (di seguito: Quadro) che l'Italia definirà entro l'estate 2006 anche per accedere all'uso dei fondi europei. La politica regionale di sviluppo delineata nel Quadro sarà diretta a ridurre la persistente sottoutilizzazione di risorse del Mezzogiorno e contribuire alla ripresa della competitività e della produttività dell'intero Paese. Si intende perseguire una "strategia dell'offerta", che attraverso la realizzazione di infrastrutture materiali e immateriali e il miglioramento dei servizi collettivi conferisca redditività agli investimenti privati. Un aumento della convenienza a investire potrà tradursi in un incremento dell'attività imprenditoriale sia endogena sia esterna ai territori meridionali, con effetti positivi sui redditi e sull'occupazione.

Per contrastare il rallentamento della dinamica della produttività nelle regioni del Centro Nord le politiche faranno leva sui punti di forza del sistema produttivo dell'area che, oltre a un settore agroindustriale in rinnovamento, a un settore turistico con rilevanti possibilità di miglioramento, e a produzioni tradizionali con prospettive di crescita dimensionale, comprende medie imprese in grado di affrontare i processi di internazionalizzazione e filiere quali la meccanica, capaci di sviluppare innovazioni sia di processo sia di prodotto e per tale via innescare un processo di modernizzazione utile all'intero Paese.

Sulla base degli impegni europei e dell'Intesa raggiunta da Stato e Regioni nel febbraio 2005, il Quadro conterrà un'indicazione delle priorità, le regole di condizionalità per il trasferimento dei fondi, incluse quelle a tutela del principio di addizionalità dei fondi comunitari, gli impegni finanziari settennali sulle risorse comunitarie e nazionali.

Nel prossimo settennio 2007-2013, in base all'accordo sulle Prospettive finanziarie dell'Unione europea raggiunto nello scorso mese di dicembre, le risorse comunitarie da utilizzare con Programmi nazionali, regionali e interregionali ammontano a circa 29 miliardi di euro. Le risorse nazionali a carico del Bilancio dello Stato richieste per l'accesso ai fondi europei saranno commisurate, secondo una programmazione anch'essa settennale: quanto al cofinanziamento, in base ai tradizionali tassi di cofinanziamento, integrati dalle dovute compensazioni per particolari aree;

quanto alle risorse nazionali afferenti al Fondo aree sottoutilizzate, nella misura media dello 0,6 per cento del PIL, in linea con le leggi finanziarie degli ultimi anni.

Verranno inoltre garantite, anche partendo dai limiti dell'esperienza passata, condizioni atte ad assicurare requisiti di aggiuntività finanziaria e strategica delle politiche regionali rispetto a quelle ordinarie.

Per quanto riguarda la strategia di assegnazione dei fondi, essa si muoverà sulla base dell'esperienza acquisita con il ciclo 2000-2006[1] e in linea con quanto prefigurato nella bozza tecnico-amministrativa di Quadro definita dalle Amministrazioni centrali e regionali con il partenariato economico e sociale, che ha identificato dieci priorità.

Tavola V.2 – Indirizzi della politica di sviluppo del Mezzogiorno 2007-2013

	Obiettivi		Priorità del Quadro Strategico nazionale*
1	Sviluppare i circuiti della conoscenza	1	Miglioramento e valorizzazione delle risorse umane
		2	Ricerca e innovazione per la competitività
2	Accrescere la qualità della vita, la sicurezza e l'inclusione nei territori	3	Uso sostenibile ed efficiente delle risorse ambientali per lo sviluppo
		5	Inclusione sociale e servizi per la qualità della vita e l'attrattività territoriale
3	Potenziare le filiere produttive, i servizi e la concorrenza	7	Competitività dei sistemi produttivi locali e occupazione
		8	Competitività e attrattività delle città e dei sistemi urbani
		4	Valorizzazione delle risorse naturali e culturali per l'attrattività e lo sviluppo
		6	Reti e collegamenti per la mobilità
4	Internazionalizzare e modernizzare	9	Apertura internazionale e attrazione di investimenti, consumi e risorse
		10	Azioni di sistema e capacity building

**) cfr. Quadro strategico nazionale (bozza tecnico-amministrativa) 20 aprile 2006.*

Quattro sono i principali obiettivi:

1. sviluppare i circuiti della conoscenza;
2. accrescere la qualità della vita, la sicurezza e inclusione sociale;
3. potenziare le filiere produttive, i servizi e la concorrenza;
4. internazionalizzare e modernizzare.

[1] Per una valutazione dei risultati della programmazione del periodo 2000-2006, confronta Rapporto DPS 2005-febbraio 2006, documento strategico preliminare nazionale-novembre 2005, documento strategico mezzogiorno-dicembre 2005, disponibili sul sito www.dps.tesoro.it.

1) Sviluppare i circuiti della conoscenza

All'accrescimento delle conoscenze concorrono le azioni previste nell'ambito delle priorità "miglioramento e valorizzazione delle risorse umane" e "ricerca e innovazione per la competitività". Si tratta di interventi per la qualificazione delle risorse umane e delle competenze in un contesto in cui, soprattutto al Sud, del tutto inadeguate appaiono le conoscenze diffuse dei giovani (cfr. par. 1). L'impegno finanziario in tema di istruzione andrà decisamente moltiplicato rispetto a quello, ancora insufficiente, destinato negli anni 2000-2006 al Programma nazionale sulla scuola. Va inoltre proseguito, orientato con maggior forza verso l'obiettivo dell'apprendimento lungo l'arco della vita e migliorato nella qualità, l'intervento di formazione, per il contributo che esso può dare alla capacità di inserimento nel mercato del lavoro degli individui e, in particolare, delle donne.

Nel campo della ricerca e dell'innovazione risorse superiori rispetto a quelle assegnate nel periodo di programmazione precedente saranno indirizzate, con criteri fortemente meritocratici a tre linee di intervento: finanziamento di centri d'eccellenza di standard internazionale presenti nel territorio meridionale; meccanismi di "mediazione" tra ricerca e mondo imprenditoriale in grado di valorizzare in termini di innovazione e di produttività i progressi della ricerca nazionale; promuovere la trasformazione della conoscenza in applicazioni produttive, anche valorizzando il ruolo delle tecnologie dell'informazione come fattore essenziale di innovazione.

2) Accrescere la qualità della vita, la sicurezza e l'inclusione sociale

Le condizioni di vita dei cittadini e l'accessibilità dei servizi condizionano la capacità di attrazione e il potenziale competitivo di un'area.

Gli interventi sull'ambiente mireranno, innanzitutto, attraverso un incremento di risorse dedicate, ad accrescere la disponibilità di risorse energetiche mediante il risparmio e l'aumento della quota di energia prodotta da fonti rinnovabili. Per i servizi idrici e della gestione dei rifiuti, saranno effettuati, in continuità con l'impostazione data nel 2000-2006, e con una identificazione di precisi obiettivi di servizio, investimenti rivolti all'efficienza e alla tutela del territorio.

Saranno previsti interventi per il miglioramento dell'accessibilità, con particolare attenzione alla logistica e alla disponibilità e qualità dei servizi sociali. Indispensabili risultano inoltre azioni che, soprattutto in alcune regioni del Mezzogiorno, contrastino e prevengano i fenomeni criminali, ripristinando condizioni di adeguata sicurezza. Esse andranno condotte con un forte impegno sulla qualità delle risorse umane coinvolte e con un legame alle iniziative territoriali, che è finora mancato. A questi obiettivi è rivolta la priorità "Inclusione sociale e servizi per la qualità della vita e l'attrattività territoriale", con accresciute risorse finanziarie.

3) Potenziare le filiere produttive, i servizi e la concorrenza

Gli interventi previsti in questo ambito si rivolgeranno alla promozione della competitività delle filiere produttive, incidendo sulle posizioni di rendita che pongono un netto limite alle potenzialità di crescita dei territori. Essi saranno integrati con azioni specifiche e modalità volte a incrementare la concorrenza nell'accesso alle opportunità offerte dai programmi, nei mercati dei servizi di pubblica utilità, e alla creazione di esternalità positive per il sistema delle imprese .

Ad aumentare la competitività dei sistemi di imprese contribuiranno anche "progetti integrati locali", in base alla priorità "competitività dei sistemi produttivi locali e occupazione" e interventi per la mobilità e la logistica. Potranno contribuire anche meccanismi fiscali automatici, come i crediti d'imposta, da finalizzare alla ricerca, alla crescita dimensionale, agli start-up innovativi. A tali azioni si affiancheranno quelle mirate ad aprire spazi alla concorrenza e a ridurre il peso della burocrazia sull'attività imprenditoriale.

Particolare rilievo assumono le potenzialità di alcune filiere produttive:

- l'agro-alimentare potrà avvalersi anche di interventi atti a rendere più accessibili i mercati di sbocco e a rafforzare la logistica (priorità "reti e collegamenti per la mobilità"e "apertura internazionale e attrazione di investimenti, consumi e risorse");
- la filiera meccanica potrà attivare fra l'altro la necessaria promozione e valorizzazione di produzione di energia rinnovabile;

- la filiera del turismo culturale e ambientale potrà orientare il proprio sviluppo grazie alla concentrazione delle risorse su pochi grandi attrattori culturali e naturali che già beneficiano di flussi di domanda turistica internazionale (priorità "valorizzazione delle risorse naturali e culturali");
- i servizi avanzati nel campo della scienza, delle nuove tecnologie e della cultura potranno meglio svilupparsi nei sistemi urbani e nelle aree metropolitane grazie a un più elevato sostegno finanziario alle azioni per connettere le città e i sistemi territoriali con le reti materiali e immateriali dell'accessibilità e della conoscenza, al rafforzamento della specializzazione delle funzioni urbane.

4) Internazionalizzare e modernizzare

L'apertura del Mezzogiorno ai flussi di merci e persone, nonché il suo potenziamento quale area di destinazione di investimenti diretti esteri potrà essere favorita da interventi infrastrutturali e logistici destinati a rafforzare la capacità di penetrazione commerciale delle imprese dell'area sui mercati di sbocco e l'attrattività di queste aree per gli investitori. Quest'ultima andrà anche promossa attraverso il rafforzamento di un programma dedicato. Le relazioni internazionali del Mezzogiorno, affiancandosi a un rafforzamento dell'azione di *capacity building*, accelereranno la modernizzazione complessiva.